Form 10-K, Exhibit 13
period 1996-12-31
JOHNSTOWN AMERICA INDUSTRIES INC
filed 1997-03-20
CIK 906114

Management's Discussion and Analysis of
Financial condition and Results of Operations

GENERAL
The Company completed the acquisition of Truck Components Inc. ("TCI") on August 23, 1995 and Bostrom Seating, Inc. ("Bostrom") on January 13, 1995. Both acquisitions were accounted for under the purchase method of accounting and, accordingly, their operating results were included in the Company's reported results from their respective acquisition dates. Such results have a significant impact on the comparative discussions below. Additionally, the Company through it's wholly owned subsidiary Freight Car Services, Inc. ("FCS") completed the purchase of the Danville, Illinois facility and began operations in October 1995.

The Company's sales are affected to a significant degree by the freight car and Class 8 truck markets. Both the freight car and the Class 8 truck markets are subject to significant fluctuations due to economic conditions, changes in the alternative methods of transportation and other factors. There can be no assurance that fluctuations in such markets will not have a material adverse effect on the results of operations or financial condition of the Company.

RESULTS OF OPERATIONS
Years Ended December 31, 1996 and 1995
Total Revenue Total revenue in 1996 decreased 16.2% to $560.0 million from $668.6 million in 1995. The total revenue decrease of $108.6 million was primarily due to the decrease in freight car sales of $294.7 million (3,470 new and rebuilt cars in 1996 vs 9,157 new and rebuilt cars in 1995) and a $9.6 million decrease in truck related sales volume at Bostrom. The decreases were offset in part by the inclusion of TCI for all of 1996 versus inclusion for the partial year of 1995, an increase of $195.7 million. As of December 31, 1996, the Company's backlog of new and rebuilt freight cars was 774 compared to 1,204 new and rebuilt freight cars at December 31, 1995.

At December 31, 1996 the Company had 1,067 freight cars on lease and leasing business generated $4.5 million in revenue and $2.4 million in operating income before a $1.4 million gain on the sale of leased freight cars for the year ended 1996 as compared to $2.6 million revenue and $1.9 million operating income in the prior year.

COST OF SALES-MANUFACTURING AND GROSS PROFIT
Cost of sales-manufacturing for 1996 as a percent of manufacturing sales was 85.0%, compared to 91.3% in 1995. Related gross profits were 15.0% and 8.7%, respectively. The improvement in gross profit resulted primarily from the acquisition of TCI in August 1995. TCI has historically generated higher gross profits than the freight car business. Partially mitigating this increase was the decrease of gross profit at JAC. JAC's gross profit percentage for 1996 was down from the prior year approximately 1 percentage point, and the aggregate dollar gross profit was down due to the significant decrease in freight car revenues mentioned above.

SELLING, GENERAL, ADMINISTRATIVE AND
AMORTIZATION EXPENSES
Selling, general and administrative expense as a percentage of total revenue was 8.3% and 4.2% in 1996 and 1995, respectively. The increase in selling, general and administrative expense is related to the acquisition and the integration of TCI which has higher selling, general and administrative levels as a percent of revenue compared to the freight car business, and to increased MIS and product development costs at the freight car operations. Amortization expense as a percentage of total revenue was 1.8% and 1.0% for the years ended 1996 and 1995, respectively. The increase in amortization expense as a percentage of total revenue is related to certain intangible assets of TCI and the excess cost over net assets acquired in the acquisition.

OPERATING INCOME
Operating income was $30.4 million in 1996, compared to $25.0 million in 1995. The increase was primarily due to including the operating income of TCI for all of 1996 versus inclusion for the partial year of 1995 more than offsetting the drop in operating income at JAC.

OTHER
Interest expense, net was $35.8 million in 1996 compared to $14.7 million in 1995. Higher interest expense in 1996 resulted from borrowings under the Senior Bank Facilities and the issuance of Notes to finance the acquisition of TCI, 1995. In addition, JAIX Leasing had increased debt levels to finance the additional freight cars for the lease fleet.

Net loss and loss per share for 1996 were $5.4 million and $.55, respectively, compared to net income and earnings per share of $5.6 million and $.57, respectively, for 1995.


YEARS ENDED DECEMBER 31, 1995 AND 1994
TOTAL REVENUE
Total revenue in 1995 increased 42.7% to $668.6 million from $468.5 million in 1994. The total revenue increase of $200.1 million was primarily related to the acquisition of TCI in August 1995 (58% of the increase), and the acquisition of Bostrom in January 1995 (30% of the increase), while revenue from JAC and FCS account for 12% of the increase, collectively. This increase resulted from the start-up of operations of FCS and a change in product mix at JAC to cars with higher selling values, offsetting lower production (9,157 new and rebuilt freight cars in 1995 versus 10,707 new freight cars in 1994). As of December 31, 1995, the Company's backlog of new freight cars was 1,204 as compared with 7,180 on December 31, 1994.

At December 31, 1995 the Company had 600 freight cars on lease, and the leasing business generated $2.6 million in revenue and $1.9 million in operating income for the year ended 1995 compared with $.5 million revenue and $.3 million in operating income in the prior year.

COST OF SALES-MANUFACTURING AND GROSS PROFT
Cost of sales-manufacturing for 1995 as a percent of manufacturing sales was 91.3%, compared to 94.4% in 1994. Related gross profits were 8.7% and 5.6%, respectively. The improvement in gross profit resulted primarily from the acquisitions of Bostrom in January 1995 and TCI in August 1995, which historically have generated higher gross profits than the freight car business. Gross profits percentages were slightly lower at JAC in 1995 compared to 1994.

SELLING, GENERAL, ADMINISTRATIVE AND
AMORTIZATION EXPENSES
Selling, general and administrative expense as a percentage of total revenue were 4.2% and 2.8% in 1995 and 1994, respectively. The increase in selling, general and administrative expenses is related to the acquisition and the integration of Bostrom and TCI, which have higher selling, general and administrative levels as a percent of revenue compared to JAC. The increase in amortization expense as a percentage of total revenue is related to certain intangible assets of TCI and Bostrom and excess cost over net assets acquired in those acquisitions.

OPERATING INCOME
Operating income was $25.0 million in 1995, compared with $9.7 million in 1994. The increase was primarily due to the acquisition of TCI in August 1995, while operating income at JAC in 1995 remained approximately the same as in 1994.

OTHER
Interest expense, net was $14.7 million in 1995 compared with $.3 million in 1994. Interest expense in 1995 resulted from increased borrowings to finance the acquisition of Bostrom in January 1995, from increased borrowings under the Senior Bank Facilities and the issuance of Notes to finance the acquisition of TCI and the refinancing of its debt in August 1995, as well as from JAIX Leasing debt which was used to finance the addition of freight cars for the lease fleet.

Net income and earnings per share for 1995 were $5.6 million and $.57, respectively, compared with net income and earnings per share of $5.7 million and $.58, respectively for 1994.

LIQUIDITY AND CAPITAL RESOURCES
For the year ended December 31, 1996, the Company provided cash from operations of $36.4 million compared with $52.1 million for 1995. The Company generated $3.5 million of net cash from investing activities during 1996; $18.1 million from the sale of leased freight cars offset by $9.2 million used for capital expenditures and other, $5.4 million used for leased asset additions. Cash used for financing activities was $27.0 million for 1996 primarily related to payments on term debt of $16.8 million and net decreases on in the JAIX Leasing debt of $8.8 million.

The Company's freight car sales are characterized by large order sizes, specific customer delivery schedules, and related vendor receipts and payment schedules, all of which can combine to create significant fluctuations in working capital accounts when comparing end of period balances. Such fluctuations tend to be of short duration, and the Company considers this to be a normal part of its operating cycle which does not significantly impact its financial flexibility and liquidity.

On August 23, 1995, in conjunction with the acquisition of TCI and the refinancing of the existing debt of the Company, the Company and the Guarantor Subsidiaries entered into the $300 million Senior Bank Facilities and issued $100 million of Notes. See Notes 6 and 7 of the Consolidated Financial Statements for a description of the Senior Bank Facilities and the Notes.

As of December 31, 1996, there was $183.3 million of term loans outstanding under the Senior Bank Facilities, $100 million of Notes outstanding and no borrowings under the $100 million revolving credit line under the Senior Bank Facilities. Availability under the Revolving Loan after consideration of outstanding letters of credit of $17.6 million was $44.9 million.

Interest payments on the Notes and interest and principal payments under the Senior Bank Facilities represent significant cash requirements for the Company. The Notes will require semiannual interest payments of approximately $6 million. Borrowings under the Senior Bank Facilities bear interest at floating rates and require interest payments on varying dates depending upon the interest rate option selected by the Company. The $183.3 million of outstanding term loans will require periodic principal payments through their maturities. See Note 6 of the Consolidated Financial Statements.

The Company formed a leasing business in 1994 to lease freight cars. This leasing division was formed into a wholly owned subsidiary JAIX Leasing in January 1995 and currently owns and has under management 1,067 freight cars. In May 1995, JAIX Leasing entered into a loan facility to finance its freight car leasing activities. In June 1996, this debt was refinanced with a $27.7 million ten-year term loan. See Note 6 of the Consolidated Financial Statements for a description of this facility. As of December 31, 1996, there was $13.6 million outstanding under this facility. In January 1997, JAIX Leasing sold 85 freight cars generating $4.5 million in cash and further reducing JAIX Leasing debt by $3.6 million.

The Company believes that the cash flow generated from its operations, together with amounts available under the Revolving Loans, should be sufficient to fund its debt service requirements, working capital needs, anticipated capital expenditures and other operating expenses (including expenditures required by applicable environmental laws and regulations). The Company's future operating performance and ability to service or refinance the Notes and to extend or refinance the Senior Bank Facilities will be subject to future economic conditions and to financial, business and other factors, many of which are beyond the Company's control.

As of December 31, 1996, the Company's balance sheet included cash of $24.5 million.

ENVIRONMENTAL AND LEGAL MATTERS
The Company is subject to comprehensive and frequently changing federal, state and local environmental laws and regulations, and will incur additional capital and operating costs in the future to comply with currently existing laws and regulations, new regulatory requirements arising from recently enacted statutes and possible new statutory enactments. In addition to environmental laws that regulate the Company's subsidiaries' ongoing operations, the subsidiaries also are subject to environmental remediation liability. Under the federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and analogous state laws, the Company's subsidiaries may be liable as a result of the release or threatened release of hazardous substances into the environment. The Company's subsidiaries are currently involved in several matters relating to the investigation and/or remediation of locations where the subsidiaries have arranged for the disposal of foundry and other wastes.

Such matters include five situations in which the Company, through its TCI subsidiaries and their predecessors, have been named or are believed to be potentially responsible parties (PRPs) in the contamination of the sites.
Additionally, environmental remediation may be required at two of the TCI facilities at which soil and ground water contamination has been identified. The Company believes that it has valid claims for contractual indemnification against prior owners for certain of the investigatory and remedial costs at each of the above mentioned sites.

The Company has been notified, however, by all contractual indemnitors that they will not honor future claims for indemnification. Accordingly, the Company is litigating indemnification claims and there is no assurance that even if successful in any such claims, any judgments against the indemnitors will ultimately be recoverable. In addition, the Company believes it is likely that it has incurred some liability at various sites for activities and disposal following acquisition which would not in any event be covered by indemnification by prior owners.

As of December 31, 1996, the Company has a $26.4 million environmental reserve. This reserve is based on current cost estimates and does not reduce estimated expenditures to net present value. The Company currently anticipates spending approximately $500,000 per year for the next three years and approximately $1 million per year in years 2000 and 2001 for monitoring the various environmental sites associated with the environmental reserve, including attorney and consultant costs for strategic planning and negotiations with regulators and other PRPs, and payment of remedial investigation costs. The Company expects to fund such expenditures with the cash flow generated from its operations and amounts available under its Revolving Loans. These sites are generally in the early investigatory stages of the remediation process and thus it is anticipated that significant cash payments for remediation will not be incurred for at least several years. After the evaluation and investigation period, the investigation and remediation costs will likely increase because the actual remediation of the various environmental sites associated with the environmental reserve will likely be under way. Any cash expenditures required by the Company or its subsidiaries to comply with applicable environmental laws and/or to pay for any remediation efforts will not be reduced or otherwise affected by the existence of the environmental reserve. Due to the early stage of investigation of many of the sites and potential remediations referred to above, there are significant uncertainties as to waste quantities involved, the extent and timing of the remediation which will be required, the range of acceptable solutions, costs of remediation and the number of PRPs contributing to such costs. Based on all of the information presently available to it, the Company believes that the environmental reserve will be adequate to cover its future costs related to the sites associated with the environmental reserve, and that any additional costs will not have a material adverse effect on the financial condition or results of operations of the Company. However, the discovery of additional sites, the modification of existing laws or regulations, the imposition of joint and several liability under CERCLA or the uncertainties referred to above could result in such a material adverse effect.

FORWARD-LOOKING STATEMENTS
The foregoing outlook contains forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from current expectations due to a number of factors, including general economic conditions; competitive factors and pricing pressures; shifts in market demand, the performance and needs of industries served by the Company's businesses; and the risks described from time to time in the Company's Securities & Exchange Commission reports.

EFFECTS OF INFLATION
General price inflation has not had a material impact on the Company's results of operations.

                        CONSOLIDATED STATEMENTS OF INCOME


(In thousands, except per share data)

Years Ended December 31,                                                     1996        1995        1994
---------------------------------------------------------------------------------------------------------
Net manufacturing sales                                                 $ 555,510   $ 666,028   $ 468,070
Leasing revenue                                                             4,462       2,573         455
        Total revenue                                                     559,972     668,601     468,525
Cost of sales - manufacturing                                             472,054     608,328     442,020
Cost of leasing                                                             2,104         654         133
        Gross profit                                                       85,814      59,619      26,372

Selling, general and administrative expenses                               46,605      28,117      13,144
Amortization expense                                                       10,074       6,478       3,573
Gain on sale of leased freight cars                                        (1,354)         --          --
        Operating income                                                   30,389      25,024       9,655

Interest expense, net                                                      33,015      13,782         266
Interest expense - leasing                                                  2,821         920          --
        Income (loss) before income taxes                                  (5,447)     10,322       9,389
Provision (benefit) for income taxes                                          (76)      4,737       3,692
        Net income (loss)                                             $    (5,371)  $   5,585   $   5,697
---------------------------------------------------------------------------------------------------------

Income (loss) per common share:                                       $      (.55)  $     .57   $     .58
---------------------------------------------------------------------------------------------------------

Weighted average common and common
   equivalent shares outstanding                                            9,794       9,799       9,844
---------------------------------------------------------------------------------------------------------


                           CONSOLIDATED BALANCE SHEETS


(In thousands, except per share data)

As of December 31,                                                                      1996        1995
---------------------------------------------------------------------------------------------------------
ASSETS:
     Cash and cash equivalents                                                     $  24,535   $  11,639
     Accounts receivable, net                                                         49,346      59,959
     Inventories                                                                      49,589      43,900
     Deferred income tax assets                                                       16,143      14,157
     Prepaid expenses and other current assets                                         3,217       8,778
Total current assets                                                                 142,830     138,433
     Property, plant and equipment, net                                              123,859     128,770
     Leasing business assets, net                                                     23,255      35,655
     Restricted cash                                                                     578       1,364
     Deferred financing costs, net                                                    13,099      15,110
     Intangible assets, net                                                          251,662     259,493
Total assets                                                                       $ 555,283   $ 578,825
========================================================================================================
LIABILITIES:
     Accounts payable                                                              $  43,325   $  39,647
     Accrued payroll and employee benefits                                            20,220      26,101
     Other current liabilities                                                        34,830      31,175
     Current maturities of long-term debt and capital lease                           17,236      16,813
Total current liabilities                                                            115,611     113,736
     Long-term debt and capital lease, less current maturities                       186,939     212,973
     Senior subordinated notes                                                       100,000     100,000
     Deferred income tax liabilities                                                  29,214      28,136
     Other long-term liabilities                                                      59,982      55,106
Total liabilities                                                                    491,746     509,951

SHAREHOLDERS' EQUITY:
     Preferred stock, $.01 par, 20,000 shares authorized, none outstanding                --          --
     Common stock, $.01 par, 201,000 shares authorized, 9,754 and 9,731
        issued and outstanding as of December 31, 1996 and 1995, respectively             98          98
     Paid-in capital                                                                  55,049      55,015
     Retained earnings                                                                 8,420      13,791
     Employee receivables for stock purchase                                             (30)        (30)
Total shareholders' equity                                                            63,537      68,874
Total liabilities and shareholders' equity                                         $ 555,283   $ 578,825
========================================================================================================



See accompanying notes to the consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


(In thousands)

Years Ended December 31,                                                     1996        1995        1994
---------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income (loss)                                                      $   (5,371)  $   5,585    $  5,697
Adjustments to reconcile net income (loss) to net cash
   provided by (used for) operating activities -
     Depreciation                                                          14,772       7,656       2,813
     Amortization                                                          14,498       8,235       3,532
     Deferred income tax expense (benefit)                                     58       2,563         (40)
     Provision for postretirement benefits                                  1,671       1,987       1,580
     Gain on sale of leased freight cars                                   (1,354)         --          --
                                                                           24,274      26,026      13,582
Change in operating assets and liabilities,
  net of effect of acquired businesses:
     Accounts receivable                                                   10,613      26,689      (5,612)
     Inventories                                                           (5,689)     34,101     (30,112)
     Prepaid expenses and other current assets                             14,091       4,481         787
     Accounts payable                                                       3,677     (29,447)     15,872
     Accrued payroll and employee benefits                                 (5,177)     18,066         333
     Other assets and liabilities                                          (5,411)    (27,784)      4,004
Net cash provided by (used for) operating activities                       36,378      52,132      (1,146)

INVESTING ACTIVITIES:
     Capital expenditures                                                  (9,919)    (14,954)     (7,295)
     Leasing business asset additions                                      (5,438)    (31,377)     (4,842)
     Proceeds from sale of leased freight cars                             18,113          --          --
     Acquisition of TCI, less cash acquired                                    --    (266,081)         --
     Acquisition of Bostrom, less cash acquired                                --     (32,444)         --
     Change in restricted cash/other                                          786      (1,364)        201
Net cash provided by (used for) investing activities                        3,542    (346,210)    (11,936)

FINANCING ACTIVITIES:
     Payments of term loans and capital lease                             (16,812)        (46)         --
     Net (payments) borrowings of JAIX Leasing debt                        (8,799)     22,381          --
     Net (payments) borrowings under revolving loans                           --      (7,600)      7,600
     Issuance of long-term debt                                                --     305,300          --
     Proceeds from the issuance of common stock, net                           35          45         100
     Payment of deferred financing costs                                   (1,448)    (16,117)         --
Net cash provided by (used for) financing activities                      (27,024)    303,963       7,700
Net increase (decrease) in cash and cash equivalents                       12,896       9,885      (5,382)
Cash and cash equivalents, beginning of year                               11,639       1,754       7,136
Cash and cash equivalents, end of year                                  $  24,535   $  11,639   $   1,754


See accompanying notes to the consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1.  ORGANIZATION
-------------------------------------------------------------------------------


Johnstown America Industries, Inc. (JAII) has three operating groups within the transportation industry: truck components and assemblies operations, a leading manufacturer of wheel end components, seating, steerable drive axles and gear boxes for the heavy-duty truck industry; iron castings operations, a major producer of complex iron castings for a wide range of industries; and freight car operations, a leading manufacturer and lessor of new and rebuilt freight cars used for hauling coal, intermodal containers, highway trailers, agricultural and mining products.

On October 28, 1991, Johnstown America Corporation, (JAC), wholly owned by Johnstown America Industries, Inc., a Delaware corporation, consummated the purchase of the former Freight Car Division of Bethlehem Steel Corporation.

JAII completed the acquisition of Truck Components Inc. (TCI) and its subsidiaries (Gunite Corporation, Brillion Iron Works, Inc. and Fabco Automotive Corporation) on August 23, 1995, and Bostrom Seating, Inc. (Bostrom) on January 13, 1995. Both acquisitions were accounted for under the purchase method of accounting and accordingly, the operating results of these acquired businesses are included herein from their respective acquisition dates. Operations commenced on October 2, 1995, at the Freight Car Services, Inc. facility.


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-------------------------------------------------------------------------------


The accompanying consolidated financial statements reflect the application of the following significant accounting policies:

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of JAII and its wholly owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in the accompanying consolidated financial statements.

CASH EQUIVALENTS
The Company considers all short-term investments with original maturities of three months or less when acquired to be cash equivalents.

INVENTORIES
Inventories are stated at the lower of cost or market. The cost of 53 % and 47 % of the Company's inventories as of December 31, 1996 and 1995, respectively, was determined on the first-in, first-out (FIFO) method, with the cost of the remaining inventories, representing certain inventories at TCI and Bostrom, determined on the last-in, last-out method. Had all inventories been determined on the FIFO method at December 31, 1996 and 1995, the reported value of such inventories would have been increased by $1.0 million and $.1 million respectively.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is stated at cost less accumulated depreciation. The cost of property, plant and equipment acquired as part of a business acquisition represents the fair market value of such assets at the acquisition date typically as determined by independent appraisal. Depreciation is provided using the straight-line method by making periodic charges to income over the estimated useful lives of the assets, which are as follows:

-------------------------------------------------------------------------------

Buildings and improvements                                           10-40 years
Machinery and equipment                                               3-12 years
-------------------------------------------------------------------------------

Property, plant and equipment under capital leases are amortized over the shorter of the estimated useful life of the asset or the term of the lease.

Maintenance and repairs are charged to expense as incurred, while major replacements and improvements are capitalized. The cost and accumulated depreciation of items sold or retired are removed from the property accounts and any gain or loss is recorded currently in the consolidated statements of income.

RESEARCH AND DEVELOPMENT
Costs associated with research and development are expensed as incurred.

LEASING BUSINESS ASSETS
Leasing business assets, which primarily consist of freight cars, are stated at cost, which is the fully absorbed cost for those assets self-constructed by the Company, less accumulated depreciation. Freight cars are being depreciated using the straight-line method over the estimated useful life of 20-30 years.

INTANGIBLE ASSETS
The excess of purchase costs over amounts allocated to identifiable assets and liabilities of businesses acquired (goodwill) is amortized on the straight-line method over 40 years. Should events or circumstances occur subsequent to the acquisition of a business which bring into question the realizable value or impairment of the related goodwill, the Company will evaluate the remaining useful life and balance of goodwill and make appropriate adjustments. The Company's principle considerations in determining impairment include the strategic benefit to the Company of the particular business as measured by undiscounted current and expected future operating cash flows of that particular business.

Other intangible assets are amortized on the straight-line method over their estimated useful lives, which are as follows:

-------------------------------------------------------------------------------

    Trademarks                                                          40 years
    Technologies                                                     13-40 years
    Patents                                                              8 years
    Noncompete agreement                                                 5 years
    Organization costs                                                   5 years
-------------------------------------------------------------------------------


ENVIRONMENTAL RESERVES
The Company is subject to comprehensive and frequently changing federal, state and local environmental laws and regulations, and will incur additional capital and operating costs in the future to comply with currently existing laws and regulations, new regulatory requirements arising from recently enacted statutes and possible new statutory enactments. In addition to environmental laws that regulate the Company's ongoing operations, the Company is also subject to environmental remediation liability. It is the Company's policy to provide and accrue for the estimated cost of environmental matters, on a non-discounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Such provisions and accruals exclude claims for recoveries from insurance carriers or other third parties.

Statement of Position (SOP) 96-1, "Environmental Remediation Liabilities" was issued in October 1996 and will be adopted by the Company in 1997. This new SOP provides authoritative guidance on specific accounting issues that are present in the recognition, measurement and disclosure of environmental remediation liabilities. Management does not believe that the impact, if any, of adopting this SOP will have a material effect on the Company's financial position or results of operations.

INCOME TAXES
The Company provides for deferred income taxes on differences that arise when items are reported for financial statement purposes in years different from those for income tax reporting purposes in conformance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes."

REVENUE RECOGNITION
Revenues on new and rebuilt freight cars are recognized when individual cars are completed and accepted by the customer's inspector. Revenue from leasing is recognized ratably during the lease term. All other revenue is recognized when the products are shipped.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

NEW ACCOUNTING PRONOUNCEMENTS
SFAS No. 121, "Accounting for the Impairment of LongLived Assets and for Long-Lived Assets to be Disposed Of," was issued in March 1995 and was adopted by the Company in 1996. This new pronouncement establishes standards on when to review long-lived assets and certain identifiable intangible assets for impairment and how to measure that impairment. The adoption of this standard had an immaterial effect on the Company's financial position and results of operations. SFAS No. 123, "Accounting for Stock-Based Compensation," was issued in October 1995. This new pronouncement establishes financial accounting and reporting standards for stockbased employee compensation plans and requires a fair value based method to determine the compensation cost of such plans. As allowed by the standard, the Company has provided supplemental pro forma disclosure of the effect of such adoption in Note 10.

RECLASSIFICATIONS
Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

NOTE 3.  ACQUISITIONS
-------------------------------------------------------------------------------


BOSTROM SEATING INC.
On January 13, 1995, the Company acquired Bostrom. The total purchase price was approximately $32.4 million and was funded by the Company's previous borrowing facility.

FREIGHT CAR SERVICES, INC.-DANVILLE FACILITY
On January 27, 1995, the Company purchased a freight car rebuilding and repair facility in Danville, Illinois for $2.5 million and spent additional capital of $2.6 million through 1996 for refurbishment. The Company started operations at this facility in October 1995.

TRUCK COMPONENTS, INC.
On August 23, 1995, the Company completed the acquisition of TCI, whereby the Company acquired all outstanding shares of common stock of TCI (including shares subject to options) for a cash purchase price of approximately $166 million. The Company also made a tender offer for the $82 million of TCI's outstanding senior notes and purchased such notes for $94 million. The acquisition and tender offer, as well as the repayment of the Company's and TCI's existing bank debt (excluding the JAIX Leasing facility) and the payment of various transaction fees and expenses were financed by borrowings under the Senior Bank Facilities and the proceeds of the issuance of the Notes (see Notes 6 & 7). Certain transactions related to the acquisition resulted in significant income tax refunds for TCI which were reflected as prepaid expenses and other assets in the accompanying balance sheet as of December 31, 1995 and were collected in 1996.

The Bostrom and TCI acquisitions were accounted for as purchases for financial reporting purposes. Accordingly, certain assets and liabilities of the acquired companies were recorded at estimated fair values as of the acquisition date, based on management's best judgement and available information at the time. Changes to the original estimates, some of which were made in 1996 were not material.

The operating results of the acquired companies have been included in the Company's reported results of operations from their respective acquisition dates.

The Company's pro forma unaudited consolidated results of operations for the years ended December 31, 1995 and 1994 were prepared as though the acquisitions of Bostrom and TCI and the related financing transactions occurred on January 1, of the applicable year. Pro forma data is are as follows:

(In thousands, except per share data)
--------------------------------------------------------------------------------
                                                                 1995       1994
--------------------------------------------------------------------------------
Total revenues                                              $ 900,924  $ 837,983
Gross profit                                                  108,976    102.138
Net income                                                     10,068      7,617
Net income per share                                        $    1.03  $    0.77
--------------------------------------------------------------------------------


The pro forma operating results include each acquiree's pre-acquisition results of operations for the indicated years with adjustments to reflect amortization of excess cost over net assets acquired and other identified intangible assets, additional depreciation on the increase to fair market value of fixed assets, interest expense on the acquisition borrowings and the effect of income taxes thereon. The pro forma information given above does not purport to be indicative of the results that actually would have been obtained if the operations were combined during the periods presented and is not intended to be a projection of future results or trends.


NOTE 4.  DETAIL OF CERTAIN ASSETS AND LIABILITIES
--------------------------------------------------------------------------------


ALLOWANCE FOR DOUBTFUL ACCOUNTS
(In thousands)

Years Ended December 31,                                                            1996            1995
--------------------------------------------------------------------------------------------------------
Balance at beginning of year                                                  $    1,690       $      --
     Provision for doubtful accounts                                                 538              60
     Net write-offs                                                                 (345)             --
     Allowances for doubtful accounts from acquired businesses                        --           1,630
Balance at end of year                                                        $    1,883       $   1,690
--------------------------------------------------------------------------------------------------------

                                       17


INVENTORIES
(In thousands)

As of December 31,                                                                  1996            1995
--------------------------------------------------------------------------------------------------------
     Raw materials and purchased components                                   $   10,289      $   14,287
     Work in progress and finished goods                                          39,300          29,613
Inventories                                                                   $   49,589      $   43,900
--------------------------------------------------------------------------------------------------------



PROPERTY, PLANT AND EQUIPMENT
(In thousands)

As of December 31,                                                                  1996            1995
--------------------------------------------------------------------------------------------------------
     Land                                                                     $    4,466     $     4,144
     Buildings and improvements                                                   26,310          24,665
     Machinery and equipment                                                     114,820         108,953
     Construction in progress                                                      4,722           4,176
                                                                                 150,318         141,938
     Accumulated depreciation                                                     26,459          13,168
Property, plant and equipment, net                                            $  123,859     $   128,770
--------------------------------------------------------------------------------------------------------



LEASING BUSINESS ASSETS
(In thousands)

As of December 31,                                                                  1996            1995
--------------------------------------------------------------------------------------------------------
     Leasing business assets                                                  $   23,884     $    36,080
     Accumulated depreciation                                                        629             425
Leasing business assets, net                                                  $   23,255     $    35,655
--------------------------------------------------------------------------------------------------------



INTANGIBLE ASSETS
(In thousands)
--------------------------------------------------------------------------------------------------------
                                                 Original     Accumulated               Net Balance
As of December 31, 1996                              Cost    Amortization           1996            1995
--------------------------------------------------------------------------------------------------------
     Excess cost over net assets  acquired      $ 204,520       $   7,955      $ 196,565       $ 199,470
     Trademarks                                    26,988             931         26,057          26,755
     Technologies                                  20,722           1,094         19,628          20,448
     Patents                                       17,278           8,217          9,061          10,891
     Noncompete agreement                           8,625           8,625             --           1,437
     Organization costs                               742             391            351             492
Intangible assets                               $ 278,875        $ 27,213      $ 251,662       $ 259,493
--------------------------------------------------------------------------------------------------------

OTHER CURRENT LIABILITIES
(In thousands)

As of December 31,                                                                  1996            1995
--------------------------------------------------------------------------------------------------------
     Accrued interest                                                         $    7,039     $     6,212
     Accrued workers' compensation                                                 5,456           5,875
     Current portion of postretirement
       and pension benefit reserves                                                3,536           4,576
     Accrued warranty                                                              4,090           3,810
     Other                                                                        14,709          10,702
Other current liabilities                                                     $   34,830      $   31,175
--------------------------------------------------------------------------------------------------------



OTHER LONG-TERM LIABILITIES
(In thousands)

As of December 31,                                                                  1996            1995
--------------------------------------------------------------------------------------------------------
     Postretirement and pension benefit reserves                              $   29,414      $   28,676
     Environmental reserves                                                       25,568          24,290
     Other                                                                         5,000           2,140
Other long-term liabilities                                                   $   59,982      $   55,106
--------------------------------------------------------------------------------------------------------




NOTE 5.  SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------


(In thousands)

                                                         Common   Paid-in     Warrants     Retained       Employee
                                                          Stock   Capital  Outstanding     Earnings    Receivables      Total
------------------------------------------------------ ----------------------------------------------------------------------
Balance-December 31, 1993                              $    93   $ 53,986      $   938    $   2,509      $   (291)  $  57,235
     Collection of employee receivables                     --         --           --           --           201         201
     Options exercised                                       1         97           --           --            --          98
     Warrants exercised                                      4        937         (938)          --            --           3
     Net income for year                                    --         --           --        5,697            --       5,697
-----------------------------------------------------------------------------------------------------------------------------
Balance-December 31, 1994                                   98     55,020           --        8,206           (90)     63,234
     Collection of employee receivables                     --         --           --           --            10          10
     Options exercised                                      --         45           --           --            --          45
     Stock subscription cancellation                        --        (50)          --           --            50          --
     Net income for year                                    --         --           --        5,585            --       5,585
-----------------------------------------------------------------------------------------------------------------------------
Balance-December 31, 1995                                   98     55,015           --       13,791           (30)     68,874
     Options exercised                                      --         34           --           --            --          34
     Net loss for year                                      --         --           --       (5,371)           --      (5,371)
-----------------------------------------------------------------------------------------------------------------------------
Balance-December 31, 1996                              $    98  $  55,049      $    --    $   8,420      $    (30)  $  63,537
-----------------------------------------------------------------------------------------------------------------------------

COMMON AND PREFERRED STOCK
The Company has authorized 200,000,000 shares of Common Stock (voting), 1,000,000 shares of Class B Common Stock (non-voting) and 20,000,000 shares of preferred stock. No Class B Common Stock or preferred stock has been issued.

In October 1995, the Board of Directors of the Company adopted a Shareholder Rights Plan and declared a dividend of one right ("Right") for each outstanding share of the Company's common stock held by shareholders of record on October 16, 1995. When exercisable, each Right entitles shareholders of record to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock at an exercise price of $32.00, subject to certain adjustments. The Company authorized 20,000 shares of such stock pursuant to this plan. The Rights will become exercisable, and will trade separately from the common stock, only if a person or group acquires 15% or more of the Company's outstanding common stock or commences a tender or exchange offer that would result in that person or group owning 15% or more of the Company's outstanding common stock. Subsequently, upon the occurrence of certain events, holders of Rights will be entitled to purchase common stock of the Company or a third-party acquiror at an amount equal to twice the Right's exercise price. Until the Rights become exercisable, they may be redeemed at the Company's option at a price of one cent per Right. The Rights expire on October 4, 2005.



NOTE 6.  LONG-TERM DEBT
--------------------------------------------------------------------------------


Long-term debt consisted of the following:
(In thousands)

As of December 31                                               1996       1995
--------------------------------------------------------------------------------
     Revolving Loan                                       $       --  $      --
     Tranche A Term Loan                                      86,670    100,000
     Tranche B Term Loan                                      96,670    100,000
Total Senior Bank Facilities                                 183,340    200,000
     Industrial Revenue Bond                                   5,300      5,300
     Capital lease                                             1,953      2,105
     JAIX Leasing debt                                        13,582     22,381
--------------------------------------------------------------------------------
Total debt                                                   204,175    229,786
     Current maturities                                      (17,236)   (16,813)
--------------------------------------------------------------------------------
Long-term debt                                            $  186,939  $ 212,973
--------------------------------------------------------------------------------


Maturities of long-term debt as of December 31, 1996 are as follows:

(In thousands)
--------------------------------------------------------------------------------

     1997                                                            $    17,236
     1998                                                                 20,623
     1999                                                                 27,347
     2000                                                                 34,087
     2001                                                                 34,012
     Thereafter                                                      $    70,870
--------------------------------------------------------------------------------


SENIOR BANK FACILITIES
The Company entered into a credit facility ( Senior Bank Facilities) on August 23, 1995, in conjunction with the acquisition of TCI and the related transactions described in Note 3. The Revolving Loans portion of the Senior Bank Facilities provides for up to $100 million of outstanding borrowings and letters of credit, limited by the level of eligible accounts receivable and inventories. As of December 31, 1996, availability under the Revolving Loans, after consideration of outstanding letters of credit of $17.6 million, was $44.9 million.

At the Company's election, interest rates per annum for the Revolving Loans and Tranche A Term Loan are fluctuating rates of interest measured by reference to either (a) an adjusted London inter-bank offered rate (LIBOR) plus a borrowing margin or (b) an alternate base rate (ABR) plus a borrowing margin. Such borrowing margins shall range between 1.50% and 2.50% for LIBOR loans and between .50% and 1.50% for ABR loans, fluctuating within each range in 0.25% increments based on the Company achieving certain financial results. Interest rates per annum applicable to Tranche B Term Loans are either (a) LIBOR plus a margin of 3.00% or (b) ABR plus 2.00%. Additionally, various fees related to unused commitments, letters of credit and administration of the facility are incurred by the Company. As of December 31, 1996, and 1995, the weighted average interest rate of all outstanding loans under the Senior Bank Facilities was 9.21% and 9.40%, respectively. Borrowings under the Senior Bank Facilities are guaranteed by each of the Company's subsidiaries other than JAIX Leasing (the Guarantor Subsidiaries) and are secured by the assets and stock of the Company and its Guarantor Subsidiaries.

The term loans under the Senior Bank Facilities began amortizing quarterly on March 31, 1996. The Tranche A Term Loan and the Revolving Loans mature on March 31, 2002 and the Tranche B Term Loan matures on March 31, 2003.

The Senior Bank Facilities contain various financial covenants including capital expenditure limitations, minimum leverage and interest coverage ratios and minimum net worth, and also restrict the Company from paying dividends, repurchasing common stock and making other distributions in certain circumstances.

INDUSTRIAL REVENUE BOND
The Company, through its wholly owned subsidiary, Freight Car Services, Inc., issued an Industrial Revenue Bond for $5.3 million which bears interest at a variable rate (4.5% as of December 31, 1996) and can be redeemed by the Company at any time. The bonds are secured by a letter of credit issued by Johnstown America Industries, Inc. The bonds have no amortization and mature on December 1, 2010. The bonds are also subject to a weekly "put" provision by the holders of the bonds. In the event that any or all of the bonds are put to the Company under the provision, the Company would effectively refinance such bonds with additional borrowings under the Revolving Loans portion of the Senior Bank Facilities.

In connection with the Industrial Revenue Bond, the Company has restricted cash at December 31, 1996 of $.6 million from the initial proceeds of $5.3 million. The restricted cash is held in trust and will be used for additional improvements and expansion of the Freight Car Services Inc., Danville facility.

JAIX LEASING DEBT
On May 12, 1995, JAIX Leasing entered into a three-year term loan agreement. On June 14, 1996, JAIX Leasing refinanced this debt with a $27.7 million (as amended) ten-year term loan which bears interest at an average interest rate of 9.32%. At December 31, 1996, the balance of this debt after scheduled and other prepayments was $13.6 million. This debt is secured the by JAIX Leasing underlying lease and assets and contains various covenants.

OTHER
During 1996 and 1995, the Company entered into various interest rate contracts to fix a portion of the cost of its variable rate Senior Bank Facilities. These contracts limit the effect of market fluctuations on the interest cost of floating rate debt. The notional principal amounts outstanding covering the current period on the interest rate contracts was $140 million and $165 million as of December 31, 1996 and 1995, respectively. The fixed rates of interest on these contracts ranged from 5.98% to 6.32% (plus the applicable borrowing margin) as of December 31, 1996 and 1995, respectively. The maturities on these contracts range from May 1997, through August 1998. The impact of fixed versus variable interest rates is recorded as incurred, as a component of interest expenses. Costs associated with obtaining the Senior Bank Facilities, the Senior Subordinated Notes described in Note 7 and other indebtedness aggregate to $17.2 million. Such costs are amortized over the term of the related debt. Previously deferred financing costs, which were not material, were written off when proceeds from the Senior Bank Facilities were used to retire the related debt. Amortization of deferred financing costs amounted to $3.2 million and $.9 million for the years ended December 31, 1996 and 1995, respectively. Such amortization was not material in 1994. As of December 31, 1996 and 1995, accumulated amortization of such costs was $4.1 million and $.9 million, respectively.

NOTE 7.  SENIOR SUBORDINATED NOTES
--------------------------------------------------------------------------------

In conjunction with the acquisition of TCI, the Company issued $100 million of Senior Subordinated Notes (the Notes) which are due August 15, 2005. These Notes have a interest rate of 11.75% per annum and are guaranteed on an unsecured, senior subordinated joint and several basis by each of the Guarantor Subsidiaries. Pursuant to the settlement of an interest rate contract in effect when the Notes were issued, the Company realized a $2.6 million gain upon such issuance. The gain is being amortized as an offset to interest expense over the term of the Notes. The Notes have customary restrictive covenants including restrictions on incurrence of additional indebtedness, payment of dividends and redemption of capital stock. The Notes are subordinated to all indebtedness under the Senior Bank Facilities and cross-default provisions do exist. Except in certain limited circumstances, the Notes are not subject to optional redemption by the Company prior to August 15, 2000, and thereafter are subject to optional redemption by the Company at declining redemption premiums. Upon the occurrence of a change in control (as defined), the Company is required to offer to repurchase the Notes at a price equal to 101% of the principal amount thereof plus accrued interest.

The Company's future operating performance and ability to service or refinance the Notes and to extend or refinance the Senior Bank Facilities will be subject to future economic conditions and to financial, business and other factors, many of which are beyond the Company's control.


NOTE 8.  EMPLOYEE BENEFIT PLANS
--------------------------------------------------------------------------------

PENSIONS BENEFITS
Certain of the Company's subsidiaries have qualified, defined benefit plans covering substantially all of their employees. Company contributions to the plans were made based upon the minimum amounts required under the Employee
Retirement Income Security Act (ERISA). The plans' assets are held by independent trustees and consist primarily of equity and fixed income securities.

In conjunction with the purchase of the freight car business, the accrued pension benefits for employees of the freight car business for service up to the acquisition date remain the responsibility of Bethlehem Steel. The Company initiated new pension plans for service subsequent to the acquisition date which essentially provide benefits similar to the former plans. Following the acquisition of TCI, certain TCI plans were frozen and were replaced with a defined contribution plan.

The following table summarizes total pension expense:

(In thousands)

Years Ended December 31,                                                     1996        1995       1994
--------------------------------------------------------------------------------------------------------
     Current service cost                                              $    2,189   $    1,68   $  1,487
     Interest cost on projected benefit obligation                          2,173       1,714        789
     Expected return on assets                                            (2,143)     (1,896)       (375)
     Amortization of unrecognized gains and losses                          1,208       1,571        140
Net pension cost                                                       $    3,427   $   3,070   $  2,041
--------------------------------------------------------------------------------------------------------


The following table sets forth the plans' funded status:

(In thousands)

As of December 31,                                                                       1996        1995
---------------------------------------------------------------------------------------------------------
     Vested benefits                                                               $   20,508   $  17,658
     Nonvested benefits                                                                 3,380       5,006
Accumulated benefits obligation                                                        23,888      22,664
     Effect of projected future compensation levels                                     8,256      11,071
---------------------------------------------------------------------------------------------------------
Projected benefits obligation                                                          32,144      33,735
     Plan assets at fair value                                                         20,311      14,177
---------------------------------------------------------------------------------------------------------
Projected benefits obligation in excess of plan assets                                 11,833      19,558
     Unrecognized net (loss) gain                                                       2,569      (3,739)
     Unrecognized prior service cost                                                   (5,298)     (5,673)
---------------------------------------------------------------------------------------------------------
Net pension reserves recorded in the accompanying                                   $   9,104   $  10,146
   balance sheets
---------------------------------------------------------------------------------------------------------


Actuarial assumptions used in developing the above data were:                            1996        1995
---------------------------------------------------------------------------------------------------------
     Discount rate                                                                      7.75%       7.50%
     Rate of expected return on plan assets                                             9.00%       9.00%
     Rate of increases in compensation                                             3.00-4.00%  4.00-6.00%
---------------------------------------------------------------------------------------------------------



DEFINDED CONTRIBUTION PLANS
Certain of the Company's subsidiaries also maintain qualified, defined contribution plans which provide benefits to its salaried employees based on employee contributions, years of service, employee earnings or certain subsidiary earnings, with discretionary contributions allowed. Expenses relating to these plans were $3.1 million, $2.4 million and $1.6 million for the years ended December 31, 1996, 1995 and 1994, respectively.

POSTRETIREMENT BENEFITS
The Company provides health care benefits for certain salaried and hourly retired employees. Employees may become eligible for health care benefits if they retire after attaining specified age and service requirements. These benefits are subject to deductibles, co-payment provisions and other limitations.

In connection with the purchase of the freight car business, the expected cost of postretirement benefits of employees over age 43 at the purchase date remained the responsibility of Bethlehem Steel. Costs of benefits relating to current service are expensed currently.


The following table summarizes postretirement benefits expense:

(in thousands)

Years Ended December 31,                                                     1996        1995        1994
---------------------------------------------------------------------------------------------------------
     Current service cost                                              $       85    $  1,043    $    998
     Interest cost on accumulated benefit obligation                        1,340       1,001         582
     Amortization of unrecognized gains                                      (183)        (57)         --
Net postretirement benefit costs                                       $   2 ,011    $  1,987    $  1,580
---------------------------------------------------------------------------------------------------------


The following table sets forth the plans funded status:

(in thousands)

As of December 31,                                              1996        1995
--------------------------------------------------------------------------------
     Retirees                                              $   6,308   $   6,329
     Other fully eligible plan participants                    4,828       3,208
     Other active plan participants                            7,712      11,650
Accumulated benefits obligation                            $  18,848      21,187
     Unrecognized net gain                                     4,998       1,919
--------------------------------------------------------------------------------
Net postretirement benefits reserve recorded in the
  accompanying balance sheets                              $  23,846   $  23,106
--------------------------------------------------------------------------------

The discount rates used in developing the above data ranged from 7.50% to 8.00% in 1996, from 7.25% to 7.75% in 1995 and was 9.00% in 1994.

Medical trend rate assumptions were 5.25% to 9.00% for 1996, 8.00% to 9.50% for 1995 and 10.25% in 1994, incrementally decreasing to and remaining at 5.00% for 2001 and later. Were the assumed medical trend rates to be increased by 1% for each future year, the effect of this change would be to increase the accumulated postretirement benefit by $4.0 million and $4.4 million at December 31, 1996 and 1995, respectively, and the aggregate service and interest cost components by $.6 million, $.7 million and $.6 million for the years ended December 31, 1996, 1995 and 1994, respectively.

The Company does not offer any other significant post employment benefits.



NOTE 9.  INCOME TAXES
--------------------------------------------------------------------------------

The  provision   (benefit)  for  income  taxes  includes  current  and  deferred components as follows:

(In thousands)

Years Ended December 31,                       1996         1995        1994
--------------------------------------------------------------------------------
Current taxes:
     Federal                             $       --   $    1,853  $    2,929
     State                                     (134)         321         803
                                               (134)       2,174       3,732
--------------------------------------------------------------------------------
Deferred taxes:
     Federal                                   (444)       2,227         (54)
     State                                      502          336          14
                                                 58        2,563         (40)
Provision (benefit) for income taxes     $      (76)  $    4,737  $     3,692
--------------------------------------------------------------------------------

The provision (benefit) for income taxes differs from the amounts computed by applying the federal statutory rate as follows:


Years Ended December 31,                        1996        1995        1994
--------------------------------------------------------------------------------
Income taxes at federal statutory rate       (34.0)%       34.0%       34.0%
State income taxes, net of federal benefit    (0.1)         4.2         4.3
Nondeductible amortization expense            32.7          7.2         0.7
Other, net                                      --          0.5         0.3
--------------------------------------------------------------------------------
Effective income tax rate                     (1.4)%       45.9%       39.3%
--------------------------------------------------------------------------------



Components of deferred tax benefits (obligations) consist of the follows:


(In thousands)

                                                                          1996                     1995
----------------------------------------------------------------------------------------    ----------------------
Description                                                     Benefits     Obligations    Benefits   Obligations
Postretirement and pension benefit reserves                     $ 13,257     $       --     $ 13,495   $       --
Environmental reserve                                             10,299             --        9,801           --
Deferred employee compensation                                     3,787             --        5,684           --
Accrued workers' compensation reserve                              2,128             --        2,201           --
Warranty reserve                                                   1,595             --        1,486           --
Alternative minimum tax credit carryforward                        4,042             --        1,116           --
Property, plant and equipment                                         --        (28,104)          --      (28,297)
Trademarks and technologies                                           --        (19,776)          --      (20,526)
Inventories                                                           --         (2,973)          --       (3,381)
Other                                                              4,182         (1,508)       5,325         (883)
----------------------------------------------------------------------------------------    ----------------------
     Deferred tax benefits (obligations)                        $ 39,290     $  (52,361)    $ 39,108   $  (53,087)
----------------------------------------------------------------------------------------    ----------------------


In the consolidated balance sheets, these deferred benefits and deferred obligations are classified as deferred income tax assets or deferred income tax liabilities, based on the classification of the related asset or liability for financial reporting. A deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to carryforwards, are classified according to the expected reversal date of the temporary difference as of the end of the year. Credit carryforwards primarily consist of alternative minimum taxes, which can be carried forward indefinitely, and certain state tax net operating losses subject to various limitations which expire, if unused, primarily in 1998 and 1999 under the current tax laws.

A valuation allowance of $2.1 million and $.3 million as of December 31, 1996 and 1995, has been recorded to offset these state tax credit carryforwards. As of December 31, 1996 and 1995, no other valuation allowances are deemed necessary as management expects to realize all other deferred benefits as future tax deductions.

NOTE 10.  STOCK OPTION PLANS
--------------------------------------------------------------------------------

The Company maintains a Stock Option Plan (the Option Plan) for management and non-affiliated directors of the Company and has reserved 989,000 shares of common stock for issuance under such plan. Options are granted to management at the discretion of the Company's directors and pursuant to an option program for non-affiliated company directors. Options granted under the Option Plan generally have an exercise price equal to the closing market value of the Company's common stock as of the date of grant, and become exercisable under various vesting periods of up to three years.



(In thousands, except weighted average prices)


                                                         Outstanding                     Exercisable
                                                                  Wtd. Avg.                      Wtd. Avg.
                                                     Shares     Exer. Price         Shares     Exer. Price
----------------------------------------------------------------------------------------------------------
December 31, 1993                                       178       $    3.72            178       $    3.72
     Issued                                             109           20.07
     Exercised                                         (60)            2.50
December 31, 1994                                       227           11,89            210            4.31
     Issued                                             399           10.88
     Exercised                                         (18)            2.50
     Canceled                                          (25)            4.90
December 31, 1995                                       583           11.79            277           11.18
     Issued                                             178            4.82
     Exercised                                         (14)            2.50
     Canceled                                          (74)           12.17
----------------------------------------------------------------------------------------------------------
December 31, 1996                                       673       $   10.10            472       $   10.82
==========================================================================================================


(In thousands, except lives and prices)

                                     Outstanding - December 31, 1996         Exercisable - December 31,1996
                                     -------------------------------         ------------------------------
                                                    Wtd. Avg.       Wtd. Avg.                      Wtd. Avg.
Range of Exercise Prices               Shares  Remaining Yrs    Exer. Price          Shares    Exer. Price
-----------------------------------------------------------------------------------------------------------
$2.50 - $12.00                            434           8.67        $   6.08             301       $   6.42
$12.00 - $25.63                           239           7.80           17.42             171          18.57
===========================================================================================================



The Company measures compensation cost under the intrinsic value-based method. Had compensation cost been determined on the fair market value-based accounting method for options granted in 1996 and 1995, pro forma net loss and loss per share for 1996 would have been $6.1 million and $.62, respectively, and pro forma net income and earnings per share for 1995 would have been $5.1 million and $.52, respectively. The weighted average fair value of options granted in 1996 and 1995 was $2.34 and $8.44 for December 31, 1996 and 1995, respectively. The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: weighted average risk-free interest rate of 7.1% and 6.9%; weighted average volatility of 56.6% and 60.0%; expected lives of 10 years and zero dividend yield for 1996 and 1995, respectively.

NOTE 11.  ENVIRONMENTAL MATTERS
--------------------------------------------------------------------------------

The Company is subject to comprehensive and frequently changing federal, state and local environmental laws and regulations, and will incur additional capital and operating costs in the future to comply with currently existing laws and regulations, new regulatory requirements arising from recently enacted statutes and possible new statutory enactments. In addition to environmental laws that regulate the Company's subsidiaries' ongoing operations, the subsidiaries also are subject to environmental remediation liability. Under the federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and analogous state laws, the Company's subsidiaries may be liable as a result of the release or threatened release of hazardous substances into the environment. The Company's subsidiaries are currently involved in several matters relating to the investigation and/or remediation of locations where the subsidiaries had arranged for the disposal of foundry and other wastes.

Such matters include five situations in which the Company, through its TCI subsidiaries and their predecessors, have been named or are believed to be potentially responsible parties (PRPs) in the contamination of the sites.
Additionally, environmental remediation may be required at two of the TCI facilities at which soil and ground water contamination has been identified.

The Company believes that it has valid claims for contractual indemnification against prior owners for certain of the investigatory and remedial costs at each of the above mentioned sites. The Company has been notified, however, by all contractual indemnitors that they will not honor future claims for indemnification. Accordingly, the Company is litigating indemnification claims and there is no assurance that even if successful in any such claims, any judgments against the indemnitors will ultimately be recoverable. In addition, the Company believes it is likely that it has incurred some liability at various sites for activities and disposal following acquisition which would not in any event be covered by indemnification by prior owners.

As of December 31, 1996, the Company has a $26.4 million environmental reserve. This reserve is based on current cost estimates and does not reduce estimated expenditures to net present value. The Company currently anticipates spending approximately $500,000 per year for the next three years and approximately $1 million per year in years 2000 and 2001 for monitoring the various environmental sites associated with the environmental reserve, including attorney and consultant costs for strategic planning and negotiations with regulators and other PRPs, and payment of remedial investigation costs. The Company expects to fund such expenditures with the cash flow generated from its operations and amounts available under its Revolving Loans. These sites are generally in the early investigatory stages of the remediation process and thus it is anticipated that significant cash payments for remediation will not be incurred for at least several years. After the evaluation and investigation period, the investigation and remediation costs will likely increase because the actual remediation of the various environmental sites associated with the environmental reserve will likely be under way. Any cash expenditures required by the Company or its subsidiaries to comply with applicable environmental laws and/or to pay for any remediation efforts will not be reduced or otherwise affected by the existence of the environmental reserve. Due to the early stage of investigation of many of the sites and potential remediations referred to above, there are significant uncertainties as to waste quantities involved, the extent and timing of the remediation which will be required, the range of acceptable solutions, costs of remediation and the number of PRPs contributing to such costs. Based on all of the information presently available to it, the Company believes that the environmental reserve will be adequate to cover its future costs related to the sites associated with the environmental reserve, and that any additional costs will not have a material adverse effect on the financial condition or results of operations of the Company. However, the discovery of additional sites, the modification of existing laws or regulations, the imposition of joint and several liability under CERCLA or the uncertainties referred to above could result in such a material adverse effect.

NOTE 12.  CONTINGENCIES
--------------------------------------------------------------------------------

The Company is involved in certain threatened and pending legal proceedings including workers' compensation claims arising out of the conduct of its businesses. In the opinion of management, the ultimate outcome of such legal proceedings will not have a material adverse effect on the financial position or results of operations of the Company.

The patent infringement lawsuit commenced by Johnstown America Corporation (JAC) in December 1992 against Trinity Industries, Inc. (Trinity) alleging infringement of JAC's patent for its BethGon Coalporter(R) freight car was tried in 1996 with the trial court entering an order upholding a jury verdict that the patent, though valid, was not infringed by Trinity's Aluminator II freight car. In addition, JAC was not held to be liable for any of the counterclaims alleged by Trinity. JAC thereafter made motions to the trial court to set aside the verdict as not being consistent with the facts or the law and enter judgment in favor of JAC or, alternatively, to order a new trial, which motions were denied. JAC has appealed the case to the United States Court of Appeals for the Federal Circuit. JAC expects the appeal to be decided in mid to late 1997. Although the chances of success of the appeal cannot be predicted, the Company continues to believe that the order entered by the trial court upholding the jury's verdict and several prior orders are not consistent with the facts or the law and that the trial court erred in applying the law in this case. In any event, although neither the outcome of the action nor the effect of such outcome can be predicted with certainty, in the opinion of management of the Company, the outcome of the action will not have a material adverse effect on the financial condition or results of operations of the Company.

Additionally, the Company is involved in various warranty and repair claims with its customers as a normal course of business. In the opinion of management, accrued warranty costs relating to these obligations are adequate.



NOTE 13.  COMMITMENTS
--------------------------------------------------------------------------------

The Company leases certain real property and equipment under long-term leases expiring at various dates through 2032. The leases generally contain specific renewal or purchase options at the then fair market value.

Future minimum lease payments at December 31, 1996, are as follows:

(In thousands)

                                                                          Capital      Operating
                                                                            Lease         Leases
------------------------------------------------------------------------------------------------
1997                                                                    $     395     $    3,484
1998                                                                          395          3,135
1999                                                                          395          2,850
2000                                                                          395          2,653
2001                                                                          395          2,130
Thereafter                                                                  2,408         25,384
     Total minimum lease payments                                       $   4,383     $   39,636
Less: Amount representing interest                                          2,430
     Present value of minimum lease                                         1,953
Less: Current portion of obligation under capital lease                       170
Noncurrent obligation under capital lease                               $   1,783
------------------------------------------------------------------------------------------------


While the Company is liable for maintenance, insurance and similar costs under most of its leases, such costs are not included in the future minimum lease payments.

The Company assumed the capital lease in its acquisition of TCI. The related asset balance of $1.9 million is included as a component of buildings and improvements. Accumulated depreciation of this asset was $.2 million and $.1 million as of December 31, 1996 and 1995, respectively.

Total rental expense for the years ended December 31, 1996 and 1995 amounted to $3.7 million and $2.0 million, respectively. Rental expense for the year ended December 31, 1994 was not material.



NOTE 14.  MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT
--------------------------------------------------------------------------------

In each of 1996, 1995 and 1994, a different customer accounted for 13%, 17% 31% of the Company's total revenue.

A small number of customers often represent a significant portion of JAC's revenues, in a given year, due to the large average size of orders from the freight car business. With the acquisition of TCI and Bostrom, the Company's revenue base is less concentrated.



NOTE 15.  UNAUDITED QUARTERLY INFORMATION
--------------------------------------------------------------------------------

(In thousands, except per share data)

                                      First      Second       Third      Fourth
     1996                           Quarter     Quarter     Quarter     Quarter
--------------------------------------------------------------------------------
Total revenue                    $  152,339   $ 133,290   $ 140,845   $ 133,498
Gross profit                         23,211      21,482      20,533      20,588
Net income (loss)                      (728)     (1,224)     (1,563)     (1,856)
     Net income (loss) per share $    (0.07)  $   (0.13)  $   (0.16)  $   (0.19)
--------------------------------------------------------------------------------
     1995
--------------------------------------------------------------------------------
Total revenue                    $  178,438   $ 166,731   $ 166,881   $ 156,551
Gross profit                         11,327      13,946      14,077      20,269
Net income (loss)                     3,022       3,356         198        (991)
--------------------------------------------------------------------------------
     Net income (loss) per share $     0.31   $    0.34   $    0.02   $   (0.10)
--------------------------------------------------------------------------------



NOTE 16.  GUARANTOR SUBSIDIARIES
--------------------------------------------------------------------------------

The Notes and the obligations under the Senior Bank Facilities are fully and unconditionally guaranteed on an unsecured, senior subordinated, joint and several basis by each of the Guarantor Subsidiaries. The following condensed consolidating financial data illustrates the composition of the Parent Company, Guarantor Subsidiaries, and JAIX Leasing as of and for the years ended December 31, 1996 and 1995. Separate complete financial statements of the respective Guarantors Subsidiaries would not provide additional information which would be useful in assessing the financial composition of the Guarantor Subsidiaries and thus, are not presented.

Investments in subsidiaries are accounted for by the Parent Company on the equity method for purposes of the supplemental consolidating presentation. Earnings of subsidiaries are, therefore, reflected in the Parent Company's investment accounts and earnings. The principle elimination entries eliminate the Parent Company's investment in subsidiaries and intercompany balances and transactions.

CONDENSED CONSOLIDATING STATEMENT OF INCOME for the year ended December 31, 1996



(In thousands)                                         Parent       Guarantor
                                                      Company    Subsidiaries   JAIX Leasing   Eliminations  Consolidated
-------------------------------------------------------------------------------------------------------------------------
Total revenue                                     $       114    $   555,509    $   4,349      $        --   $   559,972
Cost of sales                                              42        472,053        2,063               --       474,158
Gross profit                                               72         83,456        2,286               --        85,814
Selling, general, administrative
  and amortization expenses                             1,202         55,577           --               --        56,779
Gain on sale of lease freight cars                         --             --       (1,354)              --        (1,354)
-------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                (1,030)        27,879        3,640               --        30,389
Interest expense, net                                  11,421         21,697        2,718               --        35,836
Equity (earnings) of subsidiaries                      (1,947)            --           --            1,947            --
Provision (benefit) for income taxes                   (5,233)         4,789          368               --           (76)
Net income (loss)                                 $    (5,371)   $     1,393    $     554      $    (1,947)   $   (5,371)
-------------------------------------------------------------------------------------------------------------------------



CONDENSED CONSOLIDATING BALANCE SHEET
as of December 31, 1996


(In thousands)                                         Parent       Guarantor
                                                      Company    Subsidiaries   JAIX Leasing   Eliminations  Consolidated
-------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                           $  18,060    $     1,483    $    4,992      $       --    $   24,535
Accounts receivable, net                                   28         49,162           156              --        49,346
Inventories                                                --         49,589            --              --        49,589
Prepaid expenses and other                              2,979         16,008           373              --        19,360
Total current assets                                   21,067        116,242         5,521              --       142,830
Property, plant and equipment, net                      7,577        123,128        16,960            (551)      147,114
Other assets                                          108,822        255,913           401         (99,797)      265,339
Total assets                                        $ 137,466    $   495,283    $   22,882      $ (100,348)    $ 555,283
------------------------------------------------------------------------------------------------------------------------

Accounts payable                                    $     201    $    42,993    $      131      $       --     $  43,325
Other current liabilities                              18,390         55,835        (1,728)           (211)       72,286
Total current liabilities                              18,591         98,828        (1,597)           (211)      115,611
Noncurrent liabilities                                     --         85,716         3,480              --        89,196
Long-term debt, less current
   maturities and intercompany
   advances (receivables)                              55,338        218,425        13,176              --       286,939
Total shareholders' equity                             63,537         92,314         7,823        (100,137)       63,537
Total liabilities and
   shareholders equity                              $ 137,466    $   495,283    $   22,882      $ (100,348)    $ 555,283
-------------------------------------------------------------------------------------------------------------------------




                                       30




CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS for the year ended December 31, 1996




(In thousands)                                         Parent       Guarantor
                                                      Company    Subsidiaries   JAIX Leasing   Eliminations  Consolidated
-------------------------------------------------------------------------------------------------------------------------
Cash Flows provided by
   Operating Activities                             $  (4,989)    $   40,087    $   1,280      $        --    $   36,378
Cash Flows from
   Investing Activities:
Capital expenditures                                     (206)        (9,713)          --               --        (9,919)
Leased assets                                          (4,905)           279         (812)              --        (5,438)
Cash from sale of leased assets                            --             --       18,113               --        18,113
Changes in restricted cash                                 --            786           --               --           786
-------------------------------------------------------------------------------------------------------------------------
Cash provided by (used for) investing activities       (5,111)        (8,648)      17,301               --         3,542
Cash Flows from
   Financing Activities:
Net payments under term loans                         (16,660)          (152)          --               --       (16,812)
Issuance (payment) JAIX Leasing debt, net                  --             --       (8,799)              --        (8,799)
Change in intercompany advances                        27,071        (23,634)      (3,437)              --            --
Dividends received (paid)                               1,600             --       (1,600)              --            --
Deferred financing costs paid                            (782)           (14)        (652)              --        (1,448)
Other                                                      35             --           --               --            35
-------------------------------------------------------------------------------------------------------------------------
Cash provided by (used for)
   financing activities                                11,264        (23,800)     (14,488)              --       (27,024)
Net increase (decrease) in cash
   and cash equivalents                                 1,164          7,639        4,093               --        12,896
-------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents,
   beginning of year                                   16,896         (6,156)         899               --        11,639
-------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents,
   end of year                                       $ 18,060     $    1,483    $   4,992    $          --    $   24,535
-------------------------------------------------------------------------------------------------------------------------



                                       31




CONDENSED CONSOLIDATING STATE OF INCOME
for the year ended December 31, 1995


(In thousands)                                         Parent       Guarantor
                                                      Company    Subsidiaries   JAIX Leasing   Eliminations  Consolidated
-------------------------------------------------------------------------------------------------------------------------
Total revenue                                       $     80     $   666,695    $   1,826      $        --    $  668,601
Cost of sales                                             (7)        608,491          498               --       608,982
     Gross profit                                         87          58,204        1,328               --        59,619
Selling, general, administrative
  and amortization expenses                            4,181          30,414           --               --        34,595
-------------------------------------------------------------------------------------------------------------------------
     Operating income (loss)                          (4,094)         27,790        1,328               --        25,024
Interest expense, net                                  2,186          11,615          901               --        14,702
Equity (earnings) of subsidiaries                    (10,062)             --           --           10,062            --
Provision (benefit) for income taxes                  (1,803)          6,376          164               --         4,737
Net income (loss)                                   $  5,585     $     9,799    $     263      $   (10,062)    $   5,585
-------------------------------------------------------------------------------------------------------------------------




CONDENSED CONSOLIDATING BALANCE SHEET
as of December 31, 1995


(In thousands)                                         Parent       Guarantor
                                                      Company    Subsidiaries   JAIX Leasing   Eliminations  Consolidated
-------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                          $  16,896    $    (6,156)    $      899     $       --     $   11,639
Accounts receivable, net                                  --         59,814            145             --         59,959
Inventories                                               --         43,900             --             --         48,900
Prepaid expenses and other                             5,320         17,218            437            (40)        22,935
     Total current assets                             22,216        114,776          1,481            (40)       138,433
Property, plant and equipment, net                     2,446        128,275         33,993           (289)       164,425
Other assets                                         112,988        257,538            226        (94,785)       275,967
Total assets                                       $ 137,650    $   500,589     $   35,700     $  (95,114)    $  578,825
-------------------------------------------------------------------------------------------------------------------------

Accounts payable                                   $  1,836     $    37,807     $        4     $       --     $   39,647
Other current liabilities                            22,973          51,169             92           (145)        74,089
Total current liabilities                            24,809          88,976             96           (145)       113,736
Noncurrent liabilities                                   --          82,326            916             --         83,242
Long-term debt, less current
   maturities and intercompany
   advances (receivables)                            43,967         242,042         26,964             --        312,973
Total shareholders' equity                           68,874          87,245          7,724        (94,969)        68,874
Total liabilities and
   shareholders equity                            $ 137,650     $   500,589     $   35,700     $  (95,114)     $ 578,825
-------------------------------------------------------------------------------------------------------------------------




                                       32




CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS for the year ended December 31, 1995



(In thousands)                                         Parent       Guarantor
                                                      Company    Subsidiaries   JAIX Leasing   Eliminations  Consolidated
-------------------------------------------------------------------------------------------------------------------------
Cash Flows provided by
   Operating Activities                          $    1,571       $   49,372    $    1,189     $        --     $  52,132
Cash Flows from Investing Activities:
Capital expenditures                                    (42)         (14,912)           --              --       (14,954)
Leased assets                                        (1,951)          (4,573)     (33,999)              --       (31,377)
Acquisition of TCI, less cash  acquired                  --         (266,081)           --              --      (266,081)
Acquisition of Bostrom, less cash acquired               --          (32,444)           --              --       (32,444)
Increase in restricted cash/other                        10           (1,364)           --              --        (1,364)
-------------------------------------------------------------------------------------------------------------------------
Cash (used for) investing activities                 (1,983)        (310,228)     (33,999)              --      (346,210)
Cash Flows from Financing Activities:
Revolving loan, net                                  (7,600)              --           --               --        (7,600)
Issuance of long-term debt                          300,000            5,300           --               --       305,300
Issuance of JAIX Leasing debt                            --               --       22,381               --        22,381
Intercompany advances                              (259,393)         247,773       11,620               --            --
Deferred financing costs paid/other                 (15,658)            (168)        (292)              --       (16,118)
-------------------------------------------------------------------------------------------------------------------------
Cash provided by
   financing activities                              17,349          252,905       33,709              --        303,963
Net increase (decrease) in cash
   and cash equivalents                              16,937           (7,951)         899              --          9,885
-------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents,
   beginning of year                                   (41)            1,795           --              --          1,754
-------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents,
   end of year                                   $  16,896        $   (6,156)   $     899     $        --     $   11,639
-------------------------------------------------------------------------------------------------------------------------


NOTE 17.  FAIR VALUE OF FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

Based on borrowing rates currently available to the Company for borrowings with similar terms and maturities, the fair value of the Company's debt was approximately $297 million and $320 million as of December 31, 1996 and 1995, respectively. No quoted market value is available except for the $100 million Notes which had a market value of approximately $97.5 million and $90 million as of December 31, 1996 and 1995. Outstanding interest rate contracts, based on current market pricing models, have an estimated discounted fair market value of negative $.6 million and negative $3.4 million as of December 31, 1996 and 1995, respectively. All other financial instruments of the Company have fair market values which approximate carrying value as of December 31, 1996 and 1995.

NOTE 18.  SUPPLEMENTAL CASH FLOWS AND NON-CASH TRANSACTIONS DISCLOSURES
--------------------------------------------------------------------------------
(In thousands)

Years Ended December 31,                      1996         1995        1994
Cash paid for:
     Interest                          $    31,487$   $   7,718    $    259
     Income taxes                            1,382        6,011       2,380
Business acquisitions:
     Cash paid                         $        --    $ 300,624    $     --
     Assets received                            --      412,634          --
--------------------------------------------------------------------------------
     Liabilities assumed               $        --    $ 112,010    $     --
--------------------------------------------------------------------------------

To the Board of Directors and Shareholders of Johnstown America Industries, Inc.:



We have audited the accompanying consolidated balance sheets of Johnstown America Industries, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Johnstown America Industries, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Chicago, Illinois
January 27, 1997