Form 10-K, Exhibit 13
period 1997-12-31
JOHNSTOWN AMERICA INDUSTRIES INC
filed 1998-03-26
CIK 906114

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL
The Company conducts its business through three operating groups within the transportation industry: truck components and assemblies operations, a leading manufacturer of wheel-end components, seating, steerable drive axles and gearboxes for the heavy-duty truck industry; iron castings operations, a major producer of complex iron castings for a wide range of industries; and freight car operations, a leading manufacturer and lessor of new and rebuilt freight cars used for hauling coal, intermodal containers, highway trailers, agricultural and mining products. During 1997, the Company's truck components and assemblies, iron castings and freight car operations generated net sales of $284.7 million, $130.9 million and $234.7 million, respectively. During 1996, the Company's truck components and assemblies, iron castings and freight car operations generated net sales of $237.0 million, $125.1 million and $197.9 million, respectively. The significant decline in demand experienced in 1996 and early 1997 in freight car operations produced significant operating losses that, coupled with the Company's significant debt service requirements, offset strong operating income from its truck components and assemblies and iron castings operations. Although demand for freight cars has improved, the market remains subject to pricing competitiveness in a freight car market characterized by uneven demand and production overcapacity.

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

Freight car operations sales are driven principally by the number and type of freight cars delivered in any given period. Due to the large size of customer orders, the specific time frame for delivery of freight cars ordered and variations in the mix of cars ordered, the number and type of cars produced in any given period may fluctuate greatly. As a result, the Company's revenues and results of operations and cash flows from operations may fluctuate as well.

The Company completed the acquisition of Truck Components Inc. ("TCI") on August 23, 1995, and Bostrom Seating, Inc. ("Bostrom") on January 13, 1995. Both acquisitions were accounted for under the purchase method of accounting and, accordingly, their operating results were included in the Company's reported results from their respective acquisition dates. Such results have a significant impact on the comparative discussions below. Additionally, the Company, through its wholly owned subsidiary Freight Car Services, Inc. ("FCS"), completed the purchase of the Danville, Illinois facility and began operations in October 1995.

The Company and its subsidiaries utilize software and related technologies throughout its businesses that will be affected by the date change in the year 2000. In 1997 the Company initiated a comprehensive program to ensure that its various business systems continue to function properly in the year 2000. The cost of becoming "Year 2000" compliant is not expected to be material in relation to the consolidated financial statements.

RESULTS OF OPERATIONS YEARS ENDED DECEMBER 31, 1997 and 1996

TOTAL REVENUE
Total revenue in 1997 increased 16.1% to $650.3 million from $560.0 million in 1996. The revenue increase of $90.3 million was due to an increase in truck component revenues of $47.7 million, an increase in iron castings revenues of $5.8 million and an increase in freight car revenues of $36.8 million. For the year 1997, shipments of freight cars were 4,507 (including 290 cars sold to the Company's lease fleet), compared to 3,470 freight cars (including 98 cars sold to the Company's lease fleet) in 1996. As of December 31, 1997, the Company's backlog of new and rebuilt cars was 4,201 compared with 774 new and rebuilt freight cars at December 31, 1996.

At December 31, 1997, the Company had 1,673 freight cars on lease, and the leasing business for the year 1997 generated $7.6 million in revenue and $3.6 million in operating income before a $0.8 million gain on the sale of leased freight cars. The leasing business generated $4.5 million in revenue and $2.4 million in operating income before a $1.4 million gain on the sale of leased freight cars in the prior year.

COST OF SALES-MANUFACTURING AND GROSS PROFIT
Cost of sales-manufacturing for 1997 as a percent of manufacturing sales was 85.9%, compared with 85.0% in 1996. Related gross profits were 14.1% and 15.0%, respectively. The decrease in gross profit margin resulted primarily from lower gross profit margins in freight car operations due to reduced volume in the first half of the year and pricing pressure throughout the year offset partially by increased profit margins in the truck component operations and iron castings business.

SELLING, GENERAL, ADMINISTRATIVE AND AMORTIZATION EXPENSES
Selling, general and administrative expenses as a percentage of total revenue were 7.1% and 8.3% in 1997 and 1996, respectively. Actual selling, general and administrative expenses declined $0.4 million from 1996 levels as a result of cost reduction measures undertaken at the Company's freight car operations. Amortization expense as a percentage of total revenue was 1.3% and 1.8% for the years 1997 and 1996. Actual amortization expense decreased by $1.6 million from 1996 levels due primarily to a decrease in amortization expense at freight car operations of $1.5 million due to certain intangible items being fully amortized in late 1996.

OPERATING INCOME
Operating income was $54.4 million in 1997, compared with $30.4 million in 1996, an increase of $24.0 million. The company increased its operating income by improving gross profits by $8.2 million, a reduction in selling, general and administrative expenses of $0.4 million, a reduction in amortization expense of $1.6 million, a reduction of environmental reserves of $14.3 million offset by a decline in gain on sale of leased freight cars of $0.5 million.

During the third quarter of 1997, the company settled two pending lawsuits related to indemnification of environmental cleanup costs from a former owner of Gunite, which reduced outstanding environmental liabilities by $14.3 million.

OTHER
Interest expense, net, was $35.4 million in 1997 compared to $35.8 in 1996. Interest expense in 1997 and 1996 resulted from borrowings under the Senior Bank Facilities and the Senior Subordinated Notes, as well as from the JAIX Leasing loans which were used to finance the addition of freight cars for the lease fleet.

In conjunction with the issuance of $80.0 million of Senior Notes to refinance $80.0 million of Tranche A term debt, the Company recorded an extraordinary charge of $2.0 million after tax, primarily related to the write-off of $3.4 million of unamortized deferred financing costs.

Net income and diluted earnings per share for 1997 were $7.5 million and $0.76, respectively, compared to net loss and diluted loss per share of $5.4 million and $0.55, respectively, for 1996.

RESULTS OF OPERATIONS-YEARS ENDED DECEMBER 31, 1996 AND 1995

TOTAL REVENUE
Total revenue in 1996 decreased 16.2% to $560.0 million from $668.6 million in 1995. The revenue decrease of $108.6 million was primarily due to the decrease in freight car sales of $294.7 million (3,470 new and rebuilt cars in 1996 vs 9,157 new and rebuilt cars in 1995) and a $9.6 million decrease in truck-related sales volume at Bostrom. The decreases were offset in part by the inclusion of TCI for all of 1996 versus inclusion for the partial year of 1995, an increase of $195.7 million. As of December 31, 1996, the Company's backlog of new and rebuilt freight cars was 774, compared with 1,204 new and rebuilt freight cars at December 31, 1995.

At December 31, 1996, the Company had 1,067 freight cars on lease and the leasing business generated $4.5 million in revenue and $2.4 million in operating income before a $1.4 million gain on the sale of leased freight cars for the year 1996 compared with $2.6 million revenue and $1.9 million operating income in the prior year.

COST OF SALES - MANUFACTURING AND GROSS PROFIT
Cost of sales-manufacturing for 1996 as a percent of manufacturing sales was 85.0%, compared with 91.3% in 1995. Related gross profits were 15.0% and 8.7%, respectively. The improvement in gross profit resulted primarily from the acquisition of TCI in August 1995. TCI has historically generated higher gross profits than the freight car business. Partially offsetting this increase was the decrease of gross profit at JAC. JAC's gross profit percentage for 1996 was down from the prior year approximately 1 percentage point, and the aggregate dollar gross profit was down due to the significant decrease in freight car revenues mentioned above.

SELLING, GENERAL, ADMINISTRATIVE AND AMORTIZATION EXPENSES
Selling, general and administrative expenses as a percentage of total revenue were 8.3% and 4.2% in 1996 and 1995, respectively. The increase in selling, general and administrative expenses is related to the acquisition and the integration of TCI which has higher selling, general and administrative expense levels as a percent of revenue compared to freight car operations, and to increased MIS and product development costs at the freight car operations. Amortization expense as a percentage of total revenue was 1.8% and 1.0% for the years 1996 and 1995, respectively. The increase in amortization expense as a percentage of total revenue is related to amortization of certain intangible assets and the excess cost over net assets acquired in the TCI acquisition.

OPERATING INCOME
Operating income was $30.4 million in 1996, compared with $25.0 million in 1995. The increase was primarily due to including the operating income of TCI for all of 1996 versus inclusion for the partial year of 1995 more than offsetting the drop in operating income at JAC.

OTHER
Interest expense, net, was $35.8 million in 1996 compared with $14.7 million in 1995. Higher interest expense in 1996 resulted from borrowings under the Senior Bank Facilities and the issuance of Notes to finance the acquisition of TCI, which were outstanding for all of 1996 versus four months in 1995. In addition, JAIX Leasing had increased debt levels to finance additional freight cars for the lease fleet.

Net loss and diluted loss per share for 1996 were $5.4 million and $0.55, respectively, compared to net income and diluted earnings per share of $5.6 million and $0.57, respectively, for 1995.

LIQUIDITY AND CAPITAL RESOURCES
For the year ended December 31, 1997, the Company provided cash from operations of $26.7 million compared with $36.4 million for 1996. The Company used $25.1 million of net cash in investing activities during 1997, primarily $8.2 million used for capital expenditures and $17.5 million used for net additions to the leased fleet. Cash provided by financing activities was $4.7 million for 1997, which included $82.8 million in proceeds from the issuance of additional Senior Subordinated Notes on August 12, 1997, and an increase in the JAIX Leasing debt of $15.6 million to fund the leasing fleet additions. Offsetting this increase is the refinancing of $80.0 million of Tranche A senior-term debt, scheduled payments of $10.2 million of debt and payment of $3.6 million of deferred financing costs.

The Company's freight car sales are characterized by large order sizes, specific customer delivery schedules and related vendor receipts and payment schedules, all of which can combine to create significant fluctuations in working capital when comparing end of period balances. Such fluctuations tend to be of short duration, and the Company considers this to be a normal part of its operating cycle which does not significantly impact its financial flexibility and liquidity.

On August 23, 1995, in conjunction with the acquisition of TCI and the refinancing of the existing debt of the Company, the Company and the Guarantor Subsidiaries entered into the $300 million Senior Bank Facilities and issued $100 million of Notes. See Notes 6 and 7 of the Consolidated Financial Statements for a description of the Senior Bank Facilities and the Notes. On August 12, 1997 the Company issued $80 million of additional Notes, with substantially the same terms as the original Notes. As of December 31, 1997, there was $93.3 million of Tranche B term loan outstanding under the Senior Bank Facilities, $182.7 million of Notes outstanding and no borrowings under the $75 million revolving credit line under the Senior Bank Facilities. Availability under the revolving credit line after consideration of outstanding letters of credit of $17.0 million, was $58.0 million.

Interest payments on the Notes and interest and principal payments under the Senior Bank Facilities represent significant near-term cash requirements for the Company. The Notes require semiannual interest payments of approximately $10.6 million. Borrowings under the Senior Bank Facilities bear interest at floating rates and require interest payments on varying dates depending upon the interest rate option selected by the Company. The $93.3 million of outstanding Tranche B term loans requires periodic principal payments through their maturities. See
Note 6 of the Consolidated Financial Statements.

At December 31, 1997, JAIX Leasing owned or leased 1,673 freight cars. JAIX Leasing financed its 643 owned freight cars with a 10-year term loan facility, which as of December 31, 1997, had a balance of $29.2 million outstanding. See
Note 6 of the Consolidated Financial Statements for a description of this facility.

The Company believes that the cash flow generated from its operations, together with amounts available under the revolving credit line, should be sufficient to fund its debt service requirements, working capital needs, anticipated capital expenditures and other operating expenses (including expenditures required by applicable environmental laws and regulations). The Company's future operating performance and ability to service or refinance the Notes and to extend or refinance the Senior Bank Facilities will be subject to future economic conditions and to financial, business and other factors, many of which are beyond the Company's control.

As of December 31, 1997, the Company's balance sheet included cash of $30.9 million.

ENVIRONMENTAL MATTERS
The Company is subject to comprehensive and frequently changing federal, state and local environmental laws and regulations, and will incur additional capital and operating costs in the future to comply with currently existing laws and regulations, new regulatory requirements arising from recently enacted statutes and possible new statutory enactments. In addition to environmental laws that regulate the Company's subsidiaries' ongoing operations, the subsidiaries also are subject to environmental remediation liability. Under the federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and analogous state laws, the Company's subsidiaries may be liable as a result of the release or threatened release of hazardous substances into the environment. The Company's subsidiaries are currently involved in several matters relating to the investigation and/or remediation of locations where the subsidiaries have arranged for the disposal of foundry and other wastes.

Such matters include five situations in which the Company, through its TCI subsidiaries and their predecessors, have been named or are believed to be Potentially Responsible Parties (PRPs) in the contamination of the sites.
Additionally, environmental remediation may be required at two of the TCI facilities at which soil and groundwater contamination has been identified.

The Company believes that it has valid claims for contractual indemnification against prior owners for certain of the investigatory and remedial costs at each of the above mentioned sites. As a result of a private party settlement of certain pending litigation with a prior owner of Gunite, TCI and Gunite will not be responsible (through a contractual undertaking by the former owner) for certain liabilities and costs resulting from Gunite's waste disposal prior to the acquisition of Gunite by TCI in September 1987 at certain of such sites. The Company has been notified, however, by certain other contractual indemnitors that they will not honor future claims for indemnification. Accordingly, the Company is litigating indemnification claims and there is no assurance that even if successful in any such claims, any judgments against the indemnitors will ultimately be recoverable. In addition, the Company believes it is likely that it has incurred some liability at various sites for activities and disposal following acquisition which would not in any event be covered by indemnification by prior owners.

As of December 31, 1997, the Company has a $11.3 million environmental reserve. This reserve is based on current cost estimates and does not reduce estimated expenditures to net present value. The Company currently anticipates spending approximately $0.4 million per year in 1998 and 1999 and approximately $0.5 million per year in 2000, 2001 and 2002 for monitoring the various environmental sites associated with the environmental reserve, including attorney and consultant costs for strategic planning and negotiations with regulators and other PRPs, and payment of remedial investigation costs. These sites are generally in the early investigatory stages of the remediation process and thus it is anticipated that significant cash payments for remediation will not be incurred for at least several years. After the evaluation and investigation period, the investigation and remediation costs will likely increase because the actual remediation of the various environmental sites associated with the environmental reserve will likely be under way. Any cash expenditures required by the Company or its subsidiaries to comply with applicable environmental laws and/or to pay for any remediation efforts will not be reduced or otherwise affected by the existence of the environmental reserve. Due to the early stage of investigation of many of the sites and potential remediations referred to above, there are significant uncertainties as to waste quantities involved, the extent and timing of the remediation which will be required, the range of acceptable solutions, costs of remediation and the number of PRPs contributing to such costs. Based on all of the information presently available to it, the Company believes that the environmental reserve will be adequate to cover its future costs related to the sites associated with the environmental reserve, and that any additional costs will not have a material adverse effect on the financial condition or results of operations of the Company. However, the discovery of additional sites, the modification of existing laws or regulations, the imposition of joint and several liability under CERCLA or the uncertainties referred to above could result in such a material adverse effect.

EFFECTS OF INFLATION
General price inflation has not had a material impact on the Company's results of operations.



CONSOLIDATED STATEMENTS OF INCOME


(IN THOUSANDS, EXCEPT PER SHARE DATA)

Years Ended December 31,                                       1997      1996       1995
------------------------                                       ----      ----       ----
Net manufacturing sales                                   $ 642,764 $ 555,510  $ 666,028
Leasing revenue                                               7,583     4,462      2,573
Total revenue                                               650,347   559,972    668,601
Cost of sales - manufacturing                               552,360   472,054    608,328
Cost of leasing                                               4,005     2,104        654
Gross profit                                                 93,982    85,814     59,619

Selling, general and administrative expenses                 46,187    46,605     28,117
Amortization expense                                          8,554    10,174      6,478
Gain on sale of leased freight cars                            (824)   (1,354)        --
Reduction of environmental reserves                         (14,300)       --         --
Operating income                                             54,365    30,389     25,024

Interest expense, net                                        32,991    33,015     13,782
Interest expense - leasing                                    2,389     2,821        920
Income (loss) before income taxes and extraordinary item     18,985    (5,447)    10,322
Provision (benefit) for income taxes                          9,511       (76)     4,737
Net income (loss) before extraordinary item                   9,474    (5,371)     5,585
Extraordinary item, net of income tax                        (2,008)       --         --
--------------------------------------------------------- --------- ---------   --------
Net income (loss)                                         $   7,466 $  (5,371)  $  5,585
--------------------------------------------------------- --------- ---------   --------
Diluted and basic earnings per share:
Income (loss) before extraordinary item                   $    0.96 $   (0.55)  $   0.57
Extraordinary item                                            (0.20)       --         --
--------------------------------------------------------- --------- ---------   --------
Net income (loss)                                         $    0.76 $   (0.55)  $   0.57
--------------------------------------------------------- --------- ---------   --------
Weighted average equivalents and shares outstanding           9,856     9,794      9,799
--------------------------------------------------------- --------- ---------   --------


CONSOLIDATED BALANCE SHEETS


(IN THOUSANDS)

As of December 31,                                              1997      1996
------------------                                              ----      ----
ASSETS:
Cash and cash equivalents                                   $ 30,875 $  24,535
Accounts receivable, net                                      60,484    49,346
Inventories                                                   58,674    49,589
Deferred income tax assets                                    13,521    16,143
Prepaid expenses and other current assets                      4,047     3,217
Total current assets                                         167,601   142,830
Property, plant and equipment, net                           118,063   123,859
Leasing business assets, net                                  38,430    23,255
Restricted cash                                                   --       578
Deferred financing costs, net                                 11,594    13,099
Intangible assets, net                                       243,150   251,662
Total assets                                               $ 578,838 $ 555,283
---------------------------------------------------------- --------- ---------
LIABILITIES:
Accounts payable                                           $ 55,246  $  43,325
Accrued payroll and employee benefits                        22,666     20,220
Other current liabilities                                    35,967     34,830
Current maturities of long-term debt and capital lease        4,783     17,236
Total current liabilities                                   118,662    115,611
Long-term debt and capital lease, less current maturities   124,799    186,939
Senior subordinated notes                                   182,691    100,000
Deferred income tax liabilities                              36,373     29,214
Other long-term liabilities                                  45,293     59,982
Total liabilities                                           507,818    491,746

SHAREHOLDERS' EQUITY:
Preferred stock, par $.01,  20,000 shares  authorized,
  none outstanding
Commonstock, par $.01, 201,000 shares
  authorized, 9,768 and 9,754 issued and outstanding
  as of December 31, 1997 and 1996, respectively                 98         98
Paid-in capital                                              55,066     55,049
Retained earnings                                            15,886      8,420
Employee receivables for stock purchase                         (30)       (30)
Total shareholders' equity                                   71,020     63,537
Total liabilities and shareholders' equity                $ 578,838  $ 555,283
--------------------------------------------------------- ---------  ---------


CONSOLIDATED STATEMENTS OF CASH FLOWS


(IN THOUSANDS)

Years Ended December 31,                                       1997         1996         1995
------------------------                                       ----         ----         ----
OPERATING ACTIVITIES:
Net income (loss)                                           $ 7,466     $ (5,371)    $ 5,585
Adjustments to reconcile net income (loss) to net cash
   provided by operating activities
Depreciation                                                 15,009       14,772       7,656
Amortization                                                 11,617       14,498       8,235
Deferred income tax expense                                   5,937           58       2,563
Provision for postretirement benefits                         2,169        1,671       1,987
Gain on sale of leased freight cars                            (824)      (1,354)         --
Reduction of environmental reserves                         (14,300)          --          --
Extraordinary item, net of income tax                         2,008           --          --
Change in operating assets and liabilities, net of
  effect of acquired businesses:
    Accounts receivable                                     (11,137)      10,613      26,689
    Inventories                                              (9,085)      (5,689)     34,101
    Prepaid expenses and other current assets                  (829)      14,091       4,481
    Accounts payable                                         11,921        3,677     (29,447)
    Accrued payroll and employee benefits                       758       (5,177)     18,066
    Other assets and liabilities                              6,038       (5,411)    (27,784)
---------------------------------------------------------------------------------------------
Net cash provided by operating activities                    26,748       36,378      52,132

INVESTING ACTIVITIES:
Capital expenditures                                         (8,246)      (9,919)    (14,954)
Leasing business asset additions                            (27,639)      (5,438)    (31,377)
Proceeds from sale of leased freight cars                    10,182       18,113          --
Acquisition of TCI, less cash acquired                           --           --    (266,081)
Acquisition of Bostrom, less cash acquired                       --           --     (32,444)
Change in restricted cash/other                                 631          786      (1,354)
---------------------------------------------------------------------------------------------
Net cash provided by (used for) investing activities        (25,072)       3,542    (346,210)

FINANCING ACTIVITIES:
Payments of term loans and capital lease                    (90,170)     (16,812)        (46)
Net (payments) borrowings of JAIX Leasing debt               15,577       (8,799)     22,381
Net (payments) borrowings under revolving loans                  --           --      (7,600)
Issuance of long-term debt                                   82,823           --     305,300
Payment of deferred financing costs and other                (3,566)      (1,413)    (16,072)
---------------------------------------------------------------------------------------------
Net cash provided by (used for) financing activities          4,664      (27,024)    303,963
---------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                     6,340       12,896       9,885
Cash and cash equivalents, beginning of year                 24,535       11,639       1,754
---------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                    $  30,875   $   24,535  $   11,639


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1.  ORGANIZATION

Johnstown America Industries, Inc. (JAII) has three operating groups within the transportation industry: truck components and assemblies operations, a leading manufacturer of wheel end components, seating, steerable drive axles and gearboxes for the heavy-duty truck industry; iron castings operations, a major producer of complex iron castings for a wide range of industries; and freight car operations, a leading manufacturer and lessor of new and rebuilt freight cars used for hauling coal, intermodal containers, highway trailers, agricultural and mining products.

On October 28, 1991, Johnstown America Corporation, (JAC), wholly owned by Johnstown America Industries, Inc. , a Delaware corporation, consummated the purchase of the former Freight Car Division of Bethlehem Steel Corporation.

JAII completed the acquisition of Truck Components Inc. (TCI) and its subsidiaries (Gunite Corporation, Brillion Iron Works, Inc. and Fabco Automotive Corporation) on August 23, 1995, and Bostrom Seating, Inc. (Bostrom) on January 13, 1995. Both acquisitions were accounted for under the purchase method of accounting, and, accordingly, the operating results of these acquired businesses are included herein from their respective acquisition dates. Operations commenced on October 2, 1995, at the Freight Car Services, Inc. facility.


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

INVENTORIES
Inventories are stated at the lower of cost or market. The cost of 60% and 53% of the Company's inventories as of December 31, 1997 and 1996, respectively, was determined on the first-in, first-out (FIFO) method, with the cost of the remaining inventories, representing certain inventories at TCI and Bostrom, determined on the last-in, first-out method (LIFO). Had all inventories been determined on the FIFO method at December 31, 1997 and 1996, the reported value of such inventories would have been increased by $0.7 and $1.0 million, respectively.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is stated at cost less accumulated depreciation. The cost of property, plant and equipment acquired as part of a business acquisition represents the fair market value of such assets at the acquisition date typically as determined by independent appraisal. Depreciation is provided using the straight-line method by making periodic charges to income over the estimated useful lives of the assets, which are as follows:

------------------------------------------------------------------------------

Buildings and improvements                                          10-40 years
Machinery and equipment                                              3-12 years
------------------------------------------------------------------------------


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

LEASING BUSINESS ASSETS
Leasing business assets, which primarily consist of freight cars, are stated at cost, which is fully absorbed cost for those assets self-constructed by the Company, less accumulated depreciation. Freight cars are being depreciated using the straight-line method over the estimated useful life of 20-30 years.

INTANGIBLE ASSETS
The excess of purchase costs over amounts allocated to identifiable assets and liabilities of businesses acquired (goodwill) is amortized on the straight-line method over 40 years. Should events or circumstances occur subsequent to the acquisition of a business which bring into question the realizable value or impairment of the related goodwill, the Company will evaluate the remaining useful life and balance of goodwill, and should an impairment be identified a loss would be recognized to the extent that the carrying value exceeds the fair value. The Company's principle considerations in determining impairment include the strategic benefit to the Company of the particular business as measured by undiscounted current and expected future operating cash flows of that particular business.

Other intangible assets are amortized on the straight-line method over their estimated useful lives, which are as follows:
------------------------------------------------------------------------------

   Trademarks                                                         40 years
   Technologies                                                    13-40 years
   Patents                                                             8 years
   Organization costs                                                  5 years
------------------------------------------------------------------------------


ENVIRONMENTAL RESERVES
The Company is subject to comprehensive and frequently changing federal, state and local environmental laws and regulations, and will incur additional capital and operating costs in the future to comply with currently existing laws and regulations, new regulatory requirements arising from recently enacted statutes and possible new statutory enactments. In addition to environmental laws that regulate the Company's ongoing operations, the Company is also subject to environmental remediation liability. It is the Company's policy to provide and accrue for the estimated cost of environmental matters, on a nondiscounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Such provisions and accruals exclude claims for recoveries from insurance carriers or other third parties.

Statement of Position (SOP) 96-1, "Environmental Remediation Liabilities" was issued in October 1996 and adopted by the Company with minimal impact in 1997. This SOP provides authoritative guidance on specific accounting issues that are present in the recognition, measurement and disclosure of environmental remediation liabilities.

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

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS
SFAS No. 128, "Earnings Per Share" was issued in February 1997 and adopted by the Company in 1997. This new pronouncement established revised reporting standards for earnings per share and has been retroactively applied to all periods presented herein. Previously reported earnings per share for each such period were not materially different than currently reported diluted earnings per share. Additionally, application of the new standard for 1997 did not materially impact the calculation of diluted earnings per share versus what would have been reported under the prior standard. Diluted earnings per share for the Company includes the impact of the assumed exercise of dilutive stock options.

SFAS No. 130, "Reporting Comprehensive Income" was issued in July 1997 and will be adopted by the Company effective January 1, 1998. This new pronouncement establishes standards for reporting and display of comprehensive income and its components. Adoption of this standard will not impact the Company's financial position or results of operations.

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" introduces a new model for segment reporting, called the
"management approach." The management approach is based on the way that the chief operating decision maker organizes segments within the company for making operating decisions and assessing performance. Management of the Company is evaluating this new pronouncement to determine its impact upon current reporting. Adoption of this new standard is scheduled for late 1998.

RECLASSIFICATIONS
Certain reclassifications have been made to prior year amounts to conform to current year presentation.

NOTE 3.  ACQUISITIONS

BOSTROM SEATING INC.
On January 13, 1995, the Company acquired Bostrom. The total purchase price was approximately $32.4 million and was funded by the Company's previous borrowing facility.

TRUCK COMPONENTS, INC.
On August 23, 1995, the Company completed the acquisition of TCI, whereby the Company acquired all outstanding shares of common stock of TCI (including shares subject to options) for a cash purchase price of approximately $166 million. The Company also made a tender offer for the $82 million of TCI's outstanding senior notes and purchased such notes for $94 million. The acquisition and tender offer, as well as the repayment of the Company's and TCI's existing bank debt (excluding the JAIX Leasing facility) and the payment of various transaction fees and expenses were financed by borrowings under the Senior Bank Facilities and the proceeds of the issuance of the Notes (see Notes 6 and 7).

The Bostrom and TCI acquisitions were accounted for as purchases for financial reporting purposes. Accordingly, certain assets and liabilities of the acquired companies were recorded at estimated fair values as of the acquisition date, based on management's best judgement and available information at the time. Changes to the original estimates, some of which were made in 1996, were not material.

The operating results of the acquired companies have been included in the Company's reported results of operations from their respective acquisition dates.

The Company's pro forma unaudited consolidated statement of income for the year ended December 31, 1995, was prepared as though the acquisitions of Bostrom and TCI and the related financing transactions occurred on January 1, 1995. Pro forma data are as follows:

(IN THOUSANDS, EXCEPT PER SHARE DATA)
-------------------------------------
                                                1995
-----------------------------------------  ---------
Total revenues                            $  900,924
Gross profit                                 108,976
Net income                                    10,068
Diluted earnings per share                $     1.03
------------------------------------------ ---------

The pro forma operating results include each acquiree's pre-acquisition results of operations with adjustments to reflect amortization of excess cost over net assets acquired and other identified intangible assets, additional depreciation on the increase to fair market value of fixed assets, interest expense on the acquisition borrowings and the effect of income taxes thereon. The pro forma information given above does not purport to be indicative of the results that actually would have been obtained if the operations were combined during the periods presented and is not intended to be a projection of future results or trends.

NOTE 4.  DETAIL OF CERTAIN ASSETS AND LIABILITIES

ALLOWANCE FOR DOUBTFUL ACCOUNTS

(IN THOUSANDS)

Year Ended December 31,                    1997        1996       1995
-----------------------                    ----        ----       ----
Balance at beginning of year          $   1,883    $  1,690   $     --
Provision for doubtful accounts           1,904         538         60
Allowances for doubtful accounts from
  acquired businesses                        --          --      1,630
Net write-offs                           (1,493)       (345)        --
------------------------------------   --------     -------    -------
Balance at end of year                $   2,294    $  1,883   $  1,690

INVENTORIES
(IN THOUSANDS)
As of December 31,                            1997        1996
------------------                            ----        ----
Raw materials and purchased components    $ 10,894   $  10,289
Work in progress and finished goods         47,780      39,300
Inventories                               $ 58,674   $  49,589
---------------------------------------   --------   ---------

PROPERTY, PLANT AND EQUIPMENT
(IN THOUSANDS)
As of December 31,                            1997        1996
------------------                            ----        ----
Land                                     $   4,683   $   4,466
Buildings and improvements                  28,615      26,310
Machinery and equipment                    121,081     114,820
Construction in progress                     3,969       4,722
                                           158,348     150,318
Accumulated depreciation                    40,285      26,459
Property, plant and equipment, net       $ 118,063   $ 123,859
---------------------------------------  ---------   ---------

LEASING BUSINESS ASSETS
(IN THOUSANDS)
As of December 31,                            1997        1996
------------------                            ----        ----
Leasing business assets                  $  39,763  $   23,884
Accumulated depreciation                     1,333         629
Leasing business assets, net             $  38,430  $   23,255
---------------------------------------  ---------  ----------

INTANGIBLE ASSETS
(IN THOUSANDS)
                                       Original   Accumulated       NET BALANCE
As of December 31,                         Cost  Amortization      1997    1996
------------------                         ----   -----------      ----    ----
Excess cost over net assets acquired   $204,520      $ 13,116  $191,404 $196,565
Trademarks                               26,988         1,628    25,360   26,057
Technologies                             20,722         1,915    18,807   19,628
Patents                                  17,278         9,958     7,320    9,061
Organization costs                          742           483       259      351
------------------------               --------      --------  -------- --------
Intangible assets                      $270,250      $ 27,100  $243,150 $251,662
------------------------               --------      --------  -------- --------


OTHER CURRENT LIABILITIES

(IN THOUSANDS)

As of December 31,                                                1997      1996
------------------                                                ----      ----
Accrued interest                                             $   9,336  $  7,039
Accrued workers' compensation                                    5,281     5,456
Current portion of postretirement
  and pension benefit reserves                                   3,655     3,536
Accrued warranty                                                 3,847     4,090
Other                                                           13,848    14,709
------------------------------------------                    --------  --------
Other current liabilities                                     $ 35,967  $ 34,830
------------------------------------------                    --------  --------

OTHER LONG-TERM LIABILITIES

(IN THOUSANDS)
As of December 31,                                                1997      1996
------------------                                                ----      ----
Postretirement and pension benefit reserves                  $  29,880  $ 29,414
Environmental reserves                                          10,402    25,568
Other                                                            5,011     5,000
------------------------------------------                   ---------  --------
Other long-term liabilities                                  $  45,293  $ 59,982
------------------------------------------                   ---------  --------

NOTE 5.  SHAREHOLDERS' EQUITY

(IN THOUSANDS)

                                        Common    Paid-in    Retained     Employee
                                         Stock    Capital    Earnings   Receivables    Total
----------------------------------- --------------------------------------------------------
Balance-December 31, 1994             $     98   $ 55,020   $  8,206    $    (90)   $ 63,234
Collection of employee receivables          --         --         --          10          10
Options exercised                           --         45         --          --          45
Stock subscription cancellation             --        (50)        --          50          --
Net income for year                         --        --       5,585          --       5,585
----------------------------------    --------   --------   --------    --------    --------
Balance-December 31, 1995                   98     55,015     13,791         (30)     68,874
Options exercised                           --         34         --          --          34
Net loss for year                           --         --     (5,371)         --      (5,371)
----------------------------------    --------   --------   --------    --------    --------
Balance-December 31, 1996                   98     55,049      8,420         (30)     63,537
Options exercised                           --         17         --          --          17
Net Income for year                         --         --      7,466          --       7,466
----------------------------------    --------   --------   --------    --------    --------
Balance-December 31, 1997             $     98   $ 55,066   $ 15,886    $    (30)   $ 71,020
----------------------------------    --------   --------   --------    --------    --------


COMMON AND PREFERRED STOCK
The Company authorized 200,000,000 shares of Common Stock (voting), 1,000,000 shares of Class B Common Stock (non-voting) and 20,000,000 shares of preferred stock. No Class B Common Stock or preferred stock has been issued.

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

NOTE 6.  LONG-TERM DEBT

Long-term debt consisted of the following:

(IN THOUSANDS)

AS OF DECEMBER 31,                                              1997      1996
-----------------                                               ----      ----
Revolving credit line                                      $      --  $     --
Tranche A term loan                                               --    86,670
Tranche B term loan                                           93,340    96,670
Total senior bank facilities                                  93,340   183,340
Industrial revenue bond                                        5,300     5,300
Capital lease                                                  1,783     1,953
JAIX leasing debt                                             29,159    13,582
------------------------------------------------           ---------  --------
Total debt                                                   129,582   204,175
Current maturities                                            (4,783)  (17,236)
------------------------------------------------           ---------  --------
Long-term debt                                             $ 124,799  $186,939
------------------------------------------------           ---------  --------

Maturities of long-term debt are as follows:

(IN THOUSANDS)
------------------------------------------------------------------------------
As of December 31, 1997
------------------------------------------------------------------------------
    1999                                         $   4,920
    2000                                            21,741
    2001                                            25,235
    2002                                            28,642
    Thereafter                                      44,261
------------------------------------------------------------------------------

SENIOR BANK FACILITIES
The Company entered into a credit facility ( Senior Bank Facilities) on August 23, 1995, in conjunction with the acquisition of TCI and the related transactions described in Note 3. The revolving credit line portion of the Senior Bank Facilities provides for up to $75 of million outstanding borrowings and letters of credit, limited by the level of eligible accounts receivable and inventories. As of December 31, 1997, availability under the revolving credit line, after consideration of outstanding letters of credit of $17.0 million, was $58.0 million.

At the Company's election, interest rates per annum for the revolving credit line are fluctuating rates of interest measured by reference to either (a) an adjusted London inter-bank offered rate (LIBOR) plus a borrowing margin or (b) an alternate base rate (ABR) plus a borrowing margin. Such borrowing margins range between 1.50% and 2.50% for LIBOR loans and between .50% and 1.50% for ABR loans, fluctuating within each range in 0.25% increments based on the Company achieving certain financial results. Interest rates per annum applicable to Tranche B term loan are either (a) LIBOR plus a margin of 3.00% or (b) ABR plus 2.00%. Additionally, various fees related to unused commitments, letters of credit and administration of the facility are incurred by the Company. As of December 31, 1997 and 1996, the weighted average interest rate of all outstanding loans under the Senior Bank Facilities was 9.01% and 9.21%, respectively. Borrowings under the Senior Bank Facilities are guaranteed by each of the Company's subsidiaries other than JAIX Leasing (the Guarantor Subsidiaries) and are secured by the assets and stock of the Company and its Guarantor Subsidiaries. The Tranche A term loan was repaid in full during 1997 in conjunction with the issuance of debt described in Note 7. Upon the early retirement of this loan, the Company recorded a $ 3.3 million ($2.0 million after-tax) extraordinary charge primarily representing the noncash writeoff of unamortized deferred financing costs related to the retired debt. The revolving credit line matures on March 31, 2002 and the Tranche B Term Loan matures on March 31, 2003.

The Senior Bank Facilities contain various financial covenants including capital expenditure limitations, minimum leverage and interest coverage ratios, and minimum net worth, and also restrict the Company from paying dividends, repurchasing common stock and making other distributions in certain circumstances.

INDUSTRIAL REVENUE BOND
The Company, through its wholly owned subsidiary, Freight Car Services, Inc., issued an Industrial Revenue Bond for $5.3 million which bears interest at a variable rate (4.25% as of December 31, 1997) and can be redeemed by the Company at any time. The bonds are secured by a letter of credit issued by Johnstown America Industries, Inc. The bonds have no amortization and mature on December 1, 2010. The bonds are also subject to a weekly "put" provision by the holders of the bonds. In the event that any or all of the bonds are put to the Company under the provision, the Company would effectively refinance such bonds with additional borrowings under the revolving credit line portion of the Senior Bank Facilities.

JAIX LEASING DEBT
On June 14, 1996, JAIX Leasing refinanced its then existing debt with a new ten-year term loan which bears interest at an average interest rate of 8.78%. At December 31, 1997, the balance of this debt after scheduled and other prepayments was $29.2 million. This debt is secured by JAIX Leasing's underlying leases and assets, and contains various covenants. On February 2, 1998, JAIX Leasing sold 380 of its owned freight cars and used the proceeds to repay $19.5 million of the outstanding term loan.

OTHER
During 1997 and 1996, the Company entered into various interest rate contracts to fix a portion of the cost of its variable rate Senior Bank Facilities. These contracts limit the effect of market fluctuations on the interest cost of floating rate debt. The notional principal amounts outstanding covering the current period on the interest rate contracts were $75 million and $140 million as of December 31, 1997 and 1996, respectively. The fixed rates of interest on these contracts ranged from 5.98% to 6.32% as of December 31, 1997 and 1996. The maturities on these contracts range through August 1998. The impact of fixed versus variable interest rates is recorded as incurred, as a component of interest expense. Costs associated with obtaining the Senior Bank Facilities, the Senior Subordinated Notes described in Note 7 and other indebtedness aggregated to $12.7 million as of December 31, 1997, and costs associated with obtaining the $80 million additional Senior Subordinated Notes were $2.9 million. Such costs are amortized over the term of the related debt. Amortization of deferred financing costs amounted to $2.2 million, $3.2 million and $0.9 million for the years ended December 31, 1997, 1996, and 1995, respectively. As of December 31, 1997 and 1996, accumulated amortization of such costs was $4.0 million, and $4.1 million, respectively.


NOTE 7.  SENIOR SUBORDINATED NOTES

In conjunction with the acquisition of TCI, the Company issued $100 million of Senior Subordinated Notes which are due August 15, 2005. In 1997, the Company issued $80 million of additional notes due August 15, 2005 (collectively, the Notes) with substantially identical terms to the already outstanding notes at a $3.6 million premium, for an effective rate of 10.8%. These Notes have an interest rate of 11.75% per annum and are guaranteed on a unsecured, senior subordinated joint and several basis by each of the Guarantor Subsidiaries. Pursuant to the settlement of separate interest rate contracts in effect when each portion of the Notes was issued, the Company realized a $0.8 million loss and a $2.6 million gain upon the 1997 and 1995 issuances, respectively. The gain and the loss are being amortized as an offset to interest expense over the term of the Notes. The Notes have customary restrictive covenants including restrictions on incurrence of additional indebtedness, payment of dividends and redemption of capital stock. The Notes are subordinated to all indebtedness under the Senior Bank Facilities and cross-default provisions do exist. Except in certain limited circumstances, the Notes are not subject to optional redemption by the Company prior to August 15, 2000, and thereafter are subject to optional redemption by the Company at declining redemption premiums. Upon the occurrence of a change in control (as defined), the Company is required to offer to repurchase the Notes at a price equal to 101% of the principal amount thereof plus accrued interest.

The Company's future operating performance and ability to service or refinance the Notes and to extend or refinance the Senior Bank Facilities will be subject to future economic conditions and to financial, business and other factors, many of which are beyond the Company's control.


NOTE 8.  EMPLOYEE BENEFIT PLANS

PENSIONS BENEFITS
Certain of the Company's subsidiaries have qualified, defined benefit plans covering substantially all of their employees. Company contributions to the plans were made based upon the minimum amounts required under the Employee Retirement Income Security Act. The plans' assets are held by independent trustees and consist primarily of equity and fixed income securities.

In conjunction with the purchase of the freight car business, the accrued pension benefits for employees of the freight car business for service up to the acquisition date remain the responsibility of Bethlehem Steel. The Company initiated new pension plans for service subsequent to the acquisition date which essentially provide benefits similar to the former plans. Following the acquisition of TCI, a certain TCI plan was frozen and was replaced with a defined contribution plan.

The following table summarizes pension expense:

(IN THOUSANDS)

Years ended December 31,                             1997      1996       1995
------------------------                             ----      ----       ----
Current service cost                            $   1,744  $  2,189   $  1,681
Interest cost on projected benefit obligation       2,371     2,173      1,714
Expected return on assets                          (3,725)   (2,143)    (1,896)
Amortization of unrecognized gains and losses       2,213     1,208      1,571
Net pension cost                                $   2,603  $  3,427   $  3,070
---------------------------------------------   ---------  --------   --------

The following table sets forth the plans' funded status:

(IN THOUSANDS)

AS OF DECEMBER 31,                                               1997      1996
-----------------                                               ----      ----
Vested benefits                                            $  26,839  $ 20,508
Non-vested benefits                                            6,146     3,380
Accumulated benefits obligation                               32,985    23,888
Effect of projected future compensation levels                 6,835     8,256
------------------------------------------------------     ---------  --------
Projected benefits obligation                                 39,820    32,144
Plan assets at fair value                                     27,352    20,311
------------------------------------------------------     ---------  --------
Projected benefits obligation in excess of plan assets        12,468    11,833
Unrecognized net gain                                             50     2,569
Unrecognized prior service cost                               (4,924)   (5,298)
------------------------------------------------------     ---------  --------
Net Pension reserves                                       $   7,594  $  9,104
------------------------------------------------------     ---------  --------
Actuarial assumptions used in developing the above data were:
------------------------------------------------------------------------------
                                                               1997       1996
------------------------------------------------------------------------------
Discount rate                                                 7.00%       7.75%
Rate of expected return on plan assets                        9.00%       9.00%
Rate of increases in compensation                        3.00-4.00%  3.00-4.00%
------------------------------------------------------------------------------


Pursuant to the union agreement ratified in January 1998, for JAC's freight car business, the Company has offered early retirement benefits to certain union employees who meet certain criteria and elect such benefits by the end of the current agreement term (October 31, 2001). In addition, the Company also offered additional early retirement benefits to a limited number of eligible employees who elect to retire by June 30, 1998. The cost of the benefits for the first program will be recognized over the actuarially determined estimated service life of the eligible employees. The cost of the second program will be recognized at the time the employee makes the election.

DEFINED CONTRIBUTION PLANS
Certain of the Company's subsidiaries also maintain qualified, defined contribution plans which provide benefits to their employees based on employee contributions, years of service, employee earnings or certain subsidiary earnings, with discretionary contributions allowed. Expenses relating to these plans were $3.2 million, $3.1 million and $2.4 million for the years 1997, 1996 and 1995, respectively.

POSTRETIREMENT BENEFITS
The Company provides health care benefits for certain salaried and hourly retired employees. Employees may become eligible for health care benefits if they retire after attaining specified age and service requirements. These benefits are subject to deductibles, co-payment provisions and other limitations.

In connection with the purchase of the freight car business, the cost of postretirement benefits of employees over age 43 at the purchase date remained the responsibility of Bethlehem Steel. Costs of benefits relating to current service are expensed currently.


The following table summarized postretirement benefit expense:

(IN THOUSANDS)

Years ended December 31,                              1997      1996      1995
------------------------                              ----      ----      ----
Current service cost                               $   725   $   854  $  1,043
Interest cost on accumulated benefit obligation      1,660     1,340     1,001
Amortization of unrecognized gains                     (98)     (183)      (57)
    Net postretirement benefit costs               $ 2,287   $ 2,011  $  1,987
------------------------------------------------   -------   -------  --------


The following table sets forth the plans' funded status:

(IN THOUSANDS)

AS OF DECEMBER 31,                                              1997      1996
------------------                                              ----      ----
Retirees                                                    $  7,589  $  6,308
Other fully eligible plan participants                         2,016     4,828
Other active plan participants                                15,523     7,712
Accumulated benefits obligation                               25,128    18,848
Unrecognized net gain                                            813     4,998
------------------------------------------------            --------  --------
Net postretirement benefits reserve                         $ 25,941  $ 23,846
------------------------------------------------            --------  ---------

The discount rates used in developing the above data ranged from 7.00% to 7.25% in 1997, from 7.50% to 8.00% in 1996 and from 7.25% to 7.75% in 1995.

Medical trend rate assumptions were 4.50% to 4.75% for 1997, 5.25% to 9.00% for 1996 and 8.00% to 9.50% for 1995. Were the assumed medical trend rates to be increased by 1% for each future year, the effect of this change would be to increase the accumulated postretirement benefit obligation by $5.4 million and $4.0 million at December 31, 1997 and 1996, respectively, and the aggregate service and interest cost components by $0.7 million, $0.6 million and $0.7 million for the years 1997, 1996 and 1995, respectively.

The Company does not offer any other significant postretirement benefits.

NOTE 9.  INCOME TAXES

The provision (benefit) for income taxes before extraordinary item includes current and deferred components as follows:

(IN THOUSANDS)

YEARS ENDED DECEMBER 31,                   1997      1996       1995
------------------------                   ----      ----       ----
Current taxes:
Federal                               $   2,741   $    --   $  1,853
State                                       833      (134)       321
                                          3,574      (134)     2,174
---------------------------------     ---------   -------   --------
Deferred taxes:
Federal                                   4,969      (444)     2,227
State                                       968       502        336
--------------------------------------------------------------------
                                          5,937       58       2,563
Provision (benefit) for income taxes
  before extraordinary item           $   9,511  $   (76)   $  4,737
---------------------------------     ---------  --------   --------

The provision (benefit) for income taxes before extraordinary item differs from the amounts computed by applying the federal statutory rate as follows:

(IN THOUSANDS)
------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                    1997      1996      1995
------------------------------------------------------------------------------
Income taxes at federal statutory rate      35.0%    (34.0)%    34.0%
State income taxes, net of federal benefit   6.3      (0.1)      4.2
Nondeductible amortization expense           9.5      32.7       7.2
Other, net                                  (0.7)       --       0.5
------------------------------------------------------------------------------
Effective income tax rate                   50.1%     (1.4)%    45.9%
------------------------------------------------------------------------------

Components of deferred tax benefits (obligations) consist of the follows:

(IN THOUSANDS)

                                                         1997                       1996
                                               -----------------------     ------------------------
    Description                                Benefits    Obligations     Benefits   Obligations
Postretirement and pension benefit reserves    $ 12,042    $        --     $ 13,257   $        --
Environmental reserve                             4,388             --       10,299            --
Deferred employee compensation                       --             --        3,787            --
Accrued workers' compensation reserve             1,721             --        2,128            --
Warranty reserve                                  1,500             --        1,595            --
Alternative minimum tax credit carryforward       2,110             --        4,042            --
Property, plant and equipment                        --        (27,674)          --       (28,104)
Trademarks and technologies                          --        (19,061)          --       (19,776)
Inventories                                          --         (2,818)          --        (2,973)
Other                                             7,487         (2,547)       4,182        (1,508)
------------------------------------------     --------       --------     --------      --------
Deferred tax benefits (obligations)            $ 29,248    $   (52,100)    $ 39,290   $   (52,361)
--------------------------------- ---------    --------       --------     --------      --------

In the consolidated balance sheets, these deferred benefits and deferred obligations are classified as deferred income tax assets or deferred income tax liabilities, based on the classification of the related asset or liability for financial reporting. A deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to carryforwards, are classified according to the expected reversal date of the temporary difference as of the end of the year. Tax credit carryforwards primarily consist of alternative minimum taxes, which can be carried forward indefinitely, and certain state tax net operating losses subject to various limitations which expire, if unused, in 1998 through 2000 under the current tax laws.

A valuation allowance of $0.3 million and $2.1 million as of December 31, 1997 and 1996, has been recorded to offset these state tax credit carryforwards. As of December 31, 1997 and 1996, no other valuation allowances are deemed necessary as management expects to realize all other deferred benefits as future tax deductions.

NOTE 10.  STOCK OPTION PLANS

The Company maintains a Stock Option Plan (The Option Plan) for management and nonaffiliated directors of the Company and has reserved 989,000 shares of common stock for issuance under such plan. Options are granted to management at the discretion of the Company's directors and pursuant to an option program for nonaffiliated company directors. Options granted under the Option Plan generally have an exercise price equal to the closing market value of the Company's common stock as of the date of grant, and become exercisable under various vesting periods of up to three years.

Certain information regarding stock options issued by the Company is summarized below:

(IN THOUSANDS EXCEPT WEIGHTED AVERAGE PRICES)

                                    OUTSTANDING                EXERCISABLE
                                    -----------                -----------
                                           Wtd. Avg.                  Wtd. Avg.
                                Shares   Exer. Price     Shares    Exer. Price
December 31, 1994                  227   $    11.89         210    $    10.07
Issued                             399        10.88
Exercised                          (18)        2.50
Canceled                           (25)        4.90
December 31, 1995                  583        11.79         277         11.18
Issued                             178         4.82
Exercised                          (14)        2.50
Canceled                           (74)       12.17
------------------------------------------------------------------------------
December 31, 1996                  673   $    10.10         472    $    10.82
Issued                             209         6.54
Exercised                         (10)         2.79
Canceled                          (50)        15.40
------------------------------------------------------------------------------
December 31, 1997                  822   $     8.94         651    $     9.74
------------------------------------------------------------------------------



(IN THOUSANDS, EXCEPT WEIGHTED AVERAGE PRICES)
------------------------------------------------------------------------------
                                      OUTSTANDING - DECEMBER 31, 1997         EXERCISABLE - DECEMBER 31, 1997
                                      -------------------------------         -------------------------------
                                       Wtd. Avg.           Wtd. Avg.                        Wtd. Avg.
Range of Exercise Prices     Shares    Remaining Yrs.    Exer. Price            Shares    Exer. Price
-------------------------------------------------------------------------------------------------------------
$2.50 - $12.00                  624         8.15          $   6.28                 453       $   6.42
$12.00 - $25.63                 198         6.85             17.31                 198          17.31
-------------------------------------------------------------------------------------------------------------


The Company measures compensation cost under the intrinsic value-based method. Had compensation cost been determined on the fair market value-based accounting method for options granted in 1997 and 1996, pro forma net income and the diluted earnings per share for 1997 would have been $6.9 million and $0.70, respectively, and pro forma net loss and the diluted loss per share for 1996 would have been $6.1 million and $0.62, respectively. The weighted average fair value of options granted in 1997 and 1996 was $5.11 and $2.64 for December 31, 1997 and 1996, respectively. The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: weighted average risk-free interest rate of 6.3% and 7.1%; weighted average volatility of 64.9% and 56.6%; expected lives of 10 years and zero dividend yield for 1997 and 1996, respectively.

NOTE 11.  ENVIRONMENTAL MATTERS

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

Such matters include five situations in which the Company, through its TCI subsidiaries and their predecessors, have been named or are believed to be Potentially Responsible Parties (PRPs) in the contamination of the sites.
Additionally, environmental remediation may be required at two of the TCI facilities at which soil and groundwater contamination has been identified.

The Company believes that it has valid claims for contractual indemnification against prior owners for certain of the investigatory and remedial costs at each of the above mentioned sites. As a result of a private party settlement of certain pending litigation with a prior owner of Gunite, TCI and Gunite will not be responsible (through a contractual undertaking by the former owner) for certain liabilities and costs resulting from Gunite's waste disposal prior to the acquisition of Gunite by TCI in September 1987 at certain of such sites. The Company has been notified, however, by certain other contractual indemnitors that they will not honor future claims for indemnification. Accordingly, the Company is litigating indemnification claims and there is no assurance that even if successful in any such claims, any judgments against the indemnitors will ultimately be recoverable. In addition, the Company believes it is likely that it has incurred some liability at various sites for activities and disposal following acquisition which would not in any event be covered by indemnification by prior owners.

As of December 31, 1997, the Company has a $11.3 million environmental reserve. This reserve is based on current cost estimates and does not reduce estimated expenditures to net present value. The Company currently anticipates spending approximately $0.4 million per year in 1998 and 1999 and approximately $0.5 million per year in year 2000, 2001 and 2002 for monitoring the various environmental sites associated with the environmental reserve, including attorney and consultant costs for strategic planning and negotiations with regulators and other PRPs, and payment of remedial investigation costs. These sites are generally in the early investigatory stages of the remediation process and thus it is anticipated that significant cash payments for remediation will not be incurred for at least several years. After the evaluation and investigation period, the investigation and remediation costs will likely increase because the actual remediation of the various environmental sites associated with the environmental reserve will likely be under way. Any cash expenditures required by the Company or its subsidiaries to comply with applicable environmental laws and/or to pay for any remediation efforts will not be reduced or otherwise affected by the existence of the environmental reserve. Due to the early stage of investigation of many of the sites and potential remediations referred to above, there are significant uncertainties as to waste quantities involved, the extent and timing of the remediation which will be required, the range of acceptable solutions, costs of remediation and the number of PRPs contributing to such costs. Based on all of the information presently available to it, the Company believes that the environmental reserve will be adequate to cover its future costs related to the sites associated with the environmental reserve, and that any additional costs will not have a material adverse effect on the financial condition or results of operations of the Company. However, the discovery of additional sites, the modification of existing laws or regulations, the imposition of joint and several liability under CERCLA or the uncertainties referred to above could result in such a material adverse effect.

NOTE 12.  CONTINGENCIES

The Company is involved in certain threatened and pending legal proceedings including workers' compensation claims arising out of the conduct of its businesses. In the opinion of management, the ultimate outcome of such legal proceedings will not have a material adverse effect on the financial position or results of operations of the Company.

In December 1992, Johnstown America Corporation (JAC) commenced a patent infringement lawsuit against Trinity Industries, Inc. (Trinity) in the United States District Court for the Western District of Pennsylvania alleging infringement of JAC's patent for its BethGon Coalporter(R) freight car. The suit involved Trinity's manufacture, sale and offering for sale of its Aluminator II coal freight car in competition with JAC's BethGon Coalporter(R) freight car, the tubs of which are covered by JAC's patent. In such suit, JAC seeks monetary damages and an injunction against Trinity to prohibit Trinity from making, using, selling or offering for sale of the Aluminator II. The lawsuit was tried in 1996 with the United States District Court for the Western District of Pennsylvania entering an order upholding a jury verdict that the patent, though valid, was not infringed by Trinity's Aluminator II freight car. In addition, JAC was not held to be liable for any of the counterclaims alleged by Trinity. JAC appealed the case to the United States Court of Appeals for the Federal Circuit. Following oral argument, the Court of Appeals for the Federal Circuit issued its opinion dated May 28, 1997 in which the Court held that Trinity's Aluminator II literally infringed JAC's patent, reversed the 1996 trial court judgment of noninfringement and remanded the case back to the trial court for a determination as to damages and for consideration of JAC's contention that Trinity's infringement was willful. Following receipt of such opinion, JAC made a motion to the trial court for a permanent injunction to prohibit Trinity from making, selling or offering to sell its infringing Aluminator II until JAC's patent expires in November 1999. Trinity thereafter petitioned the Court of Appeals for a rehearing. The trial court temporarily denied JAC's motion for a permanent injunction until the Court of Appeals decided Trinity's petition for rehearing. The Court of Appeals issued its opinion dated July 30, 1997, and Order dated August 11, 1997, denying Trinity's petition for rehearing and Trinity's suggestion for a rehearing in banc. Trinity thereafter made a motion to the court of Appeals to stay the issuance of its mandate pending Trinity filing a petition for certiorari to the United States Supreme Court, which was denied by the Court of Appeals on September 2, 1997, at which time the Court of Appeals issued its mandate. In October 1997, Trinity made a motion for partial summary judgment on damages to the District Court and filed its petition for certiorari to the United States Supreme Court. In January 1998, the United States Supreme Court denied Trinity's petition for certiorari. Also in January 1998, the District Court granted JAC a preliminary injunction prohibiting Trinity from marketing, manufacturing, using, selling or leasing its infringing Aluminator II coal gondola freight car or any imitation thereof. JAC expects the damage trial to occur in mid-1998 and at this time cannot predict the amount of damages that may be awarded.

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

Future minimum lease payments at December 31, 1997, are as follows:

(IN THOUSANDS)

                                       Capital Lease    Operating Leases
                                       -------------    ----------------
1998                                      $     395       $     6,648
1999                                            395             5,066
2000                                            395             4,602
2001                                            395             3,627
2002                                            281             2,416
Thereafter                                    2,127            24,504
Total minimum lease payments                  3,988       $    46,863
Less: Amount representing interest            2,205
Present value of minimum lease payments       1,783
Less: Current portion of obligation under
 capital lease                                  190
Noncurrent obligation under capital lease  $  1,593


While the Company is liable for maintenance, insurance and similar costs under most of its leases, such costs are not included in the future minimum lease payments.

The Company assumed the capital lease in its acquisition of TCI. The related asset balance of $1.9 million is included as a component of buildings and improvements. Accumulated depreciation of this asset was $0.3 million and $0.2 million as of December 31, 1997 and 1996, respectively.

Total rental expense for the years 1997, 1996 and 1995 amounted to $6.5 million, $3.7 million and $2.0 million, respectively.

NOTE 14.  MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT

In each of 1997, 1996 and 1995, a different customer accounted for 12%, 13%, and 17% of the Company's total revenue. No other customer accounted for greater than 10% of the company's total revenue during these periods.

NOTE 15.  UNAUDITED QUARTERLY INFORMATION

(IN MILLIONS, EXCEPT PER SHARE DATA)

1997                                     First    Second     Third    Fourth
                                       Quarter   Quarter   Quarter   Quarter
-----------------------------------------------------------------------------
Total revenue                         $  115.7   $  158.2   $ 186.8  $  189.6
Gross profit                              19.0       22.4      24.7      27.8
Net income (loss)                         (1.9)      (.05)      8.1       1.8
Net diluted income (loss) per share   $  (0.19)  $  (0.05)  $  0.83  $   0.18
-----------------------------------------------------------------------------
1996
-----------------------------------------------------------------------------
Total revenue                         $  152.4   $  133.3   $ 140.8  $  133.5
Gross profit                              23.2       21.5      20.5      20.6
Net loss                                  (0.7)      (1.2)     (1.6)     (1.9)
Net diluted loss per share            $  (0.07)  $  (0.13)  $ (0.16) $  (0.19)
-----------------------------------------------------------------------------

The diluted earnings per share amounts reported above and computed in accordance with SFAS No. 128 are not materially different than previously reported amounts.


NOTE 16.  GUARANTOR SUBSIDIARIES

The Notes and the obligations under the Senior Bank Facilities are fully and unconditionally guaranteed on an unsecured, senior subordinated, joint and several basis by each of the Guarantor Subsidiaries. The following condensed consolidating financial data illustrate the composition of the Parent Company, Guarantor Subsidiaries, and JAIX Leasing. Separate complete financial statements of the respective Guarantors Subsidiaries would not provide additional information which would be useful in assessing the financial composition of the Guarantor Subsidiaries and thus are not presented.

Investments in subsidiaries are accounted for by the Parent Company on the equity method for purposes of the supplemental consolidating presentation. Earnings of subsidiaries are, therefore, reflected in the Parent Company's investment accounts and earnings. The principal elimination entries eliminate the Parent Company's investment in subsidiaries and intercompany balances and transactions.

Condensed Consolidating Balance Sheet




(IN MILLIONS)                                              Parent      Guarantor
as of December 31, 1997                                   Company   Subsidiaries     JAIX Leasing     Eliminations     Consolidated
-----------------------                                   -------   ------------     ------------     ------------     ------------
Cash and cash equivalents                              $     25.1    $       3.8     $        2.0     $         --     $       30.9
Accounts receivable, net                                       --           60.5               --               --             60.5
Inventories                                                    --           58.7               --               --             58.7
Prepaid expenses and other                                    2.6           13.9              1.0               --             17.5
Total current assets                                         27.7          136.9              3.0               --            167.6
Property, plant and equipment, net                            2.6          117.3             36.9             (0.3)           156.5
Other assets                                                124.7          242.8              0.8           (113.6)           254.7
Total assets                                           $    155.0    $     497.0     $       40.7     $     (113.9)    $     578.8
--------------------------------------------------- ------------- --------------  ---------------  --------------- ----------------
Accounts payable                                       $      0.5    $      54.7     $         --     $         --     $       55.2
Other current liabilities                                     2.7           60.2              0.5               --             63.4
Total current liabilities                                     3.2          114.9              0.5               --            118.6
Noncurrent liabilities                                         --           78.2              3.5               --             81.7
Long-term debt, less current
   maturities and intercompany
   advances (receivables)                                    80.8          198.8             27.9               --            307.5
Total shareholders' equity                                   71.0          105.1              8.8           (113.9)            71.0
Total liabilities and
   shareholders equity                                 $    155.0    $     497.0     $       40.7     $     (113.9)    $      578.8
--------------------------------------------------- ------------- --------------  ---------------  --------------- ----------------



Condensed Consolidating Statement of Income



(IN MILLIONS)                                              Parent      Guarantor
as of December 31, 1997                                   Company   Subsidiaries     JAIX Leasing     Eliminations     Consolidated
-----------------------                                   -------   ------------     ------------     ------------     ------------
Total revenue                                           $     0.2    $     642.8     $        7.4     $         --     $      650.4
Cost of sales                                                  --          552.4              4.0               --            556.4
Gross profit                                                  0.2           90.4              3.4               --             94.0
Selling, general, administrative
  and amortization expenses                                   1.1           53.5              0.1               --             54.7
Gain on sale of leased freight cars                          (0.4)            --             (0.4)              --            (0.8)
Reduction of environmental  reserves                           --          (14.3)              --               --            (14.3)
--------------------------------------------------- ------------- --------------  ---------------  --------------- ----------------
Operating income (loss)                                      (0.5)          51.2              3.7               --             54.4
Interest expense, net                                        12.3           20.9              2.2               --             35.4
Equity (earnings) of subsidiaries                           (17.0)            --               --             17.0               --
Provision (benefit) for income taxes                         (5.3)          14.2              0.6               --              9.5
Net income (loss) before
  extraordinary item                                          9.5           16.1              0.9            (17.0)             9.5
Extraordinary item, net of tax                                2.0             --               --               --              2.0
--------------------------------------------------- ------------- --------------  ---------------  --------------- ----------------
Net income (loss)                                       $     7.5    $      16.1     $        0.9      $     (17.0)    $        7.5
=================================================== ============= ==============  ===============  =============== ================


Condensed Consolidating Statement of Cash Flows



(IN MILLIONS)                                              Parent      Guarantor
as of December 31, 1997                                   Company   Subsidiaries     JAIX Leasing     Eliminations     Consolidated
-----------------------                                   -------   ------------     ------------     ------------     ------------
Cash flows from
   operating activities                                $     (5.2)    $     29.5       $      2.4        $      --      $      26.7
Cash flows from investing activities:
Capital expenditures                                         (0.1)          (8.2)              --               --             (8.3)
Leased assets and investments                                  --             --           (27.6)               --            (27.6)
Proceeds from sale of leased assets                           3.1             --              7.1               --             10.2
Changes in restricted
   cash/ other                                                 --            0.6               --               --              0.6
--------------------------------------------------- ------------- --------------  ---------------  --------------- ----------------
Cash flows from
   investing activities                                       3.0           (7.6)           (20.5)              --            (25.1)
Cash flows from financing activities:
Issuance of long-term debt                                   82.8             --               --               --             82.8
Payments of term loans and
   capital lease                                            (90.0)          (0.1)              --               --            (90.1)
Net borrowings of JAIX
   leasing debt                                                --             --             15.6               --             15.6
Intercompany advances                                        19.4          (19.4)              --               --               --
Payment of deferred financing
   costs and other                                           (3.0)            --             (0.5)              --             (3.5)
--------------------------------------------------- ------------- --------------  ---------------  --------------- ----------------
Cash flows from (used for)
   financing activities                                       9.2          (19.5)            15.1               --              4.8
Net increase (decrease) in cash
   and cash equivalents                                       7.0            2.4             (3.0)              --              6.4
--------------------------------------------------- ------------- --------------  ---------------  --------------- ----------------
Cash and cash equivalents,
   beginning of year                                         18.1            1.4              5.0               --             24.5
--------------------------------------------------- ------------- --------------  ---------------  --------------- ----------------
Cash and cash equivalents,
   end of year                                           $   25.1       $    3.8         $    2.0        $      --        $    30.9
--------------------------------------------------- ------------- --------------  ---------------  --------------- ----------------



Condensed Consolidating Balance Sheet



(IN MILLIONS)                                              Parent      Guarantor
as of December 31, 1996                                   Company   Subsidiaries     JAIX Leasing     Eliminations     Consolidated
-----------------------                                   -------   ------------     ------------     ------------     ------------
Cash and cash equivalents                              $     18.1    $       1.4     $        5.0     $         --      $      24.5
Accounts receivable, net                                       --           49.2              0.1               --             49.3
Inventories                                                    --           49.6               --               --             49.6
Prepaid expenses and other                                    3.0           16.0              0.4               --             19.4
Total current assets                                         21.1          116.2              5.5               --            142.8
Property, plant and equipment, net                            7.5          123.1             17.0             (0.5)           147.1
Restricted cash                                                --            0.6               --               --              0.6
Other assets                                                108.9          255.3              0.4            (99.8)           264.8
Total assets                                           $    137.5    $     495.2     $       22.9     $     (100.3)     $     555.3
--------------------------------------------------- ------------- --------------  ---------------  --------------- ----------------

Accounts payable                                       $      0.2    $      43.0     $        0.1     $         --      $      43.3
Other current liabilities                                    18.4           55.8             (2.1)            (0.2)            71.9

Total current liabilities                                    18.6           98.8             (2.0)            (0.2)           115.2
Noncurrent liabilities                                         --           85.7              3.5               --             89.2
Long-term debt, less current
   maturities and intercompany
   advances (receivables)                                    55.4          218.4             13.6               --            287.4
Total shareholders' equity                                   63.5           92.3              7.8           (100.1)            63.5
Total liabilities and
   shareholders' equity                                $    137.5    $     495.2     $       22.9      $    (100.3)     $     555.3
--------------------------------------------------- ------------- --------------  ---------------  --------------- ----------------


Condensed Consolidating Statement of Income



(IN MILLIONS)                                              Parent      Guarantor
as of December 31, 1996                                   Company   Subsidiaries     JAIX Leasing     Eliminations     Consolidated
-----------------------                                   -------   ------------     ------------     ------------     ------------
Total revenue                                          $      0.1    $     555.5     $        4.4     $         --     $      560.0
Cost of sales                                                  --          472.1              2.1               --            474.2
Gross profit                                                  0.1           83.4              2.3               --             85.8
Selling, general, administrative
   and amortization expenses                                  1.1           55.6               --               --             56.7
Gain on sale of lease freight cars                             --             --             (1.4)              --             (1.4)
--------------------------------------------------- ------------- --------------  ---------------  --------------- ----------------
Operating income (loss)                                      (1.0)          27.8              3.7               --             30.5
Interest expense, net                                        11.5           21.7              2.7               --             35.9
Equity (earnings) of subsidiaries                            (1.9)            --               --              1.9               --
Provision (benefit) for income taxes                         (5.2)           4.8              0.4               --               --
Net income (loss)                                     $      (5.4)   $       1.3     $        0.6     $       (1.9)    $       (5.4)
--------------------------------------------------- ------------- --------------  ---------------  --------------- ----------------


Condensed Consolidating Statement of Cash Flows



(IN MILLIONS)                                              Parent      Guarantor
as of December 31, 1996                                   Company   Subsidiaries     JAIX Leasing     Eliminations     Consolidated
-----------------------                                   -------   ------------     ------------     ------------     ------------
Cash flows from
   operating activities                                $     (5.0)    $     40.1       $      1.3     $         --     $       36.4
Cash flows from investing activities:
Capital expenditures                                         (0.2)          (9.7)              --               --             (9.9)
Leased assets and investments                                (4.9)           0.3             (0.8)              --             (5.4)
Proceeds from sale of leased
   freight cars                                                --             --             18.1               --             18.1
Changes in restricted
   cash/other                                                  --            0.8               --               --              0.8
--------------------------------------------------- ------------- --------------  ---------------  --------------- ----------------
Cash flows from
   investing activities                                      (5.1)          (8.6)            17.3               --              3.6
Cash flows from financing activities:
Payments of term loans
   and capital lease                                        (16.6)          (0.2)              --               --            (16.8)
Net payments of JAIX Leasing
   debt                                                        --             --             (8.8)              --             (8.8)
Change in intercompany
   advances                                                  27.1          (23.7)            (3.4)              --               --
Dividends received/ (paid)                                    1.6             --             (1.6)              --               --
Payment of deferred financing
   costs                                                     (0.8)            --             (0.7)              --             (1.5)
--------------------------------------------------- ------------- --------------  ---------------  --------------- ----------------
Cash flows from financing activities                         11.3          (23.9)           (14.5)              --            (27.1)
Net increase (decrease) in cash
   and cash equivalents                                       1.2            7.6              4.1               --             12.9
--------------------------------------------------- ------------- --------------  ---------------  --------------- ----------------
Cash and cash equivalents,
   beginning of year                                         16.9           (6.2)             0.9               --             11.6
--------------------------------------------------- ------------- --------------  ---------------  --------------- ----------------
Cash and cash equivalents,
   end of year                                         $     18.1    $       1.4     $        5.0     $         --    $        24.5
--------------------------------------------------- ------------- --------------  ---------------  --------------- ----------------


Condensed Consolidating Statement of Income



(IN MILLIONS)                                              Parent      Guarantor
as of December 31, 1995                                   Company   Subsidiaries     JAIX Leasing     Eliminations     Consolidated
-----------------------                                   -------   ------------     ------------     ------------     ------------
Total revenue                                          $      0.1   $      666.7     $        1.8     $         --     $      668.6
Cost of sales                                                  --          608.5              0.5               --            609.0
Gross profit                                                  0.1           58.2              1.3               --             59.6
Selling, general, administrative
   and amortization expenses                                  4.2           30.4               --               --             34.6
--------------------------------------------------- ------------- --------------  ---------------  --------------- ----------------
Operating income (loss)                                      (4.1)          27.8              1.3               --             25.0
Interest expense, net                                         2.2           11.6              0.9               --             14.7
Equity (earnings) of subsidiaries                           (10.1)            --               --             10.1               --
Provision (benefit) for income taxes                         (1.8)           6.4              0.1               --              4.7
Net income (loss)                                      $      5.6    $       9.8     $        0.3     $      (10.1)    $        5.6
--------------------------------------------------- ------------- --------------  ---------------  --------------- ----------------



Condensed Consolidating Statement of Cash Flows



(IN MILLIONS)                                              Parent      Guarantor
as of December 31, 1995                                   Company   Subsidiaries     JAIX Leasing     Eliminations     Consolidated
-----------------------                                   -------   ------------     ------------     ------------     ------------
Cash flows from
   operating activities                                $      1.5     $     49.4     $        1.2     $         --     $       52.1
Cash flows from investing activities:
Capital expenditures                                           --         (14.9)               --               --            (14.9)
Leased assets and investments                                (1.9)          4.6             (34.0)              --            (31.3)
Acquisition of TCI, less cash acquired                         --        (266.1)               --               --           (266.1)
Acquisition of Bostrom, less cash acquired                     --         (32.5)               --               --            (32.5)
Changes in restricted
   cash/other                                                  --          (1.4)               --               --             (1.4)
--------------------------------------------------- ------------- --------------  ---------------  --------------- ----------------
Cash flows from investing activities                         (1.9)        (310.3)           (34.0)              --           (346.2)
Cash flows from financing activities:
Revolving loan, net                                          (7.6)            --               --               --             (7.6)
Issuance of long-term debt                                  300.0            5.3               --               --            305.3
Issuance of JAIX leasing debt                                  --             --             22.4               --             22.4
Changes in intercompany advances                           (259.4)          247.8            11.6               --               --
Deferred financing costs paid/other                         (15.7)          (0.2)            (0.3)              --            (16.2)
--------------------------------------------------- ------------- --------------  ---------------  --------------- ----------------
Cash flows from  financing activities                        17.3          252.9             33.7               --            303.9
net increase (decrease) in cash
   and cash equivalents                                      16.9           (8.0)             0.9               --              9.8
--------------------------------------------------- ------------- --------------  ---------------  --------------- ----------------
Cash and cash equivalents,
   beginning of year                                           --            1.8               --               --              1.8
--------------------------------------------------- ------------- --------------  ---------------  --------------- ----------------
Cash and cash equivalents,
   end of year                                         $     16.9    $      (6.2)    $        0.9     $         --    $        11.6
--------------------------------------------------- ------------- --------------  ---------------  --------------- ----------------

NOTE 17.  FAIR VALUE OF FINANCIAL INSTRUMENTS

Based on borrowing rates currently available to the Company for borrowings with similar terms and maturities, the fair value of the Company's total debt, including JAIX Leasing, was approximately $327 million and $297 million as of December 31, 1997 and 1996, respectively. No quoted market value is available except for the $182.6 million Notes which had a market value of approximately $196 million as of December 31, 1997, and $97.5 million for the $100 million of Notes outstanding as of December 31, 1996. Outstanding interest rate contracts, based on current market pricing models, have an estimated discounted fair market value of negative $0.2 million and negative $0.6 million as of December 31, 1997 and 1996, respectively. JAIX Leasing's debt has approximate fair market value of $30.1 million and $13.6 million as of December 31, 1997 and 1996, respectively. All other financial instruments of the Company have fair market values which approximate carrying value as of December 31, 1997 and 1996.

NOTE 18.  SUPPLEMENTAL CASH FLOWS AND NONCASH TRANSACTIONS DISCLOSURE

(IN THOUSANDS)

Years Ended December 31,                                                                       1997          1996           1995
------------------------                                                                       ----          ----           ----
Cash paid for:
Interest                                                                                 $   30,157    $   31,487    $     7,718
Income taxes                                                                                    952         1,382          6,011
Business acquisitions:
Cash paid                                                                                $       --    $       --    $   300,624
Assets received                                                                                  --            --        412,634
------------------------------------------------------------------------------------ -------------- -------------  -------------
Liabilities assumed                                                                      $       --    $       --    $   112,010
------------------------------------------------------------------------------------ -------------- -------------  -------------


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF JOHNSTOWN AMERICA INDUSTRIES,INC.:

We have audited the accompanying consolidated balance sheets of Johnstown America Industries, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Johnstown America Industries, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/S/ARTHUR ANDERSEN LLP
---------------------------------
ARTHUR ANDERSEN LLP

Chicago, Illinois
January 28, 1998

REPORT OF MANAGEMENT


The management of Johnstown America Industries, Inc. is responsible for the fairness and accuracy of the consolidated financial statements. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles, using management's best estimates and judgements where appropriate. The financial information throughout this report is consistent with our consolidated financial statements.

Management has established a system of internal controls that provides reasonable assurance that assets are adequately safeguarded and transactions are recorded accurately, in all material respects, in accordance with management's authorization. Our internal controls provide for appropriate separation of duties and responsibilities, and there are documented policies regarding utilization of company assets and proper financial reporting. These formally stated and regularly communicated policies demand highly ethical conduct from all employees.

The Audit Committee of the Board of Directors meets regularly to determine that managment and independent auditors are properly discharging their duties regarding interal control and financial reporting. The independent auditors and employees have full and free access to the Audit Committee at any time.

Arthur Andersen LLP, independent public accountants, are retained to audit the consoidated financial statments.


/s/THOMAS M. BEGEL                           /S/ANDREW M. WELLER
------------------------                    -------------------------
Thomas M. Begel                             Andrew M. Weller
Chairman, President                         Executive Vice President
and Chief Executive Officer                 and Chief Financial Officer



January 28, 1998