Form 10-K, Exhibit 13
period 1998-12-31
JOHNSTOWN AMERICA INDUSTRIES INC
filed 1999-03-26
CIK 906114

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS



GENERAL
The Company conducts its business through two operating segments within the transportation industry: the truck components segment, a leading manufacturer of wheel-end components, seating, steerable drive axles, gearboxes and other castings for the heavy-duty truck industry; and the freight car segment, a leading manufacturer and lessor of new and rebuilt freight cars used for hauling coal, intermodal containers, highway trailers, automobiles, agricultural and mining products.

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

Freight car segment sales are driven principally by the number and type of freight cars delivered in any given period. Due to the large size of customer orders, the specific time frame for delivery of freight cars ordered and variations in the mix of cars ordered, the number and type of cars produced in any given period may fluctuate greatly. As a result, the Company's revenues and results of operations and cash flows from operations may fluctuate as well.


RESULTS OF OPERATIONS YEARS ENDED DECEMBER 31, 1998 AND 1997
TOTAL REVENUE
Total revenue in 1998 increased 48.6% to $966.1 million from $650.3 million in 1997. The revenue increase was primarily due to an increase in the freight car segment of 126.9% from $234.7 million in 1997 to $532.5 million in 1998. Shipments of new and rebuilt freight cars in 1998 were 9,155, compared to 4,507 freight cars in 1997. As of December 31, 1998, the Company's backlog of new and rebuilt freight cars was 9,462, more than double the year earlier backlog of 4,201 freight cars. The truck component segment revenues increased 4.3% from $415.6 million in 1997 to $433.6 million in 1998.

At December 31, 1998, the Company's freight car segment had 1,041 cars in its leasing fleet, and its leasing business generated $8.3 million in revenue in 1998 and $2.5 million in operating income before a $1.2 million gain on the sale of leased freight cars. In 1997, the leasing business generated $7.6 million in revenue and $3.5 million in operating income before a $0.8 million gain on the sale of leased freight cars.

COST OF SALES-MANUFACTURING AND GROSS PROFIT
Cost of sales-manufacturing for 1998 as a percent of manufacturing sales was 85.7% in 1998 compared to 85.9% in 1997. Related gross profits were 14.3% and 14.1%, respectively. The increase in gross profit margins resulted primarily from higher gross profit margins in the freight car segment due to increased volume, better pricing and operational improvements throughout 1998.

SELLING, GENERAL, ADMINISTRATIVE AND AMORTIZATION EXPENSES
Selling, general and administrative expenses as a percentage of total revenue were 5.5% and 7.1% in 1998 and 1997, respectively. On a percentage of total revenue basis, selling, general and administrative expenses in the truck components segment were relatively unchanged, but were reduced significantly in the freight car segment due to significantly higher revenues. Amortization expense was $8.6 million in both 1998 and 1997.

OPERATING INCOME
Operating income was $98.3 million in 1998, compared to $54.4 million in 1997, an increase of $43.9 million primarily due to increased gross profits of $46.2 million offset by $6.8 million of increased selling, general and administrative expenses. Operating income was also affected in 1998 by a gain on the sale of leased freight cars of $1.2 million, a freight car patent lawsuit settlement gain of $16.8 million and a truck component pension termination gain of $1.7 million. Operating income in 1997 was affected by a reduction of environmental reserves of $14.3 million in the truck component segment and a gain on the sale of leased freight cars of $0.8 million.

OTHER
Interest expense was $31.2 million in 1998 compared to $33.6 million in 1997. Interest expense in 1998 was lower than 1997 due primarily to the prepayment of $35.0 million of Tranche B term debt. Interest expense-leasing was $1.2 million in 1998 compared to $2.4 million in 1997. The reduction in leasing interest expense was due primarily to the prepayment of $19.5 million in leasing business debt funded from the sale of 380 of its owned freight cars in February 1998. Interest income in 1998 was $2.1 million in 1998 compared to $0.6 million in 1997. The increase in interest income is due to increased levels of cash.

In conjunction with the $35 million of senior debt prepayments, the Company recorded an extraordinary charge of $1.1 million net of tax, related to the write-off of unamortized deferred financing costs.

Net income and diluted earnings per share for 1998 were $37.9 million and $3.74, respectively, compared to net income and diluted earnings per share of $7.5 million and $0.76, respectively, for 1997.

RESULTS OF OPERATIONS YEARS ENDED DECEMBER 31, 1997 AND 1996
TOTAL REVENUE
Total revenue in 1997 increased 16.1% to $650.3 million from $560.0 million in 1996. The revenue increase of $90.3 million was due to an increase at the Company's truck components segment of $53.9 million and an increase in the freight car segment of $36.4 million. In 1997, shipments of freight cars were 4,507 (including 290 cars sold to the Company's lease fleet), compared to 3,470 freight cars (including 98 cars sold to the Company's lease fleet) in 1996. As of December 31, 1997, the Company's backlog of new and rebuilt cars was 4,201 compared with 774 new and rebuilt cars at December 31, 1996.

At December 31, 1997, the Company's freight car segment had 1,673 freight cars on lease, and its leasing business generated $7.6 million in revenue and $3.5 million in operating income before a $0.8 million gain on the sale of leased freight cars in 1997. The leasing business generated $4.5 million in revenue and $2.4 million in operating income before a $1.4 million gain on the sale of leased freight cars in the prior year.

COST OF SALES - MANUFACTURING AND GROSS PROFIT
Cost of sales-manufacturing for 1997 as a percent of manufacturing sales was 85.9%, compared to 85.0% in 1996. Related gross profits were 14.1% and 15.0%, respectively. The decrease in gross profits resulted primarily from lower gross profit margins in the freight car segment due to reduced volume in the first half of the year and pricing pressure throughout the year offset partially by increased profit margins in the Company's truck component segment.

SELLING, GENERAL, ADMINISTRATIVE AND AMORTIZATION EXPENSES
Selling, general and administrative expenses as a percentage of total revenue were 7.1% and 8.3% in 1997 and 1996, respectively. Actual selling, general and administrative expenses declined $0.4 million from 1996 levels as a result of cost reduction measures undertaken at the Company's freight car segment, partially offset by the truck component segment volume related increases. Amortization expenses as a percentage of total revenue was 1.3% and 1.8% in 1997 and 1996 respectively. Amortization expense decreased by $1.6 million from 1996 levels due primarily to a decrease in amortization expense in the freight car segment of $1.5 million due to certain intangible items being fully amortized in late 1996.

OPERATING INCOME
Operating income was $54.4 million in 1997, compared with $30.4 million in 1996, an increase of $24.0 million. The Company increased its operating income by improving gross profits by $8.2 million over 1996 levels. Selling, general and administrative expenses declined by $0.4 million, and amortization expense declined by $1.6 million. Additionally, a reduction of environmental reserves for the truck components segment of $14.3 million offset by a decline in gain on sale of leased freight cars of $0.5 million accounted for the remaining change in operating income.

OTHER
Interest expense, net, was $35.4 million in 1997 compared to $35.8 in 1996. Interest expense in 1997 and 1996 resulted from borrowings under the Senior Bank Facilities and the Senior Subordinated Notes, as well as from the JAIX Leasing loans which were used to finance the addition of freight cars for the lease fleet.

In conjunction with the 1997 issuance of $80.0 million of Senior Notes to refinance $80.0 million of Tranche A term debt, the Company recorded an extraordinary charge of $2.0 million after tax, primarily related to the write-off of $3.4 million of unamortized deferred financing costs.

Net income and diluted earnings per share for 1997 were $7.5 million and $0.76, respectively, compared to a net loss and diluted loss per share of $5.4 million and $0.55, respectively, for 1996.

LIQUIDITY AND CAPITAL RESOURCES
The Company's freight car sales are characterized by large order sizes, specific customer delivery schedules and related vendor receipts and payment schedules, all of which can combine to create significant fluctuations in working capital when comparing end of period balances. Such fluctuations tend to be of short duration, and the Company considers this to be a normal part of its operating cycle which does not significantly impact its financial flexibility and liquidity.

For the year ended December 31, 1998, the Company provided cash from operations of $56.7 million (including $16.8 million from the settlement of patent lawsuits) compared with $26.7 million for 1997. The Company provided $8.0 million of net cash from investing activities during 1998, including $24.3 million provided from the sale of 380 leased freight cars , offset by $11.5 million of capital expenditures and $4.9 million of leasing asset additions. Cash used for financing activities was $56.5 million for 1998, which included $36.7 million in payments of Tranche B term debt and payments of JAIX Leasing debt of $20.0 million, partially offset by proceeds from the exercise of stock options.

On August 23, 1995, in conjunction with the acquisition of TCI and the refinancing of the existing debt of the Company, the Company and the Guarantor Subsidiaries entered into the $300 million Senior Bank Facilities and issued $100 million of Notes. See Notes 5 and 6 of the Consolidated Financial Statements for a description of the Senior Bank Facilities and the Notes. On August 12, 1997 the Company issued $80 million of additional Notes, with substantially the same terms as the original Notes. As of December 31, 1998, there was $56.6 million of Tranche B term loan outstanding under the Senior Bank Facilities, $182.3 million of Notes outstanding and no borrowings under the $75 million revolving credit line under the Senior Bank Facilities. Availability under the revolving credit line after consideration of outstanding letters of credit of $14.1 million, was $60.9 million.

Interest payments on the Notes and under the Senior Bank Facilities represent significant near-term cash requirements for the Company. The Notes require semiannual interest payments of approximately $10.6 million. Borrowings under the Senior Bank Facilities bear interest at floating rates and require interest payments on varying dates depending upon the interest rate option selected by the Company. The $56.6 million of outstanding Tranche B term loans require periodic principal payments through their maturities.

At December 31, 1998, JAIX Leasing owned or leased 1,041 freight cars. JAIX Leasing has a 10-year term loan facility, which as of December 31, 1998, had a balance of $9.2 million outstanding. See Note 5 of the Consolidated Financial Statements for a description of this facility.

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

As of December 31, 1998, the Company had cash of $39.1 million.

YEAR 2000
The Year 2000 issue is the result of date-sensitive devices, systems and computer programs that were deployed using two digits rather than four to define the applicable year. Any such technology may recognize a year containing "00" as the year 1900 rather than the year 2000. This issue could result in a system failure or miscalculations causing disruptions of operations including, among other things, a temporary inability to process transactions or engage in similar normal business activities.

In 1996, the Company initiated a comprehensive program to ensure that its various business systems continue to function properly in the year 2000. By the end of 1998, all critical business systems at each operating unit had been reviewed, modified if necessary, and tested. Many non-critical business systems had also been reviewed, modified and tested. All non-critical systems are expected to be fully tested by mid 1999. Assessment of manufacturing processes and facility management systems is underway and is expected to be substantially completed by mid 1999.

Additionally, the Company is currently assessing readiness for the year 2000 by key suppliers and other third parties with whom it has significant business relationships. Information requests have been distributed and replies have been received. If the risk is deemed material, the Company is performing onsite visits to verify the adequacy of the information received.

Based upon the accomplishments to date, no contingency plans are expected to be needed and therefore none have been developed. However, because of the substantial progress to date, we believe adequate time will be available to insure alternatives can be developed, assessed and implemented if necessary, prior to the Year 2000 issue having a material impact on the Company's operations. If however, systems of the Company or its key suppliers or other third parties with whom it has significant business relationships are not Year 2000 compliant on a timely basis and a contingency plan is not developed on a timely basis, the Year 2000 issue could have a material adverse effect on the Company's operations and financial condition.

Beginning in 1996, as part of the Company's ongoing information system improvement process, its enterprise systems were upgraded, which partially mitigated the impact of the Year 2000 problem. Excluding the cost of upgrading the enterprise systems, the pretax cost incurred to date of becoming "Year 2000" compliant has been approximately $0.5 million and is not expected to be more than $0.7 million for the total project. Such costs are being funded through operating cash flows.

The cost of the project and expected completion are based on management's best estimates, which were derived using numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties. Additionally, there can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company.

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

Such matters include five situations in which the Company, through certain truck components segment businesses and their predecessors, have been named or are believed to be Potentially Responsible Parties (PRPs) in the contamination of the sites. Additionally, environmental remediation may be required at two of the truck components segment facilities at which soil and groundwater contamination has been identified.

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

As of December 31, 1998, the Company has a $10.7 million environmental reserve. This reserve is based on current cost estimates and does not reduce estimated expenditures to net present value. The Company currently anticipates spending approximately $0.8 million per year in 1999 through 2003 for monitoring the various environmental sites associated with the environmental reserve, including attorney and consultant costs for strategic planning and negotiations with regulators and other PRPs, and payment of remedial investigation costs. These sites are generally in the early investigatory stages of the remediation process and thus it is anticipated that significant cash payments for remediation will not be incurred for at least several years. After the evaluation and investigation period, the investigation and remediation costs will likely increase because the actual remediation of the various environmental sites associated with the environmental reserve will likely be underway. Any cash expenditures required by the Company or its subsidiaries to comply with applicable environmental laws and/or to pay for any remediation efforts will not be reduced or otherwise affected by the existence of the environmental reserve. Due to the early stage of investigation of many of the sites and potential remediations referred to above, there are significant uncertainties as to waste quantities involved, the extent and timing of the remediation which will be required, the range of acceptable solutions, costs of remediation and the number of PRPs contributing to such costs. Based on all of the information presently available to it, the Company believes that the environmental reserve will be adequate to cover its future costs related to the sites associated with the environmental reserve, and that any additional costs will not have a material adverse effect on the financial condition or results of operations of the Company. However, the discovery of additional sites, the modification of existing laws or regulations, the imposition of joint and several liability under CERCLA or the uncertainties referred to above could result in such a material adverse effect.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS
The Company's market risk sensitive instruments do not subject the Company to material market risk exposures except as such risks relate to interest rate fluctuations. As of December 31, 1998, the Company has long-term debt outstanding with a carrying value of $255.0 million. The estimated fair value of this debt is $264.0 million. Fixed interest rate debt outstanding as of December 31, 1998 represents 76% of total debt, carries an average interest rate of 11.6% and matures as follows: $0.5 million in fiscal 1999, $0.5 million in fiscal 2000, $0.6 million in fiscal 2001, $0.6 million in fiscal 2002, $0.7 million in fiscal 2003 and $193.4 million thereafter. Variable interest rate debt outstanding as of December 31, 1998 had an average interest rate at that date of 8.2% and matures as follows: $8.8 million in fiscal 1999, $8.0 million in fiscal 2000, $11.4 million in fiscal 2001, $14.7 million in fiscal 2002, $13.7 million in fiscal 2003 and $5.0 million thereafter.

The Company has an interest rate protection agreement to fix a portion of its variable rate Senior Bank debt. At December 31, 1998, the notional principal amount of this contract was $25 million at a 6.14% fixed rate of interest plus the applicable borrowing margins. The contract matures in August 2000 and has a market value of $(0.4) million.

EFFECTS OF INFLATION
General price inflation has not had a material impact on the Company's results of operations.

FORWARD LOOKING STATEMENTS
The foregoing outlook contains forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from current expectations due to a number of factors, including general economic conditions; competitive factors and pricing pressures; shifts in market demand, the performance and needs of industries served by the Company's businesses; and the risks described from time to time in the Company's Securities and Exchange Commission reports.


                                        CONSOLIDATED STATEMENTS OF INCOME



(IN THOUSANDS, EXCEPT PER SHARE DATA)
------------------------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                                                          1998             1997            1996
                                                                                  ----             ----            ----
Net manufacturing sales                                                       $957,762         $642,764        $555,510
Leasing revenue                                                                  8,296            7,583           4,462
------------------------------------------------------------------------------------------------------------------------
Total revenue                                                                  966,058          650,347         559,972
Cost of sales - manufacturing                                                  821,005          552,360         472,054
Cost of leasing                                                                  4,895            4,005           2,104
------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                   140,158           93,982          85,814
Selling, general and administrative expense                                     53,005           46,187          46,605
Amortization expense                                                             8,557            8,554          10,174
Gain on sale of leased freight cars                                             (1,223)            (824)         (1,354)
Pension termination gain                                                        (1,688)              --              --
Patent lawsuit settlement                                                      (16,750)              --              --
Reduction of environmental reserves                                                 --          (14,300)             --
------------------------------------------------------------------------------------------------------------------------
Operating income                                                                98,257           54,365          30,389
Interest income                                                                 (2,094)            (625)           (624)
Interest expense                                                                31,189           33,616          33,639
Interest expense - leasing                                                       1,228            2,389           2,821
------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and extraordinary item                        67,934           18,985          (5,447)
Provision (benefit) for income taxes                                            28,933            9,511             (76)
------------------------------------------------------------------------------------------------------------------------
Net income (loss) before extraordinary item                                     39,001            9,474          (5,371)
Extraordinary item, net of income taxes                                         (1,146)          (2,008)             --
------------------------------------------------------------------------------------------------------------------------
Net income (loss) and comprehensive income (loss)                              $37,855           $7,466         $(5,371)
------------------------------------------------------------------------------------------------------------------------
Basic earnings per share:
Income (loss) before extraordinary item                                        $  3.96           $ 0.97         $ (0.55)
Extraordinary item                                                               (0.11)           (0.21)             --
------------------------------------------------------------------------------------------------------------------------
Net income (loss) per share                                                    $  3.85           $ 0.76         $ (0.55)
------------------------------------------------------------------------------------------------------------------------
Basic weighted average shares outstanding                                        9,838            9,761           9,790
------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share:
Income (loss) before extraordinary item                                        $  3.85           $ 0.96         $ (0.55)
Extraordinary item                                                               (0.11)           (0.20)             --
------------------------------------------------------------------------------------------------------------------------
Net income (loss) per share                                                    $  3.74           $ 0.76         $ (0.55)
------------------------------------------------------------------------------------------------------------------------
Diluted weighted average equivalents and shares outstanding                     10,122            9,856           9,794
------------------------------------------------------------------------------------------------------------------------


                                       6




                          CONSOLIDATED BALANCE SHEETS



(IN THOUSANDS EXCEPT PER SHARE DATA)
------------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31,                                                                                  1998           1997
                                                                                                    ----           ----
ASSETS:
Cash and cash equivalents                                                                        $39,112        $30,875
Accounts receivable, net                                                                          81,740         60,484
Inventories                                                                                       66,678         58,674
Deferred income tax assets                                                                        13,688         13,521
Prepaid expenses and other current assets                                                          2,514          4,047
------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                             203,732        167,601
Property, plant and equipment, net                                                               115,193        118,063
Leasing business assets, net                                                                      19,523         38,430
Deferred financing costs, net                                                                      7,526         11,594
Intangible assets, net                                                                           238,380        243,150
------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                    $584,354       $578,838
------------------------------------------------------------------------------------------------------------------------
LIABILITIES:
Accounts payable                                                                                 $65,583        $55,246
Accrued payroll and employee benefits                                                             27,287         22,666
Other current liabilities                                                                         43,556         35,967
Current maturities of long-term debt and capital lease                                             9,511          4,783
------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                        145,937        118,662
Long-term debt and capital lease, less current maturities                                         63,197        124,799
Senior subordinated notes                                                                        182,338        182,691
Deferred income tax liabilities                                                                   34,571         36,373
Other long-term liabilities                                                                       47,594         45,293
------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                473,637        507,818
------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
Preferred stock, par $.01,  20,000 shares  authorized,  none outstanding  Common stock, par $.01, 201,000 shares authorized, 9,900 and 9,768
  issued and outstanding as of December 31, 1998 and 1997, respectively                               99             98
Paid-in capital                                                                                   56,892         55,066
Retained earnings                                                                                 53,741         15,886
Employee receivables for stock purchase                                                              (15)           (30)
------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                       110,717         71,020
------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                      $584,354       $578,838
------------------------------------------------------------------------------------------------------------------------


                                       7




                      CONSOLIDATED STATEMENTS OF CASH FLOWS



(IN THOUSANDS)
------------------------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                                                       1998              1997              1996
                                                                               ----              ----              ----
OPERATING ACTIVITIES:
Net income (loss)                                                           $37,855            $7,466           $(5,371)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities -
Depreciation                                                                 14,947            15,009            14,772
Amortization                                                                 11,374            11,617            14,498
Deferred income tax expense                                                      96             5,937                58
Provision for postretirement benefits                                         2,825             2,169             1,671
Gain on sale of leased freight cars                                          (1,223)             (824)           (1,354)
Pension termination gain                                                     (1,688)               --                --
Reduction of environmental reserves                                              --           (14,300)                --
Extraordinary item, net of income tax                                         1,146             2,008                --
Change in operating assets and liabilities:
Accounts receivable                                                         (21,256)          (11,137)           10,613
Inventories                                                                  (8,004)           (9,085)           (5,689)
Prepaid expenses and other current assets                                     1,698             (829)            14,091
Accounts payable                                                             10,337            11,921             3,677
Accrued payroll and employee benefits                                         2,415               758            (5,177)
Other assets and liabilities                                                  6,188             6,038            (5,411)
------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                    56,710            26,748            36,378
INVESTING ACTIVITIES:
Capital expenditures                                                        (11,537)           (8,246)           (9,919)
Leasing business asset additions                                             (4,875)          (27,639)           (5,438)
Proceeds from sale of leased freight cars                                    24,320            10,182            18,113
Change in restricted cash and other                                             141               631               786
------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) investing activities                          8,049           (25,072)            3,542
FINANCING ACTIVITIES:
Payments of term loans and capital lease                                    (36,899)          (90,170)          (16,812)
Net (payments) borrowings of JAIX Leasing debt                              (19,976)           15,577            (8,799)
Issuance of long-term debt                                                       --            82,823                --
Payment of deferred financing costs and other                                   353            (3,566)           (1,413)
------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) financing activities                        (56,522)            4,664           (27,024)
------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                     8,237             6,340            12,896
Cash and cash equivalents, beginning of year                                 30,875            24,535            11,639
------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                      $39,112           $30,875           $24,535
------------------------------------------------------------------------------------------------------------------------


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
NOTE 1.  ORGANIZATION
--------------------------------------------------------------------------------

Johnstown America Industries, Inc. (the Company) has two operating segments within the transportation industry: truck components, a leading manufacturer of wheel end components, seating, steerable drive axles, gearboxes and other castings for the heavy-duty truck industry; and freight cars, a leading manufacturer and lessor of new and rebuilt freight cars used for hauling coal, intermodal containers, highway trailers, automobiles, agricultural and mining products.

On October 28, 1991, Johnstown America Corporation, (JAC), wholly owned by Johnstown America Industries, Inc., a Delaware corporation, consummated the purchase of the former Freight Car Division of Bethlehem Steel Corporation .

The Company completed the acquisition of Truck Components Inc. (TCI) and its subsidiaries (Gunite Corporation, Brillion Iron Works, Inc. and Fabco Automotive Corporation) on August 23, 1995, and Bostrom Seating, Inc. (Bostrom) on January 13, 1995. Operations commenced on October 2, 1995, at the Freight Car Services, Inc. facility.


--------------------------------------------------------------------------------
NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------


The accompanying consolidated financial statements reflect the application of the following significant accounting policies:

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in the accompanying consolidated financial statements.

CASH EQUIVALENTS
The Company considers all short-term investments with original maturities of three months or less when acquired to be cash equivalents.

INVENTORIES
Inventories are stated at the lower of cost or market. The cost of 66% and 60 % of the Company's inventories as of December 31, 1998 and 1997, respectively, was determined on the first-in, first-out (FIFO) method, with the cost of the remaining inventories, representing certain inventories in the truck components segment, determined on the last-in, first-out method (LIFO). Had all inventories been determined on the FIFO method at December 31, 1998 and 1997, the reported value of such inventories would have been increased by $1.1 million and $0.7 million, respectively.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method by making periodic charges to income over the estimated useful lives of the assets, which are as follows:

------------------------------------------
Buildings and improvements 10-40 years
Machinery and equipment     3-12 years
------------------------------------------

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

INTANGIBLE ASSETS
The excess of purchase costs over amounts allocated to identifiable assets and liabilities of businesses acquired (goodwill) is amortized on the straight-line method over 40 years. Should events or circumstances occur subsequent to the acquisition of a business which bring into question the realizable value or impairment of the related goodwill, the Company will evaluate the remaining useful life and balance of goodwill, and should an impairment be identified, a loss would be recognized to the extent that the carrying value exceeds the fair value. The Company's principle considerations in determining impairment include the strategic benefit to the Company of the particular business as measured by undiscounted current and expected future operating cash flows of that particular business.

Other  intangible   assets,   except  pension  assets,   are  amortized  on  the
straight-line method over their estimated useful lives, which are as follows:

---------------------------------------------
     Trademarks            40 years
     Technologies          13-40 years
     Patents               8 years
     Organization costs    5 years
---------------------------------------------

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

NEW ACCOUNTING PRONOUNCEMENTS
SFAS No. 130, "Reporting Comprehensive Income" was issued in July 1997. This new pronouncement establishes standards for reporting and display of comprehensive income and its components. There were no other comprehensive income items to report other than net income for 1998, 1997 and 1996.

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" introduces a new model for segment reporting, called the
"management approach." The management approach is based on the way that the chief operating decision maker organizes segments within the company for making operating decisions and assessing performance. The Company adopted this standard in 1998. See Note 13 for segment information.

SFAS No. 132, "Employers' Disclosure about Pensions and other Postretirement Benefits" was issued in February 1998 and was adopted by the Company during 1998. This new pronouncement requires the Company to standardize disclosure for pension and other postretirement benefits. See Note 7.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued in June 1998 and must be adopted by the Company by the year 2000. This new pronouncement will require the Company to record derivatives on the balance sheet as assets or liabilities, measured at fair value and gains or losses resulting from the changes in the values of those derivatives to be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The Company is evaluating the standard and does not expect it to have a material impact on the financial results or condition of the Company because the use of derivatives at the Company is not significant.

SOP 98-5, "Reporting on Costs of Start-Up Activities" was issued in April 1998 and was adopted by the Company in late 1998. The new pronouncement requires that companies expense the costs of start-up activities as those costs are incurred. Previously, such costs could have been capitalized and amortized and any such unamortized capitalized costs must be expensed upon adoption of the new standard. The adoption of this standard did not have a material impact on the Company's financial position or results of operations.

RECLASSIFICATIONS
Certain reclassifications have been made to prior year amounts to conform to current year presentation.


--------------------------------------------------------------------------------
NOTE 3.  DETAIL OF CERTAIN ASSETS AND LIABILITIES
--------------------------------------------------------------------------------

ALLOWANCE FOR DOUBTFUL ACCOUNTS
(IN THOUSANDS)
--------------------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                                              1998                1997                 1996
                                                                      ----                ----                 ----
Balance at beginning of year                                        $2,294              $1,883               $1,690
Provision for doubtful accounts                                        673               1,904                  538
Net write-offs                                                      (1,188)             (1,493)                (345)
--------------------------------------------------------------------------------------------------------------------
Balance at end of year                                              $1,779              $2,294               $1,883
--------------------------------------------------------------------------------------------------------------------

INVENTORIES
(IN THOUSANDS)
--------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31,                                                                        1998                 1997
                                                                                          ----                 ----
Raw materials and purchased components                                                 $11,605              $10,894
Work in progress and finished goods                                                     55,073               47,780
--------------------------------------------------------------------------------------------------------------------
Inventories                                                                            $66,678              $58,674
--------------------------------------------------------------------------------------------------------------------


                                       11


PROPERTY, PLANT AND EQUIPMENT
(IN THOUSANDS)
--------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31,                                                                        1998                 1997
                                                                                          ----                 ----
Land                                                                                    $4,975               $4,683
Buildings and improvements                                                              30,748               28,615
Machinery and equipment                                                                127,487              121,081
Construction in progress                                                                 5,401                3,969
--------------------------------------------------------------------------------------------------------------------
                                                                                       168,611              158,348
Accumulated depreciation                                                                53,418               40,285
--------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                                    $115,193             $118,063
--------------------------------------------------------------------------------------------------------------------


LEASING BUSINESS ASSETS
(IN THOUSANDS)
--------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31,                                                                        1998                 1997
                                                                                          ----                 ----
Leasing business assets                                                                $20,747              $39,763
Accumulated depreciation                                                                 1,224                1,333
--------------------------------------------------------------------------------------------------------------------
Leasing business assets, net                                                           $19,523              $38,430
--------------------------------------------------------------------------------------------------------------------


INTANGIBLE ASSETS
(IN THOUSANDS)
--------------------------------------------------------------------------------------------------------------------
                                              ORIGINAL         ACCUMULATED                    NET BALANCE
                                                                          ------------------------------------------
AS OF DECEMBER 31,                                COST        AMORTIZATION                1998                 1997
                                       ---------------- -------------------               ----                 ----
Excess cost over net assets acquired          $204,520             $18,229            $186,291             $191,404
Trademarks                                      26,988               2,325              24,663               25,360
Technologies                                    20,722               2,735              17,987               18,807
Patents                                         17,278              11,718               5,560                7,320
Pension asset                                    3,879                  --               3,879                   --
Organization costs                                 742                 742                  --                  259
--------------------------------------------------------------------------------------------------------------------
Intangible assets                             $274,129             $35,749            $238,380             $243,150
--------------------------------------------------------------------------------------------------------------------


OTHER CURRENT LIABILITIES
(IN THOUSANDS)
--------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31,                                                                        1998                 1997
                                                                                          ----                 ----
Accrued interest                                                                        $9,166               $9,336
Accrued workers' compensation                                                            5,458                5,281
Current portion of postretirement
  and pension benefit reserves                                                           3,000                3,655
Accrued warranty                                                                         6,198                3,847
Other                                                                                   19,734               13,848
--------------------------------------------------------------------------------------------------------------------
Other current liabilities                                                              $43,556              $35,967
--------------------------------------------------------------------------------------------------------------------


                                       12


OTHER LONG-TERM LIABILITIES
(IN THOUSANDS)
--------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31,                                                                        1998                 1997
                                                                                          ----                 ----
Postretirement and pension benefit reserves                                            $32,690              $29,880
Environmental reserves                                                                   9,904               10,402
Other                                                                                    5,000                5,011
--------------------------------------------------------------------------------------------------------------------
Other long-term liabilities                                                            $47,594              $45,293
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
NOTE 4.  SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

(IN THOUSANDS)
-------------------------------------------------------------------------------------------------------------------
                                                COMMON        PAID-IN       RETAINED       EMPLOYEE
                                                 STOCK        CAPITAL       EARNINGS    RECEIVABLES          TOTAL
                                         -------------- -------------- -------------- -------------- --------------
Balance-December 31, 1995                          $98        $55,015        $13,791           $(30)       $68,874
Options exercised                                   --             34             --             --             34
Net loss for year                                   --             --         (5,371)            --         (5,371)
-------------------------------------------------------------------------------------------------------------------
Balance-December 31, 1996                           98         55,049          8,420            (30)        63,537
Options exercised                                   --             17             --             --             17
Net income for year                                 --             --          7,466             --          7,466
-------------------------------------------------------------------------------------------------------------------
Balance-December 31, 1997                           98         55,066         15,886            (30)        71,020
Collection of employee receivables                  --             --             --             15             15
Options exercised                                    1          1,512             --             --          1,513
Common stock issued                                 --            314             --             --            314
Net income for year                                 --             --         37,855             --         37,855
-------------------------------------------------------------------------------------------------------------------
Balance-December 31, 1998                          $99        $56,892        $53,741           $(15)      $110,717
-------------------------------------------------------------------------------------------------------------------


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

--------------------------------------------------------------------------------
NOTE 5.  LONG-TERM DEBT
--------------------------------------------------------------------------------

Long-term debt consisted of the following:
(IN THOUSANDS)
--------------------------------------------------------------------------------
AS OF DECEMBER 31,                         1998                 1997
                                           ----                 ----
Revolving credit line                    $   --              $    --
Tranche B term loan                      56,632               93,340
Industrial revenue bond                   5,300                5,300
Capital lease                             1,593                1,783
JAIX leasing debt                         9,183               29,159
---------------------------------------------------------------------
Total debt                               72,708              129,582
Current maturities                       (9,511)              (4,783)
---------------------------------------------------------------------
Long-term debt                          $63,197             $124,799
---------------------------------------------------------------------


Maturities of long-term debt are as follows:
(IN THOUSANDS)
----------------------------------------------------
AS OF DECEMBER 31, 1998
1999                                    $9,511
2000                                     8,792
2001                                    12,200
2002                                    15,512
2003                                    14,418
Thereafter                              12,275
----------------------------------------------------


SENIOR BANK FACILITIES
The Company entered into a credit facility ( Senior Bank Facilities) on August 23, 1995. The revolving credit line portion of the Senior Bank Facilities provides for up to $75 million of outstanding borrowings and letters of credit, limited by the level of eligible accounts receivable and inventories. As of
December 31, 1998, availability under the revolving credit line, after consideration of outstanding letters of credit of $14.1 million, was $60.9 million.

At the Company's election, interest rates per annum for the revolving credit line are fluctuating rates of interest measured by reference to either (a) an adjusted London inter-bank offered rate (LIBOR) plus a borrowing margin or (b) an alternate base rate (ABR) plus a borrowing margin. Such borrowing margins range between 1.50% and 2.50% for LIBOR loans and between 0.50% and 1.50% for ABR loans, fluctuating within each range in 0.25% increments based on the Company achieving certain financial results. Interest rates per annum applicable to Tranche B term loan are either (a) LIBOR plus a margin of 3.00% or (b) ABR plus 2.00%. Additionally, various fees related to unused commitments, letters of credit and administration of the facility are incurred by the Company. As of December 31, 1998 and 1997, the weighted average interest rate of all outstanding loans under the Senior Bank Facilities was 8.84% and 9.01%, respectively. Borrowings under the Senior Bank Facilities are guaranteed by each of the Company's subsidiaries other than JAIX Leasing (the Guarantor Subsidiaries) and are secured by the assets and stock of the Company and its Guarantor Subsidiaries. During 1998, the Company prepaid $35 million of the Tranche B loan and during 1997, the Company retired the Tranche A loan in conjunction with the issuance of debt described in Note 6. As a result of these prepayments, the Company recorded extraordinary charges, net of income taxes, of $1.1 million and $2.0 million in 1998 and 1997, respectively, representing the non-cash writeoff of related unamortized deferred financing costs. The revolving credit line matures on March 31, 2002 and the Tranche B Term Loan matures on March 31, 2003.

The Senior Bank Facilities contain various financial covenants including capital expenditure limitations, maximum leverage ratio, interest coverage ratio, and minimum net worth. It also restricts the Company from paying dividends, repurchasing common stock and making other distributions in certain circumstances.

INDUSTRIAL REVENUE BOND
The Company, through its wholly owned subsidiary, Freight Car Services, Inc., issued an Industrial Revenue Bond for $5.3 million which bears interest at a variable rate (4.3% as of December 31, 1998) and can be redeemed by the Company at any time. The bonds are secured by a letter of credit issued by the Company. The bonds have no amortization and mature on December 1, 2010. The bonds are also subject to a weekly "put" provision by the holders of the bonds. In the event that any or all of the bonds are put to the Company under the provision, the Company would effectively refinance such bonds with additional borrowings under the revolving credit line portion of the Senior Bank Facilities.

JAIX LEASING DEBT
On June 14, 1996, JAIX Leasing refinanced its then existing debt with a ten year term loan. This debt is secured by JAIX Leasing's leases and assets and contains various covenants. During 1998, the loan was prepaid by $19.5 million from the proceeds of the sale of 380 JAIX Leasing's freight cars. At December 31, 1998 and 1997, the average interest rate on the then outstanding balances were 9.32% and 8.78%, respectively.

OTHER
During 1997, the Company entered into various interest rate contracts to fix a portion of the cost of its variable rate Senior Bank Facilities. These contracts limit the effect of market fluctuations on the interest cost of floating rate debt. The notional principal amounts outstanding covering the current period on the interest rate contracts were $25 million and $75 million as of December 31, 1998 and 1997, respectively. The fixed rates of interest on these contracts were 6.14% as of December 31, 1998 and ranged from 5.98% to 6.32% as of December 31, 1997. The remaining contract matures in August 2000. The impact of fixed versus variable interest rates is recorded as incurred, as a component of interest expense. Costs associated with obtaining the Senior Bank Facilities, the Senior Subordinated Notes described in Note 6 and other indebtedness aggregated to $8.7 million as of December 31, 1998. Such costs are amortized over the term of the related debt. Amortization of deferred financing costs amounted to $1.9 million, $2.2 million and $3.2 million for the years ended December 31, 1998, 1997, and 1996, respectively. As of December 31, 1998 and 1997, accumulated amortization of such costs was $4.3 million and $4.0 million, respectively.


--------------------------------------------------------------------------------
NOTE 6.  SENIOR SUBORDINATED NOTES
--------------------------------------------------------------------------------

In conjunction with the acquisition of TCI, the Company issued $100 million of Senior Subordinated Notes which are due August 15, 2005. In 1997, the Company issued $80 million of additional notes due August 15, 2005 (collectively, the Notes) with substantially identical terms to the already outstanding notes at a $3.6 million premium, for an effective rate of 10.8%. These Notes have an interest rate of 11.75% per annum and are guaranteed on a unsecured, senior subordinated joint and several basis by each of the Guarantor Subsidiaries. Pursuant to the settlement of separate interest rate contracts in effect when each portion of the Notes was issued, the Company realized a $0.8 million loss and a $2.6 million gain upon the 1997 and 1995 issuances, respectively. The gain and the loss are being amortized as an offset to interest expense over the term of the Notes. The Notes have customary covenants including restrictions on incurrence of additional indebtedness, payment of dividends and redemption of capital stock. The Notes are subordinated to all indebtedness under the Senior Bank Facilities and cross-default provisions do exist. Except in certain limited circumstances, the Notes are not subject to optional redemption by the Company prior to August 15, 2000, and thereafter are subject to optional redemption by the Company at declining redemption premiums. Upon the occurrence of a change in control (as defined), the Company is required to offer to repurchase the Notes at a price equal to 101% of the principal amount thereof plus accrued interest.

The Company's future operating performance and ability to service or refinance the Notes and to extend or refinance the Senior Bank Facilities will be subject to future economic conditions and to financial, business and other factors, many of which are beyond the Company's control.

--------------------------------------------------------------------------------
NOTE 7.  EMPLOYEE BENEFIT PLANS
--------------------------------------------------------------------------------

PENSION BENEFITS
Certain of the Company's subsidiaries have qualified, defined benefit plans covering substantially all of their employees. Company contributions to the plans were made based upon the minimum amounts required under the Employee Retirement Income Security Act. The plans' assets are held by independent trustees and consist primarily of equity and fixed income securities.

Pension benefits for certain JAC employees which accrued as a result of pre-acquisition service remain the responsibility of Bethlehem Steel. The Company initiated new pension plans for such employees for service subsequent to the acquisition date which essentially provide benefits similar to the former plans. Following the acquisition of TCI, a certain TCI plan was frozen and was replaced with a defined contribution plan. The Company, after consideration of previously unrecognized amounts, recognized a $1.7 million non-cash gain on the termination of the plan in 1998.

POSTRETIREMENT BENEFITS
The Company provides health care benefits for certain salaried and hourly retired employees. Employees may become eligible for health care benefits if they retire after attaining specified age and service requirements. These benefits are subject to deductibles, co-payment provisions and other limitations.

In connection with the purchase of JAC, the cost of postretirement benefits of employees over age 43 at the purchase date remained the responsibility of Bethlehem Steel. Costs of benefits relating to current service are expensed currently.

The Company does not offer any other significant postretirement benefits.



The following table sets forth the plans' funded status:
(IN THOUSANDS)
--------------------------------------------------------------------------------------------------------------------
                                                              PENSION BENEFITS           POSTRETIREMENT BENEFITS
                                                        ------------------------------------------------------------
AS OF DECEMBER 31,                                                1998           1997           1998           1997
                                                                  ----           ----           ----           ----
Benefit obligation at beginning of year                        $39,820        $32,144        $25,128        $19,732

CHANGE IN BENEFIT OBLIGATION
Service cost                                                     2,071          1,744          1,094            725
Interest cost                                                    2,781          2,371          1,796          1,660
Plan amendment                                                   5,155             --             --             --
Actuarial loss                                                     965          4,330            747          3,885
Special termination benefit loss                                   223             --             --             --
Settlement gain                                                 (1,688)            --             --             --
Benefits paid                                                   (5,977)          (769)        (1,301)          (874)
--------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                              $43,350        $39,820        $27,464        $25,128
--------------------------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year                 $27,352        $20,311       $     --       $     --
Actual return on plan assets                                     3,468          3,697             --             --
Employer contribution                                            5,081          4,113             --             --
Benefits paid                                                   (5,977)          (769)            --             --
--------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                       $29,924        $27,352       $     --       $     --
--------------------------------------------------------------------------------------------------------------------

                                       16

--------------------------------------------------------------------------------------------------------------------
                                                              PENSION BENEFITS           POSTRETIREMENT BENEFITS
                                                        ------------------------------------------------------------
AS OF DECEMBER 31,                                                1998           1997           1998           1997
                                                                  ----           ----           ----           ----
Benefit obligation in excess of plan assets                   $(13,426)      $(12,468)      $(27,464)      $(25,128)
Unrecognized net gain                                             (112)           (50)           (35)          (814)
Unrecognized prior service cost                                  9,242          4,924             --             --
--------------------------------------------------------------------------------------------------------------------
Net amount recognized                                          $(4,296)       $(7,594)      $(27,499)      $(25,942)
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
ACCRUED BENEFIT OBLIGATION                                    PENSION BENEFITS           POSTRETIREMENT BENEFITS
                                                        ------------------------------------------------------------
AS OF DECEMBER 31,                                                1998           1997           1998           1997
                                                                  ----           ----           ----           ----
Accrued benefit liability                                      $(8,175)       $(7,594)      $(27,499)      $(25,942)
Intangible asset                                                 3,879             --             --             --
--------------------------------------------------------------------------------------------------------------------
Net amount recognized                                          $(4,296)       $(7,594)      $(27,499)      $(25,942)
--------------------------------------------------------------------------------------------------------------------
WEIGHTED-AVERAGE ASSUMPTIONS                                  PENSION BENEFITS           POSTRETIREMENT BENEFITS
                                                        ------------------------------------------------------------
AS OF DECEMBER 31,                                                1998           1997           1998           1997
                                                                  ----           ----           ----           ----
Discount rate                                                    6.75%          7.00%          6.85%          7.10%
Expected return on plan assets                                   9.00%          9.00%             --             --
Rate of compensation increase                               3.00-4.00%     3.00-4.00%             --             --
--------------------------------------------------------------------------------------------------------------------


For measurement purposes, a 7.50% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998 decreasing gradually to an ultimate rate of 4.25% by the year 2004.


(In thousands)
--------------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST                     PENSION BENEFITS             POSTRETIREMENT BENEFITS
                                                    --------------------------------- ------------------------------
YEARS ENDED DECEMBER 31,                                  1998       1997       1996       1998      1997      1996
                                                          ----       ----       ----       ----      ----      ----
Service cost                                            $2,071     $1,744     $2,189     $1,094      $725      $854
Interest cost                                            2,781      2,371      2,173      1,796     1,660     1,340
Expected return on plan assets                          (2,273)    (3,725)    (2,143)        --        --        --
Amortization of unrecognized gains and losses               63      1,824      1,208        (32)      (98)     (183)
Amortization of unrecognized prior service cost            675        389         --         --        --        --
Special termination benefit loss                           223         --         --         --        --        --
--------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                               $3,540     $2,603     $3,427     $2,858    $2,287    $2,011
--------------------------------------------------------------------------------------------------------------------


Pursuant to a union agreement ratified at JAC in January 1998, JAC has offered early retirement benefits to certain freight car segment union employees who meet certain criteria and elect such benefits by the end of the current agreement term (October 31, 2001). The cost of the benefits for the program will be recognized over the actuarially determined estimated service life of the eligible employees. The Company recognized a minimum pension liability for underfunded plans. The minimum liability is equal to the excess of the accumulated benefit obligation over plan assets. A corresponding amount is recognized as an intangible asset.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:


(IN THOUSANDS)
--------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 1998                                                1-PERCENTAGE-                  1-PERCENTAGE-
                                                                      POINT INCREASE                 POINT DECREASE
                                                      --------------------------------------------------------------
Effect on total of service and interest cost                                    $680                         $(592)

Effect on postretirement benefit obligation                                    5,661                        (4,778)
--------------------------------------------------------------------------------------------------------------------


DEFINED CONTRIBUTION PLANS
Certain of the Company's subsidiaries also maintain qualified, defined contribution plans which provide benefits to their employees based on employee contributions, years of service, employee earnings or certain subsidiary earnings, with discretionary contributions allowed. Expenses relating to these plans were $4.7 million, $3.2 million and $3.1 million for the years 1998, 1997 and 1996, respectively.


--------------------------------------------------------------------------------
NOTE 8.  INCOME TAXES
--------------------------------------------------------------------------------

The provision (benefit) for income taxes before extraordinary item includes current and deferred components as follows:

(IN THOUSANDS)
--------------------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                                                         1998           1997           1996
                                                                                 ----           ----           ----
Current taxes:
Federal                                                                       $24,286         $2,741          $  --
State                                                                           4,551            833           (134)
--------------------------------------------------------------------------------------------------------------------
                                                                               28,837          3,574           (134)
--------------------------------------------------------------------------------------------------------------------
Deferred taxes:
Federal                                                                           533          4,969           (444)
State                                                                            (437)           968            502
--------------------------------------------------------------------------------------------------------------------
                                                                                   96          5,937             58
--------------------------------------------------------------------------------------------------------------------
Provision (benefit) for income taxes
  before extraordinary item                                                   $28,933         $9,511           $(76)
--------------------------------------------------------------------------------------------------------------------


The provision (benefit) for income taxes before extraordinary item differs from the amounts computed by applying the federal statutory rate as follows:

(IN THOUSANDS)
--------------------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                                                         1998           1997           1996
                                                                                 ----           ----           ----
Income taxes at federal statutory rate                                           35.0%          35.0%         (34.0)%
State income taxes, net of federal benefit                                        4.2            6.3           (0.1)
Nondeductible amortization expense                                                2.6            9.5           32.7
Other, net                                                                        0.8           (0.7)            --
--------------------------------------------------------------------------------------------------------------------
Effective income tax rate                                                        42.6%          50.1%          (1.4)%
--------------------------------------------------------------------------------------------------------------------

                                       18

Components of deferred tax benefits (obligations) consist of the following:


(IN THOUSANDS)
--------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31,                                              1998                             1997
                                                                ----                             ----
                                                  ------------------------------------------------------------------
                                                         BENEFITS      OBLIGATIONS        BENEFITS      OBLIGATIONS
                                                  ------------------------------------------------------------------
Postretirement and pension benefit reserves               $12,458        $      --         $12,042        $      --
Environmental reserve                                       4,155               --           4,388               --
Accrued workers' compensation reserve                       1,862               --           1,721               --
Warranty reserve                                            2,924               --           1,500               --
Alternative minimum tax credit carryforward                    --               --           2,110               --
Property, plant and equipment                                  --          (26,487)             --          (27,674)
Trademarks and technologies                                    --          (18,339)             --          (19,061)
Inventories                                                    --           (2,412)             --           (2,818)
Other                                                       8,375           (3,419)          7,487           (2,547)
--------------------------------------------------------------------------------------------------------------------
Deferred tax benefits (obligations)                       $29,774         $(50,657)        $29,248         $(52,100)
--------------------------------------------------------------------------------------------------------------------


In the consolidated balance sheets, these deferred benefits and deferred obligations are classified as deferred income tax assets or deferred income tax liabilities, based on the classification of the related liability or asset for financial reporting. A deferred tax asset or liability that is not related to an asset or liability for financial reporting, including deferred tax assets related to carryforwards, are classified according to the expected reversal date of the temporary difference as of the end of the year. Tax credit carryforwards primarily consist of alternative minimum taxes, which can be carried forward indefinitely, and certain state tax net operating losses subject to various limitations which expire, if unused, in 1999 through 2007 under the current tax laws.

A valuation allowance of $1.0 million and $0.3 million as of December 31, 1998 and 1997, has been recorded to offset these state tax credit carryforwards. As of December 31, 1998 and 1997, no other valuation allowances are deemed necessary as management expects to realize all other deferred benefits as future tax deductions.


--------------------------------------------------------------------------------
NOTE 9.  STOCK OPTION PLANS
--------------------------------------------------------------------------------


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

Certain information regarding stock options issued by the Company is summarized below:


(IN THOUSANDS, EXCEPT WEIGHTED AVERAGE PRICES)
--------------------------------------------------------------------------------------------------------------------
                                                               OUTSTANDING                    EXERCISABLE
                                                      --------------------------------------------------------------
                                                                           WTD. AVG.                      WTD. AVG.
                                                               SHARES    EXER. PRICE         SHARES     EXER. PRICE
December 31, 1995                                                 583         $11.79            277          $11.18
Issued                                                            178           4.82
Exercised                                                         (14)          2.50
Canceled                                                          (74)         12.17
--------------------------------------------------------------------------------------------------------------------
December 31, 1996                                                 673          10.10            472           10.82
Issued                                                            209           6.54
Exercised                                                         (10)          2.79
Canceled                                                          (50)         15.40
--------------------------------------------------------------------------------------------------------------------
December 31, 1997                                                 822           8.94            651            9.74
Issued                                                             72          15.35
Exercised                                                        (102)          6.57
--------------------------------------------------------------------------------------------------------------------
December 31, 1998                                                 792          $9.79            670           $9.62
--------------------------------------------------------------------------------------------------------------------


(In thousands, except weighted average prices)
--------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 1998                                   Outstanding                         Exercisable
                                            ------------------------------------------------------------------------
                                                           Wtd. Avg       Wtd. Avg.                       Wtd. Avg.
       Range of Exercise Prices     Shares          Remaining Years     Exer. Price         Shares      Exer. Price
-------------------------------- ---------- ------------------------  -------------- -------------- ----------------
$2.50 - $11.13                         543                     7.42   $        6.41            469  $          6.25
12.13 - 25.63                          249                     6.71           17.18            201            17.47
--------------------------------------------------------------------------------------------------------------------


The Company measures  compensation  cost under the intrinsic value based method.
Had compensation expense been determined under the fair value based method pro forma net income and diluted earnings per share would have been as follows:


(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                                                 1998               1997                1996
                                                                         ----               ----                ----
Pro forma net income (loss)                                     $        37.7       $        6.9       $       (6.1)
Pro forma diluted earnings (loss) per share                              3.73               0.70              (0.62)


The fair value of each option grant is estimated on the date of grant using the Black-Scholes pricing model assuming an expected life of 10 years, a zero dividend yield and the following weighted average assumptions:

---------------------------------------------------------- ------------------ ------------------ -------------------
YEARS ENDED DECEMBER 31,                                                1998               1997                1996
                                                                        ----               ----                ----
Risk free interest rate                                                 5.3%               6.3%                7.1%
Volatility rate                                                        60.9%              64.9%               56.6%
---------------------------------------------------------- ------------------ ------------------ -------------------

--------------------------------------------------------------------------------
NOTE 10.  ENVIRONMENTAL MATTERS
--------------------------------------------------------------------------------


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

Such matters include five situations in which the Company, through certain of its truck components segment businesses and their predecessors, have been named or are believed to be Potentially Responsible Parties (PRPs) in the contamination of the sites. Additionally, environmental remediation may be required at two of the truck components segment facilities at which soil and groundwater contamination has been identified.

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


As of December 31, 1998, the Company has a $10.7 million environmental reserve. This reserve is based on current cost estimates and does not reduce estimated expenditures to net present value. The Company currently anticipates spending approximately $0.8 million per year in 1999 through 2003 for monitoring the various environmental sites associated with the environmental reserve, including attorney and consultant costs for strategic planning and negotiations with regulators and other PRPs, and payment of remedial investigation costs. These sites are generally in the early investigatory stages of the remediation process and thus it is anticipated that significant cash payments for remediation will not be incurred for at least several years. After the evaluation and investigation period, the investigation and remediation costs will likely increase because the actual remediation of the various environmental sites associated with the environmental reserve will likely be under way. Any cash expenditures required by the Company or its subsidiaries to comply with applicable environmental laws and/or to pay for any remediation efforts will not be reduced or otherwise affected by the existence of the environmental reserve. Due to the early stage of investigation of many of the sites and potential remediations referred to above, there are significant uncertainties as to waste quantities involved, the extent and timing of the remediation which will be required, the range of acceptable solutions, costs of remediation and the number of PRPs contributing to such costs. Based on all of the information presently available to it, the Company believes that the environmental reserve will be adequate to cover its future costs related to the sites associated with the environmental reserve, and that any additional costs will not have a material adverse effect on the financial condition or results of operations of the Company. However, the discovery of additional sites, the modification of existing laws or regulations, the imposition of joint and several liability under CERCLA or the uncertainties referred to above could result in such a material adverse effect.


--------------------------------------------------------------------------------
NOTE 11.  CONTINGENCIES
--------------------------------------------------------------------------------


In December 1992, JAC commenced a patent infringement lawsuit against Trinity Industries, Inc. (Trinity) in the United States District Court for the Western District of Pennsylvania alleging infringement of JAC's patent for its BethGon Coalporter(R) freight car. The suit involved Trinity's manufacture, sale and offering for sale of its Aluminator II coal freight car in competition with JAC's BethGon Coalporter(R) freight car, the tubs of which are covered by JAC's patent.

In April 1998, JAC settled this litigation. Pursuant to the settlement agreement, Trinity paid $16.75 million in cash as damages for Trinity's infringement. In addition, the settlement agreement provides that Trinity will not market, manufacture, use, sell or lease its infringing Aluminator II freight car through the expiration of the patent in November 1999. The settlement agreement further provides that the Company will covenant not to sue Trinity in connection with Trinity's marketing, manufacturing, using, selling or leasing its single tub coal gondola freight car as presently designed and manufactured.

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


--------------------------------------------------------------------------------
NOTE 12.  COMMITMENTS
--------------------------------------------------------------------------------

The Company leases certain real property and equipment under long-term leases expiring at various dates through 2032. The leases generally contain specific renewal or purchase options at the then fair market value.


Future minimum lease payments at December 31, 1998, are as follows:


(IN THOUSANDS)
--------------------------------------------------------------------------------------------------------------------
                                                                             CAPITAL LEASE         OPERATING LEASES
                                                                      ---------------------  -----------------------
                                                                                                               >
1999                                                                                  $395                   $5,191
2000                                                                                   395                    2,814
2001                                                                                   395                    1,968
2002                                                                                   281                    1,261
2003                                                                                   125                      861
Thereafter                                                                           2,003                    2,220
--------------------------------------------------------------------------------------------------------------------
Total minimum lease payments                                                         3,594                  $14,315
Less: Amount representing interest                                                   2,001
--------------------------------------------------------------------------------------------------------------------
Present value of minimum lease payments                                              1,593
Less: Current portion of obligation under capital lease                                212
--------------------------------------------------------------------------------------------------------------------
Noncurrent obligation under capital lease                                           $1,381
--------------------------------------------------------------------------------------------------------------------



While the Company is liable for maintenance, insurance and similar costs under most of its leases, such costs are not included in the future minimum lease payments.

Accumulated depreciation of this asset was $0.4 million and $0.3 million as of December 31, 1998 and 1997, respectively.

Total rental expense for the years 1998, 1997 and 1996 amounted to $7.4 million, $6.5 million and $3.7 million, respectively.

--------------------------------------------------------------------------------
NOTE 13.  BUSINESS SEGMENT INFORMATION
--------------------------------------------------------------------------------

The Company is engaged in the transportation industry and operates in two business segments. Both segments operate in North America. There are no intersegment sales.

The Company's reportable segments are its strategic business units that serve separate markets. They are managed separately because each segment serves a different sector in the transportation field. The freight car segment consists of Johnstown America Corporation, Freight Car Services and JAIX Leasing. The truck components segment consists of Gunite Corporation, Brillion Iron Works, Bostrom Seating and Fabco Automotive.

The Company accumulates its expenses for the Corporate headquarters which provide services to each of the operating segments. These costs are partially allocated to the segments based primarily on the sales of each unit.

In each of 1998, 1997 and 1996 a different customer accounted for 10%, 12% and 13% of the Company's total revenue. The particular customer sales were recorded in the freight car segment's revenues. No other customer accounted for greater than 10% of the Company's total revenue during these periods.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performances based on operating income or loss before interest and income taxes, and also on operating cash flow defined as operating income or loss plus depreciation and amortization.



Segment information for the years 1998, 1997, 1996 is as follows:
(IN MILLIONS)                                     OPERATING     IDENTIFIABLE      DEPRECIATION          CAPITAL
                             NET SALES        INCOME (LOSS)           ASSETS  AND AMORTIZATION     EXPENDITURES
                       ---------------- --------------------  --------------------------------------------------
1998
Freight Car                     $532.5                $49.7(1)        $125.7              $6.7             $2.5(4)
Truck Components                 433.6                 49.8(2)         398.9              18.2              8.9
Corporate                          0.0                 (1.2)            59.8               1.4              0.1
--------------------------------------------------------------------------------------------------------------------
Total                           $966.1                $98.3           $584.4             $26.3            $11.5
1997
Freight Car                     $234.7                $(5.1)          $130.8              $6.5             $1.6(4)
Truck Components                 415.6                 60.6(3)         406.9              18.0              6.5
Corporate                          0.0                 (1.1)            41.1               2.1              0.1
--------------------------------------------------------------------------------------------------------------------
Total                           $650.3                $54.4           $578.8             $26.6             $8.2
1996
Freight Car                     $198.3                $(3.9)          $104.6              $8.1             $2.9(4)
Truck Components                 361.7                 35.5            409.4              18.0              6.8
Corporate                          0.0                 (1.2)            41.3               3.2              0.2
--------------------------------------------------------------------------------------------------------------------
Total                           $560.0                $30.4           $555.3             $29.3             $9.9
--------------------------------------------------------------------------------------------------------------------

(1)Includes favorable settlement of patent lawsuit litigation of $16.8 million.
(2)Includes pension termination gain of $1.7 million from former pension plan at Gunite Corporation.
(3)Includes reduction of environmental reserves of $14.3 million as a result of a settlement of litigation.
(4)JAIX Leasing  purchases of new or rebuilt freight cars for its leased fleet are excluded.  Such purchases aggregated to $4.9 million,  $27.6 million and $5.4 million in 1998, 1997 and 1996, respectively.

--------------------------------------------------------------------------------
NOTE 14.  UNAUDITED QUARTERLY INFORMATION
--------------------------------------------------------------------------------

(IN MILLIONS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------------------------------------------
1998                                                            FIRST         SECOND          THIRD          FOURTH
                                                              QUARTER        QUARTER        QUARTER         QUARTER
                                                      --------------------------------------------------------------
Total revenue                                                  $231.2         $238.2         $242.8          $253.9
Gross profit                                                     30.5           33.0           37.2            39.4
Net income                                                       14.0            6.2            8.0             9.7
Diluted earnings per share                                       1.40           0.61           0.78            0.96
--------------------------------------------------------------------------------------------------------------------


1997                                                            FIRST         SECOND          THIRD          FOURTH
                                                              QUARTER        QUARTER        QUARTER         QUARTER
                                                      --------------------------------------------------------------
Total revenue                                                  $115.7         $158.2         $186.8          $189.6
Gross profit                                                     19.0           22.4           24.7            27.8
Net income (loss)                                                (1.9)          (0.5)           8.1             1.8
Diluted earnings (loss) per share                               (0.19)         (0.05)          0.83            0.18
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE 15.  GUARANTOR SUBSIDIARIES
--------------------------------------------------------------------------------


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

                      CONDENSED CONSOLIDATING BALANCE SHEET



(IN MILLIONS)
-----------------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 1998                                     PARENT     GUARANTOR           JAIX
                                                           COMPANY  SUBSIDIARIES        LEASING   ELIMINATIONS  CONSOLIDATED
Cash and cash equivalents                                    $47.4        $(13.5)          $5.2        $    --         $39.1
Accounts receivable, net                                        --          81.3            0.4             --          81.7
Inventories                                                     --          66.7             --             --          66.7
Prepaid expenses and other                                     3.1          12.0            1.1             --          16.2
-----------------------------------------------------------------------------------------------------------------------------
Total current assets                                          50.5         146.5            6.7             --         203.7
Property, plant and equipment, net                             2.4         114.4           18.2           (0.3)        134.7
Other assets                                                 168.1         238.5            0.3         (160.9)        246.0
-----------------------------------------------------------------------------------------------------------------------------
Total assets                                                $221.0        $499.4          $25.2        $(161.2)       $584.4
-----------------------------------------------------------------------------------------------------------------------------
Accounts payable                                            $   --         $65.4           $0.2        $    --         $65.6
Other current liabilities                                    (16.0)         93.9            2.4             --          80.3
-----------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                    (16.0)        159.3            2.6             --         145.9
Noncurrent liabilities                                          --          78.8            3.5             --          82.3
Long-term debt, less
  current maturities and intercompany
  advances (receivables)                                     126.3         110.5            8.7             --         245.5
Total shareholders' equity                                   110.7         150.8           10.4         (161.2)        110.7
-----------------------------------------------------------------------------------------------------------------------------
Total liabilities and
  shareholders' equity                                      $221.0        $499.4          $25.2        $(161.2)       $584.4
-----------------------------------------------------------------------------------------------------------------------------




                   CONDENSED CONSOLIDATING STATEMENT OF INCOME

(IN MILLIONS)
-----------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1998                                PARENT     GUARANTOR           JAIX
                                                           COMPANY  SUBSIDIARIES        LEASING   ELIMINATIONS  CONSOLIDATED
Total revenue                                              $    --        $957.8           $8.3        $    --        $966.1
Cost of sales                                                   --         821.0            4.9             --         825.9
-----------------------------------------------------------------------------------------------------------------------------
Gross profit                                                    --         136.8            3.4             --         140.2
Selling, general, administrative
  and amortization expenses                                    1.2          59.5            0.9             --          61.6
Gain on sale of leased freight cars                             --            --           (1.2)            --          (1.2)
Patent lawsuit settlement                                       --          (1.7)            --             --          (1.7)
Pension termination gain                                        --         (16.8)            --             --         (16.8)
-----------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                       (1.2)         95.8            3.7             --          98.3
Interest expense, net                                         12.6          16.9            0.9             --          30.4
Equity (earnings) of subsidiaries                            (47.4)           --             --           47.4            --
Provision (benefit) for income taxes                          (5.4)         33.2            1.1             --          28.9
-----------------------------------------------------------------------------------------------------------------------------
Net income (loss) before
  extraordinary item                                          39.0          45.7            1.7          (47.4)         39.0
Extraordinary item, net of tax                                (1.1)           --             --             --          (1.1)
-----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                            $37.9         $45.7           $1.7         $(47.4)        $37.9
-----------------------------------------------------------------------------------------------------------------------------


                 CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS


(IN MILLIONS)
-----------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1998                            PARENT       GUARANTOR           JAIX
                                                       COMPANY    SUBSIDIARIES        LEASING    ELIMINATIONS   CONSOLIDATED
Cash flows from (used for)
  operating activities                                  $(29.6)          $82.4           $3.9         $    --          $56.7
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from (used for) investing activities:
Capital expenditures                                      (0.1)          (11.4)            --              --          (11.5)
Leasing business asset additions                            --              --           (4.9)             --           (4.9)
Proceeds from sale of leased assets                         --              --           24.3              --           24.3
Changes in restricted
  cash/other                                               0.2            (0.1)            --              --            0.1
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from (used for)
  investing activities                                     0.1           (11.5)          19.4              --            8.0
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from (used for)
financing activities:
Payments of term loans and
  capital lease                                          (36.7)           (0.2)            --              --          (36.9)
Net payments of JAIX
  Leasing debt                                              --              --          (20.0)             --          (20.0)
Intercompany advances                                     88.0           (88.0)            --              --             --
Payment of deferred financing
  costs and other                                          0.5              --           (0.1)             --            0.4
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from (used for)
financing  activities                                     51.8           (88.2)         (20.1)             --          (56.5)
Net increase (decrease) in cash
and cash equivalents                                      22.3           (17.3)           3.2              --            8.2
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents,
  beginning of year                                       25.1             3.8            2.0              --           30.9
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents,
  end of year                                            $47.4          $(13.5)          $5.2         $    --          $39.1
-----------------------------------------------------------------------------------------------------------------------------



                      CONDENSED CONSOLIDATING BALANCE SHEET

(In millions)
------------------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 1997                                    PARENT      GUARANTOR           JAIX
                                                          COMPANY   SUBSIDIARIES        LEASING   ELIMINATIONS   CONSOLIDATED
Cash and cash equivalents                                   $25.1           $3.8           $2.0        $    --          $30.9
Accounts receivable, net                                       --           60.5             --             --           60.5
Inventories                                                    --           58.7             --             --           58.7
Prepaid expenses and other                                    2.6           13.9            1.0             --           17.5
------------------------------------------------------------------------------------------------------------------------------
Total current assets                                         27.7          136.9            3.0             --          167.6
Property, plant and equipment, net                            2.6          117.3           36.9           (0.3)         156.5
Other assets                                                124.7          242.8            0.8         (113.6)         254.7
------------------------------------------------------------------------------------------------------------------------------
Total assets                                               $155.0         $497.0          $40.7        $(113.9)        $578.8
------------------------------------------------------------------------------------------------------------------------------
Accounts payable                                             $0.5          $54.7        $    --        $    --          $55.2
Other current liabilities                                     2.7           60.2            0.5             --           63.4
------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                     3.2          114.9            0.5             --          118.6
Noncurrent liabilities                                         --           78.2            3.5             --           81.7
Long-term debt, less
  current maturities and intercompany
  advances (receivables)                                     80.8          198.8           27.9             --          307.5
Total shareholders' equity                                   71.0          105.1            8.8         (113.9)          71.0
------------------------------------------------------------------------------------------------------------------------------
Total liabilities and
  shareholders' equity                                     $155.0         $497.0          $40.7        $(113.9)        $578.8
------------------------------------------------------------------------------------------------------------------------------



                   CONDENSED CONSOLIDATING STATEMENT OF INCOME

(In millions)
-----------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1997                            PARENT       GUARANTOR           JAIX
                                                       COMPANY    SUBSIDIARIES        LEASING    ELIMINATIONS   CONSOLIDATED
Total revenue                                          $    --          $642.8           $7.6         $    --         $650.4
Cost of sales                                               --           552.4            4.0              --          556.4
-----------------------------------------------------------------------------------------------------------------------------
Gross profit                                                --            90.4            3.6              --           94.0
Selling, general, administrative
  and amortization expenses                                1.1            53.5            0.1              --           54.7
Gain on sale of leased freight cars                         --              --           (0.8)             --           (0.8)
Reduction of environmental reserves                         --           (14.3)            --              --          (14.3)
-----------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                   (1.1)           51.2            4.3              --           54.4
Interest expense, net                                     12.3            20.9            2.2              --           35.4
Equity (earnings) of subsidiaries                        (17.6)             --             --            17.6             --
Provision (benefit) for income taxes                      (5.3)           14.2            0.6              --            9.5
-----------------------------------------------------------------------------------------------------------------------------
Net income (loss) before
  extraordinary item                                       9.5            16.1            1.5           (17.6)           9.5
Extraordinary item, net of tax                            (2.0)             --             --              --           (2.0)
-----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                         $7.5           $16.1           $1.5          $(17.6)          $7.5
-----------------------------------------------------------------------------------------------------------------------------


                 CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

(IN MILLIONS)
-----------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1997                            PARENT       GUARANTOR           JAIX
                                                       COMPANY    SUBSIDIARIES        LEASING    ELIMINATIONS   CONSOLIDATED
Cash flows from (used for)
  operating activities                                   $(5.2)          $29.5           $2.4         $    --          $26.7
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from (used for) investing activities:
Capital expenditures                                      (0.1)           (8.2)            --              --           (8.3)
Leasing business asset additions                            --              --          (27.6)             --          (27.6)
Proceeds from sale of leased assets                        3.1              --            7.1              --           10.2
Changes in restricted
  cash/other                                                --             0.6             --              --            0.6
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from (used for)
  investing activities                                     3.0            (7.6)         (20.5)             --          (25.1)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from (used for) financing activities:
Issuance of long-term debt                                82.8              --             --              --           82.8
Payments of term loans and
  capital lease                                          (90.0)           (0.1)            --              --          (90.1)
Net proceeds from JAIX
  Leasing debt                                              --              --           15.6              --           15.6
Intercompany advances                                     19.4           (19.4)            --              --             --
Payment of deferred financing
  costs and other                                         (3.0)             --           (0.5)             --           (3.5)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from (used for)
  financing  activities                                    9.2           (19.5)          15.1              --            4.8
Net increase (decrease) in cash
  and cash equivalents                                     7.0             2.4           (3.0)             --            6.4
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents,
  beginning of year                                       18.1             1.4            5.0              --           24.5
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents,
  end of year                                            $25.1            $3.8           $2.0         $    --          $30.9
-----------------------------------------------------------------------------------------------------------------------------


                   CONDENSED CONSOLIDATING STATEMENT OF INCOME

(IN MILLIONS)
-----------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1996                            PARENT       GUARANTOR           JAIX
                                                       COMPANY    SUBSIDIARIES        LEASING    ELIMINATIONS   CONSOLIDATED
Total revenue                                          $    --          $555.6           $4.4         $    --         $560.0
Cost of sales                                               --           472.1            2.1              --          474.2
-----------------------------------------------------------------------------------------------------------------------------
Gross profit                                                --            83.5            2.3              --           85.8
Selling, general, administrative
  and amortization expenses                                1.2            55.6             --              --           56.8
Gain on sale of leased freight cars                         --              --           (1.4)              --          (1.4)
-----------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                   (1.2)           27.9            3.7              --           30.4
Interest expense, net                                     11.4            21.7            2.7              --           35.8
Equity (earnings) of subsidiaries                         (2.0)             --             --             2.0             --
Provision (benefit) for income taxes                      (5.2)            4.8            0.4              --             --
-----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                        $(5.4)           $1.4           $0.6           $(2.0)         $(5.4)
-----------------------------------------------------------------------------------------------------------------------------



                 CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

(IN MILLIONS)
-----------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1996                            PARENT       GUARANTOR           JAIX
                                                       COMPANY    SUBSIDIARIES        LEASING    ELIMINATIONS   CONSOLIDATED
Cash flows from (used for)
  operating activities                                   $(5.0)          $40.1           $1.3         $    --          $36.4
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from (used for) investing activities:
Capital expenditures                                      (0.2)           (9.7)            --              --           (9.9)
Leasing business asset additions                          (4.9)            0.3           (0.8)             --           (5.4)
Proceeds from sale of leased freight cars                   --              --           18.1              --           18.1
Changes in restricted
  cash/other                                                --             0.8             --              --            0.8
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from (used for)
  investing activities                                    (5.1)           (8.6)          17.3              --            3.6
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from (used for) financing activities:
Payments of term loans and
  capital lease                                          (16.6)           (0.2)            --              --          (16.8)
Net payments of JAIX
  Leasing debt                                              --              --           (8.8)             --           (8.8)
Intercompany advances                                     27.1           (23.7)          (3.4)             --             --
Dividends received/ (paid)                                 1.6              --           (1.6)             --             --
Payment of deferred financing
  costs                                                   (0.8)             --           (0.7)             --           (1.5)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from (used for)
  financing  activities                                   11.3           (23.9)         (14.5)             --          (27.1)
Net increase in cash
  and cash equivalents                                     1.2             7.6            4.1              --           12.9
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents,
  beginning of year                                       16.9            (6.2)           0.9              --           11.6
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents,
  end of year                                            $18.1            $1.4           $5.0         $    --          $24.5
-----------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
NOTE 17.  FAIR VALUE OF FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

Based on borrowing rates currently available to the Company for borrowings with similar terms and maturities, the fair value of the Company's total debt, including JAIX Leasing, was approximately $264 million and $327 million as of December 31, 1998 and 1997, respectively. No quoted market value is available except for the Notes which had a market value of approximately $190 million and $196 million as of December 31, 1998, and 1997, respectively. Outstanding interest rate contracts, based on current market pricing models, have an estimated discounted fair market value of negative $0.4 million and negative $0.2 million as of December 31, 1998 and 1997, respectively. JAIX Leasing's debt has approximate fair market value of $10.2 million and $30.1 million as of December 31, 1998 and 1997, respectively. All other financial instruments of the Company have fair market values which approximate carrying value as of December 31, 1998 and 1997.


--------------------------------------------------------------------------------
NOTE 18.  SUPPLEMENTAL CASH FLOWS
--------------------------------------------------------------------------------

(IN THOUSANDS)
--------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                         1998         1997         1996
                                                 ----         ----         ----
Cash paid for:
Interest                                      $31,040      $30,157      $31,487
Income taxes                                   28,914          952        1,382
--------------------------------------------------------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF JOHNSTOWN AMERICA INDUSTRIES,INC.:

We have audited the accompanying consolidated balance sheets of Johnstown America Industries, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Johnstown America Industries, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ARTHUR ANDERSEN LLP
---------------------------
ARTHUR ANDERSEN LLP

Chicago, Illinois
January 27, 1999

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

The Audit Committee of the Board of Directors meets regularly to determine that management and independent auditors are properly discharging their duties regarding internal control and financial reporting. The independent auditors and employees have full and free access to the Audit Committee at any time.

Arthur Andersen LLP, independent public accountants, are retained to audit the consolidated financial statements.


/s/THOMAS M. BEGEL                             /S/ANDREW M. WELLER
-----------------------                        -----------------------------
Thomas M. Begel                                Andrew M. Weller
Chairman, President and                        Executive Vice President and
Chief Executive Officer                        Chief Financial Officer



January 27, 1999